WD-40 COMPANY

WD-40 Company 2026 Annual Report

RESILIENT & READY


WD-40

STRONG BUSINESSES WITHSTAND CHANGE.

GREAT BUSINESSES LEARN FROM IT.


AMERICAS
United States, Latin America and Canada
EIMEA
Europe, India, Middle East, and Africa
ASIA-PACIFIC
Australia, China, and Asia
176
COUNTRIES AND TERRITORIES
62
UNIQUE TRADE CHANNELS





“ OUR RESILIENT GLOBAL SUPPLY NETWORK, built through years of investment in people, partnerships, and capabilities, powered our success in FY26 and will continue to strengthen our agility, support growth, and create long-term value.

Nick Green | Vice President, Global Supply Chain Strategy



RESILIENT & READY

AT WD-40 COMPANY, resilience is not simply about navigating change. It is about learning from every experience and using those lessons to become stronger. For more than seven decades, our culture of learning, trusted relationships, and commitment to continuous improvement have helped us adapt in a changing world while creating value for stockholders.

The experiences of the past year reinforced the power of that mindset. Guided by the creativity, dedication and adaptability of our global team, we continued to learn, evolve and grow while navigating an increasingly dynamic environment. Those lessons are strengthening our capabilities, sharpening our focus and preparing us for the opportunities ahead.

We are resilient because of what we have built together. We are ready because of what we continue to learn.

STRONG BUSINESSES WITHSTAND CHANGE.

GREAT BUSINESSES LEARN FROM IT.

MEET OUR SOURCING AND SUPPLY CHAIN TEAMS:

Pictured Left: Asia-Pacific Sourcing and Supply Chain Team
Pictured Above: EIMEA Sourcing and Supply Chain Team
Pictured on Back Cover: Americas Sourcing and Supply Chain Team

DEAR FELLOW STOCKHOLDERS



Resilience is built over time and proven under pressure. Fiscal year 2026 was proof of that. Against a backdrop of conflict in the Middle East, a sharp rise in petroleum-based raw material costs, and widespread supply chain disruption, WD-40 Company delivered double-digit sales growth while continuing to invest in the opportunities that will define our next chapter. We enter fiscal year 2027 resilient and ready for the future.

As I reflect on my fourth full year as CEO, I am proud of how our people and our business model performed. Despite significant cost pressures late in the year, we delivered maintenance product growth at the high end of our long-term range, and gross margin once again exceeded our 55% target. Our returns and cash generation remained well ahead of our long-term objectives, a reflection of the resilience we have built into the business.

Resilience, in our view, means delivering consistent results regardless of the external environment. It requires disciplined scenario planning, anticipating risks before they materialize, and responding decisively when they begin to emerge. Our decentralized, outsourced supply chain allowed us to pivot to alternative sources of supply when the Middle East crisis hit, and we maintained global on-time, in-full delivery of more than 96% for our customers. Over recent years, we have significantly strengthened our ability to navigate difficult conditions, and that capability has become a lasting competitive advantage.

Building on that foundation, we also made an important change to how we measure ourselves. We sunset our longstanding 55/30/25 targets and introduced our Enduring Business Model. The new framework maintains our gross margin discipline but puts the emphasis on growth, returns and cash, and provides flexibility to invest behind our biggest opportunities. Specifically, we are targeting annual maintenance product sales growth of 5% to 9%, gross margin above 55%, adjusted EBITDA growth that exceeds sales growth, and an asset-light operating model with ROIC above 25% and free cash flow conversion of over 90%.

As we enter fiscal year 2027, we remain committed to our simple Four-by-Four Strategic Framework, consisting of our four Must-Win Battles to drive revenue growth, and four Strategic Enablers that support our operational excellence and productivity. We are harnessing focus and simplicity to drive our success.

In fiscal year 2026, we made strong progress against our Must-Win Battles:

MUST-WIN BATTLE #1
Lead Geographic Expansion

Seventy-three years after its introduction, our flagship product still has substantial room to grow. We estimate the global attainable market for WD-40 Multi-Use Product at approximately $2.2 billion, and we have realized only about 24% of that potential.

Our flagship WD-40® Multi-Use Product remains our biggest opportunity. Sales increased 11% to $533 million, adding $55 million and accounting for roughly 73% of our maintenance product growth. The United States grew 14%, driven by new distribution and major promotional activations, a clear sign that opportunity remains even in our most established market. We also delivered double-digit gains in Canada and Latin America, growth of 55% in India, 23% in China, and strong results across Southern Europe, including France, Spain, and Italy.

Moving to direct distribution has been central to this strategy. Mexico and Brazil have helped us nearly triple our Latin America business over the past six years. This year we established Japan, the world›s fourth-largest economy, as our newest direct market. Japan is mature and highly competitive, and building scale will take time. However, we believe competing in the world›s most demanding markets strengthens our organization, and the capabilities we build in Japan will benefit WD-40 Company globally. In other high-growth markets such as India, Indonesia, and Turkey, we continue to grow alongside strong strategic partners.

MUST-WIN BATTLE #2
Accelerate Premiumization

Sales of premium formats such as WD-40 Smart Straw® and WD_40 EZ-Reach® grew 17% to $277 million, with double-digit growth across all three trade blocs. Premiumized products now represent 52% of Multi-Use Product sales, yet only about 41% of units sold globally, so considerable runway remains. This year we brought Smart Straw manufacturing capacity online in China, giving us a competitive cost base in the Asia-Pacific bloc, where premium sales grew 37% in fiscal 2026. Over the last 5 years, we achieved a compound annual growth rate for net sales of premiumized products of 8.9%, and we continue to target a compound annual growth rate of greater than 10% for premiumized product sales.

MUST-WIN BATTLE #3
Drive WD-40 Specialist Growth

WD-40 Specialist® grew 21% to $99 million, with double-digit growth in all three trade blocs, and remains our fastest-growing sub-brand. We estimate the global opportunity for Specialist at approximately $960 million, and to date we have achieved only about 10% of our benchmarked sales potential. To close that gap, we completed a significant research project on the adjacent categories that matter most, and you will see us focus on a handful of categories where a few products account for most of the demand.

Innovation is driving this battle. We launched WD-40 Specialist® Bio-Based Lubricant, our first bio-based product, which quickly became a top seller in France and is rolling out across Europe ahead of a U.S. launch at the end of fiscal year 2027. We also introduced a water-based degreaser in Europe that became a multi-million-dollar product. Together, these mark the start of a longer-term move toward non-petroleum-based products. Over the last 5 years, we have achieved a compound annual growth rate for net sales of WD-40 Specialist of 18.4%. That gives us confidence we can grow WD-40 Specialist at a compound annual growth rate of more than 10% over the long term.

MUST-WIN BATTLE #4
Turbo-Charge Digital Commerce

E-commerce sales grew 19% to $67 million, with double-digit growth across all three trade blocs, and pureplay e-commerce now represents roughly 13% of global direct market maintenance product sales. In our leading markets, e-commerce accounts for 35% of sales, and closing that gap across the rest of our business represents a significant opportunity.

Looking ahead, we believe artificial intelligence will play an increasingly important role in how consumers discover, evaluate, and purchase brands. As AI-powered search and recommendation tools continue to evolve, one of our key priorities in fiscal year 2027 will be ensuring our brands are easy to find, remain trusted, and relevant across digital commerce, search, and AI-driven platforms.

Over the last 5 years, we have achieved a compound annual growth rate for net sales in the pureplay e-commerce channel of 13.1%. We expect e-commerce to remain one of our fastest-growing channels in fiscal 2027 and beyond, and we are targeting long-term compound annual growth of more than 10%.

Looking ahead, as search shifts toward AI-powered tools, ensuring our brands are discoverable wherever consumers shop will be a major focus in the coming years.

Our four Strategic Enablers continue to underpin our Must-Win Battles.

STRATEGIC ENABLER #1
Ensure a People-First Mindset

Our 753 employees across 19 countries remain our most durable competitive advantage. I'm proud that this year we recorded our highest-ever employee engagement score of 95%. Our culture is the leading reason new employees choose to join WD-40 Company, and it supports employee retention of approximately 90%. While honoring the culture I inherited, we continue to make our organization more adaptive to a rapidly changing environment, and the leadership changes we announced this year, taking effect early in fiscal year 2027, position us well for the future, including Keith Stauffer joining as Chief Financial Officer and Sara Hyzer becoming Division President, Americas. I want to thank Sara for her outstanding leadership as CFO and also welcome Keith, whose financial expertise and growth mindset will help us accelerate the execution of our strategy.

STRATEGIC ENABLER #2
Build an Enduring Business for the Future

End-user needs are changing, with younger generations showing a much greater preference for sustainable products. Many of our largest customers have committed to environmental goals and expect category leaders to partner with them. In our first company-wide EcoVadis assessment, we earned a bronze medal, placing us in the top 35% of companies assessed, and our bio-based launches show how we are turning this commitment into products.

STRATEGIC ENABLER #3
Achieve Operational Excellence in Supply Chain

Our decentralized and outsourced supply chain has proven extremely resilient, and we are in better shape than ever to endure disruption. This year we delivered more than $7 million in value through cost reduction initiatives, added a new manufacturing partner in Europe, and reduced inventory to 95 days on hand as we move toward our 90-day goal.

STRATEGIC ENABLER #4
Drive Productivity Through Enhanced Systems

We are leveraging technology and AI not only to drive productivity through process automation, but to accelerate value creation, supporting the execution of our Must-Win Battles in areas such as online discoverability and learning. This year we expanded our global ERP platform into two additional direct markets, building a more connected and scalable enterprise.

LOOKING AHEAD TO FISCAL YEAR 2027

Our priorities are clear: stay focused on our Four-by-Four Strategic Framework, deliver maintenance product sales growth of 5% to 9%, maintain gross margin at or above our 55% target, and deliver adjusted EBITDA growth in excess of sales. We will continue to return capital through dividends and share buybacks, supported by a new $100 million share repurchase authorization.

Looking further ahead, the opportunity before us remains substantial. Across each of our Must-Win Battles, we are still at an early stage of realizing our full potential. As the only truly global brand in our category, our ability to share learnings across markets will allow us to grow faster. I look forward to creating new paths for our people to learn, develop and advance as we scale this business to $1 billion in sales and beyond and continue to deliver long-term value.

On behalf of the Board and leadership team, I want to thank our employees for their resilience and dedication, our customers and partners for their loyalty, and you, our stockholders, for your continued support and trust.

Steve Brass
President and Chief Executive Officer

COORDINATED GLOBAL APPROACH

AMERICAS

United States, Latin America and Canada





Patricia Olsem
Division President, Americas

“The Americas delivered an exceptional year of growth and performance, powered by an extraordinary team and a relentless focus on our customers and end-users. Our U.S. business had a standout year, generating more than 70% of our segment’s growth, while Canada and Latin America also exceeded plan expectations. Together, we strengthened capabilities, advanced strategic priorities and enhanced our position for long-term growth. As I transition to the global role of Chief Strategy & Innovation Officer, I am confident that the Americas business is in great hands with Sara Hyzer and well positioned to capitalize on the opportunities ahead.

$326.2 M

+12% YOY

47% OF GLOBAL NET SALES IN FY26

LEADERSHIP TRANSITION FY27



“I’m honored to lead the Americas into its next chapter, building on our strong foundation, empowering our talented teams, deepening our connection with end-users and unlocking new opportunities for growth.

Sara Hyzer
Division President, Americas
Starting November 2026

EIMEA

Europe, India, Middle East, and Africa





Christophe Cloëz
Managing Director, EIMEA

“FY26 was defined by both momentum and resilience. EIMEA achieved record revenue and profit, while delivering solid results across all brands. WD-40® Specialist stood out with growth of 25%, and double-digit sales growth across many markets—clear evidence of strong momentum. In an increasingly uncertain environment, this performance is a testament to the resilience of our people and the enduring strength of our business.

$259.3 M

+10% YOY

38% OF GLOBAL NET SALES IN FY26

ASIA-PACIFIC

Australia, China, and Asia





Preston Ley
Managing Director, Asia-Pacific

“Resilience has been a defining strength of our Asia-Pacific team in FY26. Powered by our people and ready for the future, we took important steps to expand our geographic footprint, deepen our capabilities, and unlock new opportunities for growth. As we enter FY27, I am optimistic about what lies ahead and inspired by the potential of our people to build an even stronger WD-40® Brand across Asia-Pacific, from establishing Japan as a direct market to accelerating our reach across China and investing in the talent that will drive our future success.

$102.5 M

+10% YOY

15% OF GLOBAL NET SALES IN FY26

DEAR FELLOW STOCKHOLDERS



As I reflect on fiscal year 2026, my final year as Chief Financial Officer, the theme of resilience feels especially fitting. Despite challenges outside our control, including conflict in the Middle East and rising input costs, our teams remained focused on execution. WD-40 Company achieved strong growth, maintained gross margin above our long-term target range and continued to invest in the capabilities that will support future growth.

In fiscal year 2026, WD-40 Company achieved net sales of $688 million, an 11% increase over the previous year, 7% in constant currency. Maintenance product sales grew 13% to $666 million, 9% in constant currency, at the high end of our long-term target range. This growth reflects one of the great strengths of our business: our geographic diversity. Not every trade bloc grows at the same pace each year, and this year the Americas carried the torch.

I'm especially pleased that full-year gross margin reached 55.3%, up 20 basis points year over year and above our long-term target, despite sharply higher costs in the fourth quarter. While we can't control the price of commodities or specialty chemicals, investments in our global supply chain now allow us to optimize purchasing across suppliers and regions to help reduce the pressure from those increases. The investments we've made in recent years are now paying off. Adjusted EBITDA grew 6% to $120.8 million, in line with our goal for the year, and non-GAAP diluted earnings per share grew 6% to $6.18, within our guidance range, even as we reinvested in our people and increased advertising and promotion investments to support growth.

[1] Fiscal year 2025 ROIC excludes the positive impact of one-time, non-cash income tax adjustment in 2QFY25.

Our capital allocation strategy continues to be a key differentiator, enabled by our asset-light business model. We generated $97.6 million of free cash flow, or 117% of adjusted net income, and returned $84 million to stockholders through dividends and share repurchases. Our return on invested capital reached 28.6%, well above our 25% target and improving from 26.9%[1] last year. Our balance sheet remains in an excellent position, with low leverage and strong liquidity that provide flexibility to invest in growth and pursue strategic opportunities as they arise.

As we move into fiscal year 2027, we are sunsetting our 55/30/25 business model and focusing on our new Enduring Business Model. I think of it as an evolution rather than a shift, moving from a fixed destination model to evergreen targets that reflect how we compound value over time.

In closing, I want to recognize our finance teams. Over the past four years, they have become a true business enabler while continuing to manage risk with discipline. Together with teams across the company, they have helped lead major business transformations, support strategic acquisitions, strengthen profitability and invest in the systems and capabilities that will drive our future growth.

I'm proud of what we've built and confident in what lies ahead. As I pass the baton to Keith Stauffer, his international experience and background will be tremendous assets to WD-40 Company in its next stage of growth. It has truly been an honor to serve as your Chief Financial Officer, and I thank you for your continued confidence in WD-40 Company.

Sara Hyzer
Vice President, Finance and Chief Financial Officer

LEADERSHIP TRANSITION FY27



Keith Stauffer
Chief Financial Officer
Starting November 2026

12%

RETURN ON SALES[1]

[1] Calculated as net income for fiscal year 2026 divided by net sales for 2026.

17%

RETURN ON ASSETS[2]

[2] Calculated as net income for fiscal year 2026 divided by total assets at 8/31/26.

28.6%

RETURN ON INVESTED CAPITAL[3]

[3] Calculated as net operating profit after tax divided by average total assets less cash and cash equivalents, short-term investments and noninterest bearing liabilities.

GROSS MARGIN (percent)

Year	Value
2026	**55%**
2025	55%
2024	53%
2023	51%
2022	49%

NET SALES (millions of dollars)

Year	Value
2026	**688.0**
2025	620.0
2024	590.6
2023	537.3
2022	518.8

SALES PER EMPLOYEE (millions of dollars)

Year	Value
2026	**0.91**
2025	0.87
2024	0.92
2023	0.88
2022	0.89

DILUTED EARNINGS PER SHARE (in dollars)

Year	Value
2026	**6.08** 6.18[4]
2025	5.82[5] 6.69
2024	5.11
2023	4.83
2022	4.90

WEIGHTED AVERAGE SHARES OUTSTANDING (millions)

Year	Value
2026	**13.5**
2025	13.6
2024	13.6
2023	13.6
2022	13.7

NET INCOME (millions of dollars)

Year	Value
2026	**82.3** 83.7[4]
2025	79.1[5] 91.0
2024	69.6
2023	66.0
2022	67.3

[4] During the third quarter of fiscal year 2026, the Company reclassified certain homecare and cleaning products in the Americas from held for sale to held for use, reducing net income by $1.3 million and diluted earnings per share by $0.10.

[5] During the second quarter of fiscal year 2025, the Company released an uncertain tax position, resulting in a one-time favorable income tax adjustment that increased net income by $11.9 million and diluted earnings per share by $0.87.

RESILIENT BUSINESSES CREATE ENDURING VALUE

COMPARISON OF 10 YEAR CUMULATIVE TOTAL RETURN*

Among WD-40 Company, S&P 500, Russell 2000, and a Peer Group


$450
$400
$350
$300
$250
$200
$150
$100
$50
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
WD-40 Company
Peer Group
Russell 2000
S & P 500
Baseline

OUR ABILITY TO DELIVER LONG-TERM STOCKHOLDER RETURNS is rooted in the resilience of our business. An iconic global brand, a clear growth strategy, disciplined execution, a flexible global supply chain, and a strong financial foundation enable us to adapt quickly to changing market conditions. Our Four-by-Four Strategic Framework and Enduring Business Model transform resilience into results. Together, they help drive organic growth, expanding profitability, strong cash flow generation, and disciplined capital allocation, supported by a healthy balance sheet and a long-term perspective. These characteristics have enabled us to create sustainable value over time and position us to continue delivering attractive long-term returns for stockholders.

*This graph supplements the five-year cumulative total return graph included in Part II, Item 5 of the Company's Annual Report on Form 10-K, which also includes detailed information regarding the Company's 2026 peer group.

This graph compares the cumulative total stockholder return on the Company's Common Stock with the yearly weighted cumulative total returns of the Standard & Poor's 500 Composite Index ("S&P 500"), the Russell 2000 Composite Stock Index and a peer group of companies for each of the 10 fiscal years ending August 31.

It assumes $100 was invested on August 31, 2016, in the Company's Common Stock and each index or peer group, with dividends.

TABLE OF CONTENTS

This Page Intentionally Left Blank

9715 Businesspark Avenue
San Diego, California 92131

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The 2026 Annual Meeting of Stockholders ("annual meeting") of WD-40 Company ("Company") will be held solely via a live audio webcast at the following virtual location and for the following purposes:

When:	Friday, December 11, 2026 at 10:00 a.m., Pacific Time
Where:	https://meetnow.global/M4AQP24
Items of Business:	1. To elect a Board of Directors ("Board") for the ensuing year and until their successors are elected and qualified; 2. To hold an advisory vote to approve executive compensation; 3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2027; and 4. To consider and act upon such other business as may properly come before the annual meeting.
Who Can Vote:	Only the stockholders of record at the close of business on October 14, 2026 are entitled to vote at the annual meeting.
Attending the Virtual Annual Meeting	To expand access to our stockholders, our annual meeting will be conducted virtually. You may attend and participate in the annual meeting online, vote your shares electronically, and submit your questions prior to and during the annual meeting by visiting: https://meetnow.global/M4AQP24. There is no physical location for the annual meeting. Please see "How can I participate in the virtual annual meeting?" beginning on page 1 for information about how to attend, participate in the annual meeting, and ask questions.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

VIA THE INTERNET
Visit the website listed on your proxy card

BY TELEPHONE
Call the telephone number on your proxy card

BY MAIL
Sign, date and return your proxy card in the enclosed envelope

VIA LIVE VIRTUAL MEETING
Attend the annual meeting at
https://meetnow.global/M4AQP24

By Order of the Board of Directors,

Phenix Q. Kiamilev
Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
San Diego, California

October 30, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on December 11, 2026

The 2026 Proxy Statement and 2026 Annual Report to Stockholders are available at:

www.envisionreports.com/WDFC

Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy using the methods described in the "Important Notice Regarding the Availability of Proxy Materials" first sent to stockholders on or about October 30, 2026, or by following the instructions at www.envisionreports.com/WDFC.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement, form of proxy, and the Company's 2026 Annual Report (collectively, "proxy materials") before you vote.

2026 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:
December 11, 2026, at 10:00 a.m., Pacific Time

Record Date:
October 14, 2026

Virtual Meeting Place:
https://meetnow.global/M4AQP24

Meeting Webcast:
Available on the Company's Investor Relations website at http://investor.wd40company.com beginning at 10:00 a.m., Pacific Time, on December 11, 2026

VOTING MATTERS AND BOARD RECOMMENDATIONS

Management Proposals:	***Board Recommendations***	***Page***
Election of Directors (Item No. 1)	FOR all Director Nominees	5
Advisory Vote to Approve Executive Compensation ("Say-on-Pay") (Item No. 2)	FOR	13
Ratification of Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2026 (Item No. 3)	FOR	14

FAQS AND GENERAL INFORMATION

Q: Why am I receiving these proxy materials?

A: This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of the Company for use at its annual meeting to be held on Friday, December 11, 2026, and at any postponements or adjournments thereof.

At the annual meeting, the Company's stockholders will consider and vote upon (i) the election of directors to the Board for the ensuing year; (ii) an advisory vote to approve compensation for our named executive officers ("NEOs"); and (iii) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2027. Detailed information concerning these matters is set forth below. Management knows of no other business to come before the annual meeting.

Q: When and where will the annual meeting be held?

A: To provide expanded access to our stockholders, our annual meeting will be a virtual meeting of stockholders conducted solely via a live audio webcast, accessible at https://meetnow.global/M4AQP24. Although no physical in-person meeting will be held, we designed the format of our annual meeting to ensure that our stockholders of record who attend the annual meeting will be afforded similar rights and opportunities to participate as they would at an in-person meeting.

The annual meeting will begin promptly at 10:00 a.m., Pacific Time, on Friday, December 11, 2026. Online access to the audio webcast will open 15 minutes prior to the start of the annual meeting. Stockholders are encouraged to access the annual meeting prior to the start time and allow ample time to log into the audio webcast and test their computer systems.

Q: How can I participate in the virtual annual meeting?

A: The annual meeting will be conducted solely by live audio webcast and utilize the latest technology to expand access, improve communication, and save costs for stockholders and the Company. Anyone may enter the annual meeting as a guest in listen-only mode by selecting "I am a Guest," but only stockholders as of the record date and holders of

valid proxies are entitled to vote or ask questions at the annual meeting. To participate in the annual meeting, you will need to review the information included on the notice, proxy card or the instructions that accompanied your proxy materials. Stockholders are encouraged to vote and submit proxies in advance of the annual meeting by internet, telephone or mail as early as possible.

Stockholders of Record

If you are a registered stockholder (that is, if you hold your shares through our transfer agent, Computershare), you do not need to register to attend the annual meeting. You can participate in the annual meeting by accessing https://meetnow.global/M4AQP24. You will be able to attend the annual meeting online, ask a question and vote by following the instructions on the notice, proxy card, or the instructions that accompanied your proxy materials. If you cannot locate your notice or proxy card and would still like to attend the annual meeting, you can join as a guest. Guest attendees will not be allowed to vote or submit questions at the annual meeting.

Beneficial Owners

If you hold your shares through an intermediary, such as a bank or broker, you have several options to participate in the annual meeting.

If you would like to attend the annual meeting and do not want to ask questions or vote, you can simply join the annual meeting as a guest by accessing https://meetnow.global/M4AQP24. Guest attendees will not be allowed to vote or submit questions at the annual meeting.

If you would like to attend the annual meeting, ask a question and/or vote, you have two options:

1) Most beneficial holders do not need to register in advance and will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option may not be available for every type of beneficial owner with a voting control number. The absence of this option shall not impact the validity of the annual meeting. Most beneficial holders can participate in the annual meeting by accessing https://meetnow.global/M4AQP24, which enables them to attend the annual meeting online, ask a question, and vote by following the instructions on the notice, proxy card, or the instructions that accompanied their proxy materials.

2) Beneficial owners may choose to register in advance of the annual meeting if they prefer to use this traditional, paper-based option. To register to participate in the annual meeting, submit proof of your proxy power (legal proxy) reflecting your WD-40 Company (WDFC) holdings, along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 2:00 p.m., Pacific Time, on December 7, 2026, using one of the following methods:

- Email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

- Mail: Send a copy of the email or correspondence from your broker, or include your legal proxy, to WD-40 Company Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

Upon receipt of your valid legal proxy, Computershare will provide you with a control number by email. You can attend and participate in the annual meeting by accessing https://meetnow.global/M4AQP24 and entering the control number.

Our annual meeting procedures are intended to authenticate stockholders’ identities, allow stockholders to give their voting instructions, and confirm that stockholders’ instructions have been recorded properly and comport with applicable legal requirements.

Stockholder Questions at the Virtual Annual Meeting

Asking Questions. Stockholders of record and beneficial owners as of the record date can submit questions in writing prior to or during the annual meeting. To do so, log in to https://meetnow.global/M4AQP24 with your control number. Type your question in the “Submit a Question” field and click “Submit.” Stockholders and guests who attend without a control number can listen to the annual meeting but cannot submit questions or vote.

Time and Format. We will answer questions during the meeting as time permits. We have set aside up to 15 minutes for stockholder questions after the formal business of the annual meeting. To allow us to address as many stockholders as possible, each stockholder may submit up to two questions. Each question should be brief and cover a single topic. We may group questions on similar topics and answer them together to avoid repetition.

Recognizing Questions and Sharing Them with Participants. Questions submitted during the annual meeting will be read aloud by the moderator before being answered. At the Company's discretion, the moderator may identify the submitting stockholder by name and state of residence or may present the question without identifying the stockholder. Questions may be edited solely to remove personal information, profanity, or other inappropriate content.

Questions Not Answered During the Meeting. If we are unable to answer a question during the annual meeting due to time constraints, we will post the question and our response in the Investor Relations section of our website at www.investor.wd40company.com as soon as practicable after the meeting. Posted questions and responses will remain available for 30 days following the meeting. Questions on similar topics may be grouped and addressed together. ***Administrative questions regarding stockholder ownership, account information, or individual stockholder matters will not be addressed during the annual meeting or posted online. Stockholders with these types of inquiries should contact us at www.investorrelations@wd40.com.***

Technical Support. The virtual meeting platform supports the current versions of most browsers and devices that run the latest software and plug-ins. Please check your internet connection and log in 15 minutes before the annual meeting begins. If you have trouble checking in or during the annual meeting, please call technical support at +1-888-724-2416 (domestic) or +1-781-575-2748 (international). Technical support will be available starting 30 minutes before the annual meeting and until it ends.

Q: What constitutes a quorum in order to hold and transact business at the annual meeting?

A: The close of business on October 14, 2026 is the record date for stockholders entitled to notice of and to vote at the annual meeting. On the record date, the Company had 13,392,483 shares of common stock, $0.001 par value, outstanding. Stockholders of record entitled to vote at the annual meeting will have one vote for each share so held on the matters to be voted upon. If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Broker non-votes are shares that are held of record by a bank or broker as to which the bank or broker has not received instructions from the beneficial owner as to how the shares are to be voted.

Q: If I hold my shares through a broker, how do I vote?

A: If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. It is important that you cast your vote if you want it to count in (i) the election of directors to the Board for the ensuing year, (ii) the advisory vote to approve compensation for our NEOs, and (iii) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2027. Your broker will only be permitted to exercise its discretionary authority to vote on your behalf as to the ratification of the appointment of PricewaterhouseCoopers LLP. You may have received a notice from the Company entitled "Important Notice Regarding the Availability of Proxy Materials" with voting instructions or you may have received these proxy materials with separate voting instructions. Follow the instructions to vote or to request further voting instructions as set forth on the proxy materials you have received.

Q: How will my vote be cast if I provide instructions or return my proxy, and can I revoke my proxy?

A: If the enclosed form of proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. If no specified instruction is given with respect to a particular matter on your proxy, your shares will be voted by the proxy holder as set forth on your proxy. A proxy may be revoked by attendance at the annual meeting or by filing a proxy bearing a later date with the Corporate Secretary of the Company.

Q: How are the proxies solicited, and what is the cost?

A: The cost of soliciting proxies, if any, will be borne by the Company. Solicitations other than by mail may be made by telephone or in person by employees of the Company for which the expense will be nominal. We may also reimburse persons representing beneficial owners for their reasonable expenses incurred in forwarding such materials.

HOUSEHOLDING OF PROXY MATERIALS

The U.S. Securities and Exchange Commission ("SEC") rules permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies. Several banks and brokers with account holders that are our stockholders will be householding our proxy materials. A single Proxy Statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your bank or broker, direct your written request to *www.investorrelations@wd40.com*, Investor Relations, 9715 Businesspark Ave., San Diego, CA 92131 or contact Investor Relations by telephone at +1 (800) 448-9340. Stockholders who currently receive multiple copies of the Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker.

PROPOSALS

ITEM NO. 1

ELECTION OF DIRECTORS

At the annual meeting, the 10 nominees named below under the heading, *Director Nominees*, will be presented for election as directors to serve until the next annual meeting of stockholders when their successors may be elected or appointed. In the event any nominee is unable or declines to serve as a director at the time of the annual meeting, any proxy granted to vote for such nominee will be voted for a nominee designated by the present Board to fill such vacancy.

A nominee for election to the Board will be elected as a director if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Holders of common stock are not entitled to cumulate their votes in the election of directors. Withheld votes and broker non-votes are not counted as votes in favor of any nominee.

If an incumbent director nominee fails to receive more votes for election as a director than votes against election, the incumbent director will continue to serve as a director until a successor is elected or appointed. However, pursuant to Corporate Governance Guidelines adopted by the Board, such director nominee will be expected to tender his or her resignation to the Corporate Governance Committee of the Board. The Corporate Governance Committee will promptly consider such resignation and present a recommendation to the Board to accept or reject such resignation for formal action to be taken within 90 days following the annual meeting.

Article III, Section 3.2 of the Bylaws of the Company (amended and restated on June 17, 2024) provides that, unless otherwise specified in the Certificate of Incorporation, the authorized number of directors of the Company shall not be less than seven nor more than 12 until changed by amendment duly adopted by the stockholders. Within the specified limits, the exact number of directors is to be fixed from time to time by a resolution duly adopted by the Board or by the stockholders. By resolution of the Board adopted effective February 18, 2026, the authorized number of directors was fixed at 10, and the appointment of director, Ken A. Plunk, to the Company's Board, was effective on the same date.

DIRECTOR NOMINEES

Director Nominees	Independent[1]	Audit	Compensation and People	Corporate Governance	Finance
Steven A. Brass					
Cynthia B. Burks	✓	✓	Chair	✓	
Daniel T. Carter	✓	Chair[2]		✓	✓
Eric P. Etchart, Chairman of the Board	✓			✓	✓
Lara L. Lee	✓		✓	✓	Chair
Edward O. Magee, Jr.	✓	✓	✓		✓
Graciela I. Monteagudo	✓		✓	✓	✓
David B. Pendarvis	✓	✓	✓	Chair	
Ken A. Plunk	✓	✓[2]			✓
Anne G. Saunders	✓	✓	✓	✓	

[1] *The Board has determined that each director nominee (except for Mr. Brass):*

(i) has no material relationship with the Company (either directly or indirectly through an immediate family member or as a partner, stockholder or officer of an organization that has a relationship with the Company), and

(ii) is an independent director as defined in the Marketplace Rules of The Nasdaq Stock Market LLC (the "Nasdaq Rules").

[2] *The Board determined that Mr. Carter and Mr. Plunk are each an "audit committee financial expert" as defined by regulations adopted by the SEC.*

STEVEN A. BRASS, CEO AND PRESIDENT

Director since: March 2022

Age: 60

Experience (Highlights):

Mr. Brass was appointed CEO, effective 8/2022 and continues to serve as President, a position that he has held since 2019. He joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. From 2016 until 2019, Mr. Brass served as Division President, Americas, and from 2019 to 8/2022, as COO.

Qualifications (including Skills and Certifications):

As CEO and President of the Company, combined with his leadership experience in the Company's Americas and EIMEA trading blocs, Mr. Brass offers the Board a broad and deep Company-based perspective. In addition, his specific knowledge of the Company's operations, coupled with his breadth of experience with international markets and our domestic market, provides the Board with valuable insight.

CYNTHIA B. BURKS

Independent Director since: December 2022

Age: 60

Committees:

- Compensation and People Committee, chair
- Audit Committee, member
- Corporate Governance Committee, member

Experience (Highlights):

Ms. Burks serves as the managing member of Excel Advising, LLC, which was formed in 11/2022 and offers executive coaching and human resources consulting services. From 2019 to 2022, Ms. Burks was SVP and chief people and culture officer at Genentech, Inc. (formerly NYSE: DNA). From 2011 to 2019, she held various human resource management roles at Genentech-affiliated companies, including VP, human resources. Ms. Burks has also held human resource and organizational development positions in industries including media, consumer goods and technology.

Qualifications (including Skills and Certifications):

Ms. Burks was recognized as a NACD Certified Director in 2/2026 and has earned certifications in the areas of corporate directorship, executive compensation, and climate. She is also a licensed attorney (inactive) in the State of California. Ms. Burks' extensive knowledge of human capital strategy, including talent management, succession planning, compensation strategy, designing culture to increase competitive advantage, diversity, equity and inclusion, and organizational design, as well as her legal background, enhances the Board's management oversight capabilities.

Other Public Company Boards:

Inspire Medical Systems, Inc. (NYSE: INSP), since 8/2022

- Audit Committee, member
- Organization and Compensation Committee, member

Other Boards (Highlights):

Current:

Sellars Absorbent Materials, Inc. (manufacturer of absorbents made with recycled fibers), since 8/2022

- Compensation Committee, member

Cityblock (provider of comprehensive healthcare to underserved communities), since 7/2025

- Talent and Compensation Committee, chair

Previous:

Genentech Foundation (non-profit), 2020 - 2022

Torch (educational software company), 2021 - 2025

DANIEL T. CARTER

Independent Director since: 2016

Age: 70

Committees:

- Audit Committee, chair
- Corporate Governance Committee, member
- Finance Committee, member

Experience (Highlights):

Mr. Carter served as EVP and CFO of BevMo! from 2009 until his retirement in 2016. He also served as CFO of the following companies: Semtek, Inc. (2008 to 2009); Charlotte Russe Holding, Inc. (1998 to 2007); and Advanced Marketing Services (1997 to 1998). From 1986 to 1997, he was employed by Price Club and its follow-on entities, serving as SVP for PriceCostco and CFO for Price Enterprises. Mr. Carter began his career as an auditor with Ernst & Young LLP.

Qualifications (including Skills and Certifications):

Mr. Carter is recognized as a NACD Certified Director and as a NACD Board Leadership Fellow. Mr. Carter is a Certified Public Accountant (inactive) in California, and the Board has designated Mr. Carter as one of two financial experts. He is expected to continue to serve on our Audit Committee as its Chair. He has earned Harvard's Corporate Director Certificate and Carnegie-Mellon's CERT Certificate in Cyber-Risk Oversight. Mr. Carter's financial expertise, considerable knowledge of the retail industry, and financial experience provide the Board with a breadth of relevant skills and experience.

Other Board(s):

Chosen Foods, LLC (1/2018 - 8/2021)

ERIC P. ETCHART, CHAIRMAN OF THE BOARD

Independent Director since: 2016

Age: 70

Committees:

- Corporate Governance Committee, member
- Finance Committee, member

Experience (Highlights):

Mr. Etchart has served as the Company's non-executive Chairman of the Board since December 2024. Prior to joining the Company's Board, Mr. Etchart served as SVP of The Manitowoc Company, Inc. (NYSE: MTW) from 2007 until his retirement in 1/2016. He served as SVP, business development, from 2015 to 2016 and as president and general manager of the Manitowoc Crane Group from 2007 to 2015. From 1983 to 2007, Mr. Etchart held various sales, marketing and management positions at subsidiaries and predecessor companies of MTW.

Qualifications (including Skills and Certifications):

Mr. Etchart is a French national who has held management positions in China, Singapore, Italy, France and the U.S. He earned the NACD Board Leadership Fellow credential in 2016 and has maintained it annually since then by completing additional director-level education, including NACD's Effective Artificial Intelligence Oversight for Directors in 2026. Mr. Etchart has also completed Diligent's Climate Leadership and ESG Leadership programs to enhance his knowledge in those areas. These achievements reflect his deep and sustained commitment to elevating the Board's performance. Mr. Etchart's broad international experience across finance, marketing, board service and executive management provides a critical and globally informed perspective to the Board. In addition, his dedication to the highest standards of board leadership, with an emphasis on AI governance and ESG oversight, underscores the Board's ongoing commitment to strong governance.

Other Public Company Boards:

Graco Inc. (NYSE: GGG), since 2010
- Audit Committee, member
- Governance Committee, member

Alamo Group Inc. (NYSE: ALG), since 2015
- Compensation Committee, member
- Nominating / Corporate Governance Committee, chair

Other Boards:

Previous:

UPERIO Group, supplier of tower and self-erecting cranes, until 9/2025
- ESG Committee, chair
- UPERIO, USA (subsidiary), director and officer

LARA L. LEE

Independent Director since: December 2020

Age: 63

Committees:
- Finance Committee, chair
- Compensation and People Committee, member
- Corporate Governance Committee, member

Experience (Highlights):

Ms. Lee operates Lara Lee Associates LLC dba Creative Renewal offering governance, consulting, and advisory services. From 2016 to 2018, Ms. Lee served as president of Orchard Supply Hardware, a former subsidiary of Lowe's Companies, Inc. (NYSE: LOW), and from 2013 to 2018, as an SVP of Lowe's. From 2011 to 2013 she served as chief innovation and operating officer for Continuum, a global consultancy firm. She was also a partner at an innovation firm, Jump Associates, from 2007 to 2010. Ms. Lee's prior experience included 15 years at Harley-Davidson Motor Company as division head, VP, business unit leader, and in various European and Asian strategy, marketing and business development roles.

Qualifications (including Skills and Certifications):

Ms. Lee began her career with Ernst & Whinney (now Ernst & Young LLP) in Washington, D.C. and Singapore. Ms. Lee is a NACD Certified Director and earned an ESG certificate from Berkeley Law Executive Education. In 2025, the Corporate Directors Forum named Ms. Lee Director of the Year - Enhancement of Culture & Inclusion. Ms. Lee's diverse international business and management experience, including expertise in retail, market development, strategic marketing (including digital, e-commerce and channel marketing), brand development, and innovation across industries and international markets, provides the Board with valuable insights.

Other Public Company Boards:

Previous:

Marrone Bio Innovations, Inc. (formerly NASDAQ: MBII; acquired by Bioceres Crop Solutions Corp. now NASDAQ: BIOX), director, member of Audit Committee and Compensation Committee, and designated board ESG lead (11/2020 - 7/2022)

Other Boards (Highlights):

Current:

- Rather Outdoors Corporation, a designer and wholesaler of fishing equipment in North America and Europe, since 2/2023; Compensation Committee member

- Evergreen Way, Inc. dba Arber, a company that offers organic, non-toxic plant nutrition and pest/weed control products, since 5/2026

Previous:

- The Sill, Inc., an omnichannel specialty retailer of house plants and related products (11/2018 - 3/2024)
- Organically Grown Company, a distributor of organic produce, board chair; Compensation, Culture and People Committee chair; and Governance Committee chair (8/2019 - 7/2021)
- Independence Holdings LP GP, LLC, the parent company of Liberty Safe & Security Products, Inc., a designer and manufacturer of residential safes (10/2021-10/2026)

EDWARD O. MAGEE, JR.

Independent Director since: June 2022

Age: 60

Committees:

- Audit Committee, member
- Compensation and People Committee, member
- Finance Committee, member

Experience (Highlights):

Mr. Magee has served as VP for strategic operations at Belmont University in Nashville, Tennessee since 2/2023. He also holds two academic appointments: The first Executive-in-Residence and Professor of Practice, Business at Belmont's Jack C. Massey College of Business and in 9/2024, COO of the Thomas F. Frist, Jr. College of Medicine. From 2/2020 to 12/2022, Mr. Magee served as EVP, operations at Fender Musical Instruments Corporation ("Fender"). Prior to Fender, he served as its SVP, operations from 2016 to 2020. Mr. Magee also served as VP of operations and distribution for Thomas & Betts Corporation (now ABB Ltd.; OTNMKTS: ABBNY) from 2014 to 2016 and in various management roles in vehicle operations at Harley-Davidson Motor Company from 2004 to 2014.

Qualifications (including Skills and Certifications):

Prior to his executive experience, Mr. Magee served as a combat-decorated Lieutenant Colonel in the U.S. Marine Corps. Mr. Magee has earned certificates or completed coursework in AI, corporate directorship, ESG, and cyber risk. Mr. Magee is an honoree of Directors & Boards magazine's Directors to Watch 2026: Small Cap Companies, 2025 NACD Directorship 100™, and Corporate Directors Forum as a 2024 Director of the Year - Emerging Board Leader. Mr. Magee is a 2025 Presidential Leadership Scholar, a Six Sigma Black Belt, and a member of the Digital Director's Network. Mr. Magee's extensive knowledge of manufacturing, sustainability, supply chain, and logistics as well as his wide-ranging experience building and developing global leadership teams that drive organizational culture change, enhance the Board's management oversight capabilities.

Other Boards (including Non-Profit):

Current:

- NACD Nashville Chapter, Chair
- Smithsonian SITES | Affiliations Advisory Board
- Boys & Girls Clubs of Middle Tennessee

Previous (Highlights):

- Fender Play Foundation™, co-president and executive director
- Board of Visitors at Duke University's Fuqua School of Business

GRACIELA I. MONTEAGUDO

Independent Director since: June 2020

Age: 60

Committees:

- Compensation and People Committee, member
- Corporate Governance Committee, member
- Finance Committee, member

Experience (Highlights):

Ms. Monteagudo served as president and CEO of Lala U.S., Inc. from 2017 to 2018. From 2015 to 2017 she served as president, Americas and global marketing for Mead Johnson Nutrition Company and from 2012 to 2015 she held various leadership roles at Mead Johnson & Company, LLC. From 2008 through 2012, she held various leadership roles at Walmart Mexico, including SVP and business unit head for Sam's Club stores in Mexico. Ms. Monteagudo has dual Mexican and American citizenship and has held senior management positions in both Latin America and the U.S.

Qualifications (including Skills and Certifications):

Ms. Monteagudo is recognized as a NACD Certified Director and is an honoree of the 2022 NACD Directorship 100, an annual recognition of the leading corporate directors. She has also earned two certifications in artificial intelligence (one focused on business strategies and applications and another on ethics and board oversight) as well as certificates in the areas of climate and ESG. Ms. Monteagudo's significant board and leadership experience, including international business experience in Latin America, her extensive global and digital marketing, e-commerce, retail, and consumer goods expertise, offers the Board with valuable marketing and consumer products insight.

Other Public Company Boards:

Current:

ACCO Brands Corporation (NYSE: ACCO), since 8/2016

- Nominating, Governance & Sustainability Committee, chair
- Compensation & Human Capital Committee, member

iHeartMedia, Inc. (NASDAQ: IHRT), since 7/2021

- Audit Committee, member
- Nominating and Governance Committee, member

Other Boards:

Previous (Highlights):

- Driscoll's (a market leader of fresh berries), 3/2021 - 12/2021
- The Juice Plus+ Company, LLC, 9/2019 - 7/2023

DAVID B. PENDARVIS

Independent Director since: 2017

Age: 67

Committees:

- Corporate Governance Committee, chair
- Audit Committee, member
- Compensation and People Committee, member

Experience (Highlights):

Until his retirement in 6/2023, Mr. Pendarvis had served as chief administrative officer of ResMed Inc. (NYSE and ASX: RMD) since 2011 and secretary since 2003. In 2017, he served as interim president, EMEA and Japan of RMD. He joined RMD in 2002 as global general counsel and has also served as VP of organizational development from 2005 to 2011. Before joining RMD, Mr. Pendarvis was a partner at Gray Cary Ware & Freidenrich LLP (presently, DLA Piper), a partner at Gibson, Dunn & Crutcher, and a law clerk to U.S. District Court Judge J. Lawrence Irving in the U.S. District Court for the Southern District of California, San Diego.

Qualifications (including Skills and Certifications):

Mr. Pendarvis has earned certificates from Berkeley Law Executive Education in ESG and artificial intelligence. His expertise in corporate governance, compliance, intellectual property and worldwide legal affairs, and experience as general counsel with global responsibilities, including international executive management experience and focus on investor relations and corporate communications, provide the Board with valuable perspective for risk oversight.

Other Public Company Boards:

Previous:

Sequenom, Inc. (NASDAQ: SQNM), from 2009 until its acquisition by Laboratory Corporation of America Holdings (NYSE: LH) in 2016

Other Boards (including Non-Profit):

Previous:

- RMD's subsidiaries, ended 6/2023
- Corporate Directors Forum, 2010 - 2019
- San Diego Regional Chamber of Commerce, ended 5/2023

KEN A. PLUNK

Independent Director since: February 2026

Age: 62

Committees:

- Audit Committee, member
- Finance Committee, member

Experience (Highlights):

Mr. Plunk served as CFO and SVP, information technology, of J&J Snack Foods Corp. (NASDAQ: JJSF) from 9/2020 to 12/2024 and as SVP, international finance and strategy, of Wal-Mart Stores, Inc. ("Wal-Mart") from 2017 to 2019, and CFO of Wal-Mart China from 2016 to 2017. He has also held other executive positions at Wal-Mart from 2007 to 2016 and various management positions at The Home Depot and The Coca-Cola Company from 1996 to 2007.

Qualifications (including Skills and Certifications):

Mr. Plunk holds a Bachelor of Business Administration in Accounting from the University of Memphis in Tennessee. Mr. Plunk started his career at Ernst & Young, and he is a Certified Public Accountant (inactive) in Tennessee and a Six Sigma Green Belt. Designated by the Board as one of two financial experts, Mr. Plunk is expected to continue to serve on our Audit Committee. Mr. Plunk is a seasoned finance executive with diverse experience that includes audit, FP&A, treasury, risk management, M&A, investor relations, and portfolio management. Built across manufacturing, retail, and CPG sectors domestically and globally, his business acumen spans large public, small-cap, and private family companies, bringing a well-rounded corporate perspective to the Board.

Other Boards:

Current:

Milo's Tea Company
- Finance, Audit and Risk Committee, member since 1/2024
- Nominating and Governance Committee, member since 5/2026

NACD Nashville Chapter, member

Belmont University
- Board of Advisors, Center for Global Citizenship

ANNE G. SAUNDERS

Independent Director since: March 2019

Age: 65

Committees:
- Audit Committee, member
- Compensation and People Committee, member
- Corporate Governance Committee, member

Experience (Highlights):

Ms. Saunders served as president, U.S., of nakedwines.com from 2016 through 2017. From 2014 through 2016, she was president, U.S. of FTD Companies, Inc. (NASDAQ: FTD), and from 2012 through 2014, she served as president of Redbox Automated Retail, LLC. From 1990 to 2012, Ms. Saunders held various senior executive level positions at Starbucks Corporation, Bank of America, N.A., Knowledge Universe (presently KinderCare Education), eSociety and AT&T.

Qualifications (including Skills and Certifications):

Ms. Saunders' experience as a former senior P&L leader in multiple global consumer company divisions, and her deep functional expertise in marketing, e-commerce, and product innovation and development as well as her extensive public company board experience, provide valuable experience to the Board.

Other Public Company Boards:

Previous:

Bowflex Inc. (formerly NYSE BFX and formerly Nautilus, Inc., NYSE NLS), 2012 - 2024, chair since 8/2022

Swiss Water Decaffeinated Coffee Inc. (TSX: SWP), 11/2017 - 5/2023

Other Boards:

Current:

Reser's Fine Foods, since 2/2023
- Compensation Committee, member

There are no material pending litigation or proceedings involving the Company's director nominees.

There are no family relationships among any of our directors, director nominees or executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES SET FORTH ABOVE.

ITEM NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
(“SAY-ON-PAY”)

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as a matter of good corporate governance, the Company’s stockholders are being asked to cast an advisory vote to approve the compensation of the Company’s Named Executive Officers (“NEOs”) as described in the Compensation Discussion and Analysis (“CD&A”), the executive compensation tables, and the narrative disclosures that follow in this Proxy Statement. This vote is commonly referred to as a “Say-on-Pay” vote.

At the Company’s annual meeting in 2011, 2017, and 2023, the Company’s stockholders were asked, by a non-binding advisory vote, to express their preference as to the frequency of future Say-on-Pay votes. The Board recommended annual Say-on-Pay voting, and the Company’s stockholders approved to have Say-on-Pay votes every year.

Since 2011, the Board has authorized annual advisory votes for the stockholders to consider and approve the compensation of the NEOs, and the next non-binding, advisory vote on the compensation of the NEOs will be held at our 2027 annual meeting. The Say-on-Pay votes approving NEO compensation at each annual meeting held in 2011 through 2025 averaged 98% of the votes cast during this 15-year period.

The following resolution will be presented for approval by the Company’s stockholders at the 2026 annual meeting:

“RESOLVED, that the stockholders of WD-40 Company (the “Company”) hereby approve the compensation of the Company’s Named Executive Officers as disclosed in the Compensation Discussion and Analysis section of the Company’s Proxy Statement for the 2026 Annual Meeting of Stockholders and in the accompanying compensation tables and narrative disclosures.”

The advisory vote to approve executive compensation is a non-binding vote on the compensation of the Company’s NEOs. This Proxy Statement contains a description of the compensation provided to the NEOs as required by Item 402 of Regulation S-K promulgated under the Exchange Act.

Stockholders are encouraged to carefully consider the CD&A, accompanying compensation tables and related narrative discussion in this Proxy Statement in considering this advisory vote. The Board believes that the compensation provided to the Company’s NEOs offers a competitive pay-for-performance package with a proper balance of short-term and long-term incentives aligned with the interests of the Company’s stockholders.

This is an advisory vote and will not affect compensation previously paid or awarded to the NEOs. While a vote disapproving the NEOs’ executive compensation will not be binding on the Board or the Compensation and People Committee, such committee will consider the results of the advisory vote in making future executive compensation decisions.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the annual meeting is required to approve this advisory vote on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” ADOPTION OF THE PROPOSED RESOLUTION FOR APPROVAL OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

ITEM NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm ("auditor") of the Company to audit the consolidated financial statements of the Company for fiscal year 2027. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new auditor at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PwC, the Audit Committee may reconsider its selection.

A majority of the votes of the common stock present or represented at the annual meeting is required for approval. Broker non-votes will be voted in favor of approval. PwC acted as the Company's auditor during the past fiscal year and, unless the Audit Committee appoints a new auditor, PwC will continue to act in such capacity during the current fiscal year. It is anticipated that a representative of PwC will attend the annual meeting, and such representative will have an opportunity to make a statement and be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 31, 2027.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning those stockholders known to the Company to be the beneficial owners of more than 5% of the common stock of the Company and, based on information furnished by them, such stockholders have sole voting and investment power with respect to their shares, except as otherwise noted:

Name and Address of Beneficial Owner	**Amount and Nature of Beneficial Ownership^**		**Percent of Class†**
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	2,075,743	1	15.50 %
Vanguard Portfolio Management, LLC and its affiliates 100 Vanguard Blvd. Malvern, PA 19355	1,801,864	2	13.45 %

^ *Beneficial ownership information is based on reports as of June 30, 2026 filed on Form 13F with the SEC. Such information is unavailable as of October 14, 2026.*

† *Based on 13,392,483 shares of common stock outstanding as of the close of business on October 14, 2026.*

[1] *BlackRock, Inc. ("BlackRock") reported that these shares are managed by 14 investment management subsidiaries and disclaims investment discretion over such shares. A summary of investment discretion and voting authority of shares reported for certain subsidiaries is as follows:*

Investment Management Subsidiary	*Investment Discretion*	*Voting Authority*		
	Sole	*Sole*	*Shared*	*None*
BlackRock Fund Advisors	*1,475,263*	*1,475,263*		*0*
BlackRock Institutional Trust Company, N.A.	*396,565*	*384,694*		*11,871*
Aperio Group, LLC	*62,518*	*55,851*		*6,667*
BlackRock Asset Management Ireland Ltd	*41,769*	*41,769*		*0*
BlackRock Investment Management, LLC	*41,313*	*33,501*		*7,812*
BlackRock Advisors LLC	*30,204*	*30,204*		*0*
BlackRock Financial Management Inc/DE	*11,109*	*3,830*		*7,279*
7 other BlackRock subsidiaries (each holding fewer than 5,000 shares)	*17,002*	*11,504*		*5,498*

[2]

Investment Manager or its Affiliate	*Investment Discretion*		*Voting Authority*		
	Sole	*Shared*	*Sole*	*Shared*	*None*
Vanguard Portfolio Management, LLC		*$ 1,075,929*			*$ 1,075,929*
Vanguard Capital Management, LLC		*$ 604,460*			*$ 604,460*
Vanguard Fiduciary Trust Co.		*$ 96,780*	*$ 96,780*		
Vanguard Asset Management, Ltd.		*$ 13,389*	*$ 13,389*		
Vanguard Global Advisers, LLC		*$ 5,270*	*$ 5,270*		
Vanguard Investments Australia, Ltd.		*$ 3,345*			*$ 3,345*
Vanguard Personalized Indexing Management LLC	*$ 2,691*		*$ 2,082*		*$ 609*

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock, as of October 14, 2026, by (i) each current director (and/or director nominee) and NEO, and (ii) all current directors, NEOs, and other executive officers as a group:

	Shares and Nature of Beneficial Ownership[1]		
Name of Beneficial Owner	**Number**		**Percent of Class†**
Steven A. Brass	43,618	[2]	*
Sara K. Hyzer	7,910	[3]	*
Phenix Q. Kiamilev	5,410	[4]	*
Jeffrey G. Lindeman	5,918	[5]	*
Patricia Q. Olsem	8,542	[6]	*
Cynthia B. Burks	1,903	[7]	*
Daniel T. Carter	7,817	[8]	*
Eric P. Etchart	9,349	[9]	*
Lara L. Lee	2,503	[7]	*
Edward O. Magee, Jr.	2,613	[10]	*
Graciela I. Monteagudo	2,873	[7]	*
David B. Pendarvis	6,898	[11]	*
Ken A. Plunk	515	[7]	*
Anne G. Saunders	3,363	[7]	*
All current directors, NEOs, and other executive officer(s) of the Company, as a group (15 persons)	115,032	[12]	*

* *Less than 1%.*

† *Based on 13,392,483 shares of common stock outstanding as of the close of business on October 14, 2026.*

1 *All shares owned directly unless otherwise indicated.*

2 *Mr. Brass' total includes: (i) the right to receive 108 shares upon settlement of vested deferred performance units ("DPUs") upon termination of employment, (ii) 16,906 unvested restricted stock units ("RSUs"), none of which is subject to vesting within 60 days of October 14, 2026, (iii) 1,218 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, and (iv) 2,669 shares held in the WD-40 Company Profit Sharing / 401(k) Plan ("401(k) Plan").*

3 *Ms. Hyzer's total includes: (i) 3,507 unvested RSUs, none of which is subject to vesting within 60 days of October 14, 2026, (ii) 71 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, and (iii) 833 shares held in the 401(k) Plan.*

4 *Ms. Kiamilev's total includes: (i) 1,955 unvested RSUs, none of which is subject to vesting within 60 days of October 14, 2026, (ii) 68 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, and (iii) 272 shares held in the 401(k) Plan. The Kiamilev Family Trust established on October 5, 2012 holds beneficial ownership of all shares reported above, with investment discretion and voting authority shared with her spouse,*

5 *Mr. Lindeman's total includes: (i) 1,773 unvested RSUs, none of which is subject to vesting within 60 days of October 14, 2026, (ii) 253 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, and (iii) 710 shares held in the 401(k) Plan.*

6 *Ms. Olsem's total includes: (i) the right to receive 89 shares upon settlement of vested DPUs upon termination of employment, (ii) 1,975 unvested RSUs, none of which is subject to vesting within 60 days of October 14, 2026, and (iii) 644 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company. The 2007 Olsem Family Trust, which she shares investment discretion and voting authority with her spouse, holds beneficial ownership of 2,914 shares of the 8,542 shares reported above.*

7 *Shares shown represent the right to receive all such shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of October 14, 2026.*

8 *Mr. Carter's total includes the right to receive 6,817 shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of October 14, 2026.*

9 *Mr. Etchart's total includes the right to receive 7,289 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 60 shares are subject to vesting within 60 days of October 14, 2026).*

[10] *Mr. Magee's total includes the right to receive 2,557 shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of October 14, 2026.*

[11] *Mr. Pendarvis' total includes the right to receive 5,623 shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of October 14, 2026.*

[12] *Total includes the rights of directors, NEOs, and other executive officer(s) to receive a total of 33,443 shares upon settlement of vested RSUs upon termination of service as a director of the Company, the rights of executive officers to receive a total of 291 shares upon settlement of vested DPUs upon termination of employment, the rights of a certain director to receive a total of 60 shares within 60 days of October 14, 2026 upon vesting of RSUs, and a total of 4,484 shares directly held by executive officers in the Company's 401(k) Plan.*

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Company's stock, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership. Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the last fiscal year and written representations that no other reports were required, except as described below, all Section 16(a) requirements were complied with by all persons required to report with respect to the Company's equity securities during the last fiscal year.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We remain committed to managing the Company for the benefit of our stockholders and maintaining robust corporate governance practices. Accordingly, we maintain the following corporate governance practices, among others, to enhance the Company's reputation for integrity and serving our stockholders responsibly:

- Annual election of all directors with majority voting requirement
- Corporate Governance Guidelines include an overboarding policy that limits directors from serving on more than a total of four public company boards
- Annual election of a non-employee director as Chair of the Board, who is separate from and independent of the CEO
- Executive sessions of independent directors held at each regularly scheduled board meeting
- Governance guidelines for independent director leadership, age-based retirement recommendation, and other best governance practices
- Annual consideration of succession planning for the Board, the CEO, and senior management
- Annual performance evaluations for board, committees and directors
- Company prohibits pledging and hedging of Company stock by directors, executive officers, and all other employees
- 9 of 10 director nominees are independent, only the CEO and President is not independent; all Board committees are composed entirely of independent directors
- Director equity holding requirement; equity received by directors must be held until board service ends
- Anonymous reporting via whistleblower hotline and quarterly reporting of any activity presented to the Audit Committee
- Cash and equity incentive compensation paid to executive officers are subject to clawback

BOARD LEADERSHIP AND RISK OVERSIGHT

Board Leadership

The Corporate Governance Committee evaluates the Board's leadership structure and makes its recommendation to the Board. Corporate Governance Guidelines provide for, under appropriate circumstances, the designation of the principal

executive officer to serve as board chair and for the designation of a lead independent director to ensure the most effective board governance when the principal executive officer is also serving as board chair.

In 2022, the Board determined that board oversight of and attention to the Company's current strategic initiatives are better served by having a chair, who is an independent director, provide primary leadership at meetings of the Board and for such chair to serve as a liaison between the Board and executive management. The Board continues to believe that separation of the principal executive officer and the board chair position is currently more appropriate for the Company given the size of the Board and the continued need for the principal executive officer to focus and have flexibility to implement strategic directives and execute overall management responsibilities. As an independent director, the chair can provide leadership to the Board without perceived or actual conflicts associated with individual and collective interests of management.

The Board has elected an independent chair to serve as its non-employee Chair to lead the Board since our 2022 annual meeting, and, following our 2026 annual meeting, the Board expects to do so again. However, the Board's determination as to whether having an independent director serve as board chair is in the best interests of the Company remains subject to annual review.

Board Role in Risk Oversight

Risk oversight is undertaken by the Board as a whole, but various Board committees are charged with reviewing and reporting on business and management risks included within the purview of each committee's responsibilities. The Compensation and People Committee ("Compensation Committee") considers risks associated with the Company's compensation policies and practices, with particular focus on the annual cash incentive compensation and equity awards offered to the Company's executive officers and performance metrics designed to align management's interests with those of the Company. The Audit Committee considers risks associated with financial reporting and internal control, including ethics and compliance program risks and, as described in further detail below, cybersecurity risks. The Finance Committee considers risks associated with the Company's financial management and investment activities, acquisition and divestiture strategies and activities, employee benefit plans regulated by Employee Retirement Income Security Act of 1974, and the types and level of insurance coverage the Company maintains.

The Board or its committees, as part of their oversight, receive periodic reports from management employees responsible for key risk areas, including information technology systems integrity, disaster recovery, supply chain disruption, Environmental, Social and Governance ("ESG"), sustainability efforts and progress, and artificial intelligence ("AI"). As part of its oversight of AI-related opportunities and risks, the Board receives periodic updates regarding the Company's use of AI, governance and control activities, cybersecurity and data protection implications, and management's efforts to enable responsible adoption of AI across the enterprise. The Board also considers the strategic implications of AI, including productivity improvements, innovation opportunities, talent and workforce considerations, competitive positioning, and alignment with the Company's long-term growth strategy. This oversight is supported by management's ongoing development of AI governance processes, acceptable use requirements, employee education programs, and risk management practices designed to promote the responsible, secure, and value-enhancing use of AI technologies across the Company. The CEO is responsible for overall risk management and provides input to the Board with respect to the Company's enterprise risk management program and is responsive to the Board in carrying out its risk oversight role.

In addition to maintaining four standing committees (described in further detail below under "Board Committees"), the Board previously maintained an ESG Board Advisory Group to provide guidance to the Company on key ESG-related issues. This provisional working group was created in fiscal year 2024 and was composed of four directors (each with a diverse ESG background): Cynthia B. Burks, Lara L. Lee, Graciela I. Monteagudo, and David B. Pendarvis. As the Company's ESG strategy has matured, the Board determined in October 2026 that this separate group is no longer necessary and discontinued the group. Oversight of ESG strategy, performance and reporting remains with the full Board.

Compensation Risk Assessment

In addition to oversight of compensation-related risk by the Compensation Committee, the Company's management has undertaken an annual assessment of the Company's compensation policies and practices and strategic business initiatives to determine whether any of these policies or practices, as well as any compensation plan design features, including those applicable to the executive officers, are reasonably likely to have a material adverse effect on the Company. Based on this review, management has concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion is based primarily on the fact that the incentives underlying the Company's compensation plan design features provide balance among increased profitability, long-term

growth, and longer-term stockholder returns, and such incentives are aligned with best practices widely recognized and followed by other similar public companies. Management has discussed these findings with the Compensation Committee.

In addition, we have adopted a clawback policy that enables us to recover cash and equity incentive compensation from executive officers in the event of a restatement of our financial results. The clawback policy is available on our website at *https://investor.wd40company.com/overview/default.aspx* under *Governance.*

Cybersecurity Risk Assessment

Management is responsible for cybersecurity risk management, which is part of the Company's enterprise risk management and business continuity processes. We typically evaluate on a quarterly basis our cybersecurity risk profile as well as the status and activities of our cybersecurity program, which aligns to the industry-recognized Center for Internet Security or CIS framework. We employ a defense-in-depth strategy which involves multiple layers of security controls to help prevent and detect possible risks and employ measures to protect our systems from business disruption. Our cybersecurity program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, as well as plans and strategies to address threats and incidents. We also engage with third-party service providers, who possess expertise in information technology ("IT") and cybersecurity, to aid in the design, implementation, and management of our cybersecurity infrastructure and protocols. The Company's Chief Financial Officer works with our Vice President of Global Information & Technology and regional IT members to lead our enterprise-wide information security program and manage our Cybersecurity Incident Response Plan. As a part of continuing education, employees are required to participate in cybersecurity awareness training at the commencement of their employment and annually thereafter. We reinforce this training with monthly phishing tests and cybersecurity newsletters to educate our employees on the latest cybersecurity threats and the most effective preventative measures. The Audit Committee oversees cybersecurity risk and mitigation strategies of the Company.

BOARD MEETINGS, COMMITTEES AND ANNUAL MEETING ATTENDANCE

The Board is charged by the stockholders with managing or directing the management of the business affairs and exercising the corporate power of the Company. The Board relies on the following standing committees to assist in carrying out the Board's responsibilities: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, and the Finance Committee. Each of the committees has a written charter approved by the Board, and each committee reviews their respective charter annually. Committee charters can be found on the Company's website at *http://investor.wd40company.com/investors/corporate-governance/overview*.

There were five meetings of the Board during the last fiscal year. Each director serving for the full fiscal year attended at least 75% of the aggregate of the total number of meetings of the Board and of all committees on which the director served. In addition, the Board holds an annual organizational meeting on the date of the annual meeting. Pursuant to our Corporate Governance Guidelines, directors are expected to attend the annual meeting. Except for Ken A. Plunk, who joined the Board in February 2026, at the last annual meeting, all current directors (and director nominees) were present.

EQUITY HOLDING REQUIREMENT FOR DIRECTORS

Directors are subject to equity holding requirements. RSU awards to non-employee directors, including both non-elective grants and RSU awards granted pursuant to the annual compensation elections of the directors to receive RSUs in lieu of all or part of their base annual fee, are not settled in shares of the Company's common stock until termination of each director's service as a director. The number of shares to be issued to each non-employee director upon termination of service is disclosed in the footnotes to the last table under the heading, *Security Ownership of Certain Beneficial Owners and Management*. In addition to holding RSUs, 50% of the Company's current directors have purchased the Company's common stock in the open market and have continued to retain ownership in such stock.

INSIDER TRADING POLICY – PROHIBITED TRADING TRANSACTIONS

The Company maintains an insider trading policy that is reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable Nasdaq listing standards. The policy includes transaction pre-approval requirements applicable to its officers and directors required to report changes in beneficial ownership of the Company's common stock under Section 16 of the Exchange Act. Certain other employees who have significant management or financial reporting responsibilities and may have access to material non-public information concerning the Company are also subject to pre-approval requirements before trading or making gifts.

The Company's insider trading policy requires pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act ("10b5-1 Trading Plan"). To avoid the potential for abuse, the Company's policy with respect to such trading plans is that, once adopted, trading plans may not be changed or canceled without the General Counsel's approval. Any approved change or cancellation of a trading plan adopted by an executive officer, director or employee covered by the Company's insider trading policy may result in the Company's refusal to approve future trading plan requests for that person.

The insider trading policy also includes a prohibition on certain hedging and transactions involving the potential for abuse. Pursuant to the insider trading policy, executive officers, directors and covered employees may not engage in the following transactions involving the Company's publicly traded securities:

- Short sale transactions
- Transactions in options or derivatives
- Hedging transactions
- Pledges or margin account borrowing

COMMUNICATIONS WITH THE BOARD

Stockholders and other interested parties may send communications to the Board by submitting a letter addressed to: WD-40 Company, Corporate Secretary, 9715 Businesspark Avenue, San Diego, CA 92131.

The Board has instructed the Corporate Secretary to review and forward such communications to the Board Chair. The Board has also instructed the Corporate Secretary to exercise discretion, to not forward to the Board Chair any communication which is deemed to be of a commercial or frivolous nature or inappropriate for consideration by the Board. The Corporate Secretary may also forward the communication to another department within the Company to facilitate an appropriate response.

DIRECTOR COMPENSATION

Compensation for non-employee directors is set by the Board upon the recommendation of the Corporate Governance Committee. The Corporate Governance Committee conducts a review of non-employee director compensation annually, and in March 2025, the Corporate Governance Committee retained ClearBridge Compensation Group, LLC ("ClearBridge"), an independent compensation consultant, to review the Company's compensation program for its non-employee directors. ClearBridge, which also provides services to the Compensation Committee, prepared a review that included comparing the Company's then-current director compensation program against the 2024 director compensation programs of the same peer group used for fiscal year 2025 executive compensation. For fiscal year 2026, non-employee directors who served through the Company's fiscal year end received compensation for services as directors pursuant to the Directors' Compensation Policy and Election Plan (the "Director Compensation Policy") adopted by the Board on June 16, 2025, effective October 9, 2025. Pursuant to the Director Compensation Policy, non-employee directors received a base annual fee of $75,000, and the Chair received additional annual compensation of $75,000.

Non-employee directors received additional cash compensation for service on various Board committees as follows:

	Audit	Compensation	Corporate Governance	Finance
Chair	$20,000	$14,000	$11,000	$12,000
Member	$11,000	$8,000	$5,000	$6,000

All such annual fees were paid in the first calendar quarter of 2026.

At the Company's 2016 annual meeting, the Company's stockholders approved the WD-40 Company 2016 Stock Incentive Plan (which was amended and restated effective December 12, 2023 upon stockholder approval at the 2023 annual meeting, the "A&R 2016 Stock Incentive Plan") to authorize the issuance of stock-based compensation awards to employees as well as to directors. In addition to the fees set forth above, the Director Compensation Policy provides for an annual grant of restricted stock unit ("RSU") awards having a grant date value of approximately $125,000 to each non-employee director. Each RSU represents the right to receive one share of the Company's common stock. On December 12, 2025, each non-employee director elected at the 2025 annual meeting received a non-elective RSU award covering 612 shares of the Company's common stock. Additional information regarding the RSU awards is provided in a footnote to the Director Compensation table below.

Each non-employee director may elect to receive an RSU award ("Elective RSUs") in lieu of all or a portion of his or her base annual fee for service as a director. The number of shares of the Company's common stock subject to each such RSU award granted to the non-employee directors equaled the elective portion of his or her base annual fee payable in RSUs divided by the fair market value of the Company's common stock as of the date of grant.

Pursuant to award agreements with non-employee directors, RSU awards are fully vested (except for Elective RSUs, which vest monthly over 12 months), entitled to dividend compensation equivalent to dividends declared and paid on the Company's common stock, and settled in shares of the Company's common stock upon termination of the director's service as a director of the Company.

The Company also maintains a Director Contributions Fund from which each incumbent non-employee director has the right each fiscal year to designate $7,000 in contributions to be made by the Company to properly qualified Section 501(c)(3) charitable organizations of the Internal Revenue Code.

DIRECTOR COMPENSATION TABLE – FISCAL YEAR 2026

The following Director Compensation table provides information concerning compensation earned by each non-employee director for services rendered in fiscal year 2026. Amounts reported in the following table under Fees Earned or Paid in Cash for each director depend on the various committees that each director served as a member or as chair during the fiscal year and whether the director served as the chair of the Board.

Non-Employee Director[1]	**Fees Earned or Paid in Cash ($)**[2]	**Stock Awards ($)**[3]	**All Other Compensation ($)**[4]	**Total ($)**
Cynthia B. Burks	$105,000	$124,866	$7,000	$236,866
Daniel T. Carter	$106,000	$124,866	$7,000	$237,866
Eric P. Etchart	$161,000	$124,866	$7,000	$292,866
Lara L. Lee	$100,000	$124,866	$7,000	$231,866
Edward O. Magee, Jr.	$100,000	$124,866	$7,000	$231,866
Trevor I. Mihalik	$34,333	$36,667	$7,000	$78,000
Graciela I. Monteagudo	$94,000	$124,866	$7,000	$225,866
David B. Pendarvis	$105,000	$124,866	$7,000	$236,866
Ken A. Plunk	$87,750	$124,821	$—	$212,571
Anne G. Saunders	$99,000	$124,866	$7,000	$230,866

[1] *Mr. Brass is not included in this table as he is an employee and does not receive compensation for his service as a director. Compensation for services he provides to the Company is reflected in the Summary Compensation Table included in the Executive Compensation section.*

[2] *Messrs. Carter, Magee, Pendarvis, and Plunk and Mses. Burks, Lee, Monteagudo, and Saunders elected to receive their fiscal year 2026 base annual fees of $75,000 in cash. Mr. Etchart elected to receive RSU awards in lieu of cash for his base annual fee pursuant to elections made as permitted under the Director Compensation Policy. The number of shares underlying each director's RSU award was rounded down to the nearest whole share.*

[3] *Amounts reported under Stock Awards represent the grant date fair value for non-elective RSU awards granted pursuant to the Director Compensation Policy. On December 12, 2025, each director received a non-elective RSU award covering 612 shares of the Company's common stock, except for Mr. Plunk who received 515 shares on February 18, 2026 when he was appointed. The grant date fair value of approximately $125,000 equals the closing price of the Company's common stock on the grant date, which was $204.03 ($242.37 for Mr. Plunk) multiplied by the number of shares underlying the RSU award. The number of shares underlying each director's RSU award is rounded down to the nearest whole share. Outstanding RSUs held by each director as of October 14, 2026 are reported in footnotes to Security Ownership of Certain Beneficial Owners and Management table.*

[4] *Amounts represent charitable contributions made by the Company in fiscal year 2026 as designated by non-employee directors pursuant to the Company's Director Contributions Fund.*

[5] *Mr. Mihalik retired from the Board effective December 12, 2025 and, except for charitable contributions under All Other Compensation, his compensation was prorated and based on the Director Compensation Policy in effect when he was elected at the 2024 annual meeting.*

The director compensation table above does not include reasonable out-of-pocket expenses (e.g., airfare, hotel, car rental, etc.) incurred by directors that the Company reimburses in connection with in-person attendance at Board and committee meetings, on-site visits to the Company's offices and facilities, market visits, and continuing education such as conferences, coursework and speaking engagements. For fiscal year 2026, directors were subject to a limit of $5,000 for continuing education programs and reasonable costs for continuing education-related travel.

BOARD COMMITTEES

CORPORATE GOVERNANCE COMMITTEE

Members:	David B. Pendarvis (Chair) Cynthia B. Burks[1] Daniel T. Carter Eric P. Etchart Lara L. Lee[1] Trevor I. Mihalik[2] Graciela I. Monteagudo Anne G. Saunders	**Primary Responsibilities:** • Provides counsel to the Board, including the size and operation of the Board and its standing committees • Serves as the nominating function of the Board, which includes reviewing and interviewing qualified candidates to serve on the Board • Oversees and recommends to the Board: - structure, composition, and rotation of the committees of the Board - trading guidelines for directors, officers and key employees - director compensation and benefits policies and practices • Manages annual board and committee evaluations and assesses the effectiveness of the Board and its committees • Reviews stockholder proposals and recommends responses to the Board • Reviews and considers developments in corporate governance to ensure that best practices are being followed
Independent:	All	
Meetings held last FY:	5	

[1] *Joined December 12, 2025*
[2] *Until December 12, 2025*

Board and Committee Self-Evaluation

The Corporate Governance Committee oversees an annual process of self-evaluation conducted by each committee of the Board and for the Board as a whole, which includes a board evaluation, individual self-evaluations and peer evaluations. Directors are encouraged to share constructive feedback on topics including Board and committee dynamics, operations, and effectiveness.

Board Evaluation

The Company conducts an annual comprehensive board self-evaluation to assess the effectiveness of the Board, its committees, and members. The process is coordinated internally by our Corporate Governance Committee in partnership with the Board Chair. The following evaluations are collected via online questionnaire:

1. Audit Committee Self-Evaluation Questionnaire
2. Compensation Committee Self-Evaluation Questionnaire
3. Corporate Governance Committee Self-Evaluation Questionnaire
4. Finance Committee Self-Evaluation Questionnaire
5. Individual Director Evaluation Questionnaire
6. Board Self Evaluation Questionnaire
7. Peer Evaluation Questionnaire

The Company's comprehensive evaluation process includes a peer-based, individual director evaluation, which provides each director with confidential feedback from fellow Board members. The inclusion of peer evaluations is intended to promote accountability, reinforce a culture of continuous improvement, and ensure that each director contributes effectively to the Board's oversight responsibilities. Insights from the overall evaluation process also inform succession planning, committee composition, and ongoing director education.

Questionnaire responses are collected anonymously to foster and promote open and candid feedback. The Corporate Governance Committee, in consultation with the Board Chair, reviews aggregated results to identify strengths, development opportunities, and areas for enhanced Board and committee performance.

Procedure

In advance of questionnaire deployment, all questionnaires are reviewed and updated by the Corporate Governance Committee, in consultation with the Board Chair and committee chairs. Once the questionnaire responses are collected and analyzed, the Company's Board (including the CEO) and General Counsel review and discuss the results and any actions to be taken. The purpose of these evaluations is to identify areas where the Board and committees and each of its directors can enhance their performance and effectiveness. Additionally, the evaluations assist in determining whether adjustments are necessary in terms of the Board and committee leadership, composition and expertise. Lastly, the evaluations assist in ensuring that our Board and committees are aligned with our Company values and adhere to our Corporate Governance Guidelines and committee charters.

Nomination Policies and Procedures

The Corporate Governance Committee acts in conjunction with the Board to ensure that a regular evaluation is conducted of succession plans, performance, independence, and of the qualifications and integrity of the Board. The Corporate Governance Committee also reviews the applicable skills and qualifications required of nominees for election as directors. The objective is to balance the composition of the Board to achieve a combination of individuals with different skills and experiences to meet the needs of the Board and support the Company's strategy, and such skills and experiences are outlined more fully in the matrix below. The Board has not established any specific diversity criteria for the selection of nominees other than the general composition criteria noted below.

In determining whether to recommend a director for re-election, the Corporate Governance Committee considers the director's past attendance at meetings, results of evaluations, and the director's participation in and anticipated future contributions to the Board. Directors who reach the age of 72 are expected to retire and provide advance notice to the Board to support effective succession planning. However, the Board may re-nominate any director for up to three additional years if the Board determines that relevant circumstances warrant continued service.

The Corporate Governance Committee evaluates new Board nominees through a series of internal discussions, reviewing available information, and interviewing selected candidates. Generally, candidates for nomination to the Board have been identified and compiled in a database through director networking, professional organizations or suggestions from individual directors or employees. Historically, the Company has not employed a search firm or third party when seeking or evaluating candidates.

The Corporate Governance Committee considers director recruitment and succession planning for the Board at least annually. This review entails consideration of various factors that the Corporate Governance Committee believes to be relevant to ensure that the Board maintains a level of diversity in skills, qualifications and perspectives, including relevant experience that is appropriate for its oversight and governance responsibilities. The Corporate Governance Committee considers each director's experience in senior leadership roles and as directors on other public company boards, including service on committees and as committee or board chairs, in addition to age and the tenure of each director on the Board. Beyond a baseline expectation that directors and director nominees will share the Company values and have demonstrated an ability to promote and sustain a strong corporate culture, the Board endeavors to ensure that the mix of skills among directors is aligned with corporate strategy and appropriate for the evolving business and competitive environment of the Company.

Refreshed Board Composition and Leadership (FY 2024 - 2026)

Type of Change	Date of Change	Director	Position
Board Composition Changes			
-	June 2024	Melissa Claussen	Director
-	December 2024	Gregory A. Sandfort	Director
-	December 2025	Trevor I. Mihalik	Director
+	February 2026	Ken A. Plunk	Director
Board and Committee Leadership Changes			
-	December 2024	Eric P. Etchart	Chair, Corporate Governance
+	December 2024	David B. Pendarvis	Chair, Corporate Governance
-	December 2024	Gregory A. Sandfort	Chair of the Board
+	December 2024	Eric P. Etchart	Chair of the Board
-	December 2025	Trevor I. Mihalik	Chair, Finance
+	December 2025	Lara L. Lee	Chair, Finance
-	December 2025	Anne G. Saunders	Chair, Compensation
+	December 2025	Cynthia B. Burks	Chair, Compensation

Director Orientation, Continuing Education and Certifications

New directors joining the Board participate in the Company's director orientation program, which continues through a director's first year and including at least one year of Audit Committee service. The program provides governance-platform resources, mentorship, progress checks, and meetings with Board and Company leaders and the lead audit partner. Materials and discussions cover Board and committee matters, Company information, strategy, operations, finance, governance, legal and compliance matters, organizational capabilities, and business challenges. The Company also maintains a corporate membership to the National Association of Corporate Directors ("NACD") for the benefit of its directors. NACD membership includes access to nationwide networking, resources on emerging issues and trends, online and in-person instructions. In addition, to emphasize the importance of continuing education, directors are reimbursed for expenses incurred in connection with attending continuing education programs and conferences and acquiring certain certifications to assist them in remaining abreast of developments in critical issues relating to the operation of public company boards, including artificial intelligence, cybersecurity, and environmental, social, and governance. Four directors have earned NACD Directorship Certification, three directors are recognized as NACD Board Leadership Fellows, and two directors are included on NACD Directorship 100™. In addition, various directors completed coursework to strengthen their knowledge and earned certificates as follows:


Continuing Education and Certifications
Subject Matter
Artificial Intelligence
Climate Change
Corporate Directorship
Cybersecurity Risk
ESG
Executive Compensation
Six Sigma
5
3
4
2
5
1
2
0
1
2
3
4
5
6
Number of Directors

Skills and Experience

The following list of specific skills are among the areas of expertise and experience that the Corporate Governance Committee believes will best serve the Company. The list is updated from time to time and each director's expertise in these areas is graded on a scale to assess the level of competence that is available to the Board as a whole. The table below presents those areas in which the Board has determined that individual directors have a deep or knowledgeable level of expertise and does not reflect areas in which directors have general experience or familiarity. A particular director may possess other skills, experience, qualifications or attributes even though they are not indicated below. This information is used to assist the Board in ensuring a composition of skills and experience to oversee effectively the Company's strategy, risk management, and emerging areas of focus, all of which will guide the Board in identifying the desired skills and experience of future nominees.

	DIRECTOR NOMINEES									
SKILLS AND EXPERIENCE	**Steven A. Brass**	**Cynthia B. Burks**	**Daniel T. Carter**	**Eric P. Etchart**	**Lara L. Lee**	**Edward O. Magee, Jr.**	**Graciela I. Monteagudo**	**David B. Pendarvis**	**Ken A. Plunk**	**Anne G. Saunders**
AI, Cybersecurity & Technology			X	X		X	X	X	X	X
Brand Mgmt. or Building; Omni-Channel Marketing	X				X		X			X
Consumer / Retail Markets	X		X		X		X		X	X
Digital & E-Commerce	X		X		X	X	X		X	X
Finance & Accounting		X	X	X	X	X	X	X	X	X
Human Capital & Talent Mgmt.	X	X	X	X	X	X		X	X	X
Innovation & Product Dev.	X				X	X		X	X	X
International / Global Business	X	X	X	X	X	X	X	X	X	X
Leadership (Public Co. Sr. Exec.)	X	X	X	X	X	X	X	X	X	X
Legal & Corporate Governance		X	X	X	X			X	X	X
Operations & Supply Chain	X		X	X	X	X		X	X	
Risk Management	X	X	X	X		X		X	X	
Sustainability	X	X		X	X	X		X		

Additional information on each director's qualifications is included in their respective biographies shown under *Director Nominees* on page 4.

CURRENT BOARD COMPOSITION


TENURE
10%
30%
60%
< 3 years
3 - 5 years
> 5 years


GENDER
40%
60%
Female - 40%
Male - 60%


DEMOGRAPHICS
30%
70%
Represented community - 70%
Under-represented community - 30%

The Corporate Governance Committee will consider director candidates recommended by stockholders under the same criteria as other candidates described above. Nominations may be submitted by letter addressed to: WD-40 Company Corporate Governance Committee, Attn: Corporate Secretary, 9715 Businesspark Avenue, San Diego, California 92131. Nominations by stockholders must be submitted in accordance with the requirements of the Company's Bylaws, including submission of such nominations within the time required for submission of stockholder proposals as set forth below under the heading, *Stockholder Proposals or Director Nominations for our 2027 Annual Meeting*.

AUDIT COMMITTEE

Members:	Daniel T. Carter (Chair) Cynthia B. Burks Edward O. Magee, Jr. Trevor I. Mihalik[1] David B. Pendarvis Ken A. Plunk[2] Anne G. Saunders	**Primary Responsibilities of Committee:** Provides oversight of the following: • integrity of financial statements and disclosures • integrity of audits, reviews and reporting controls • internal audit • ethics and compliance, including Company's Code of Conduct and "whistleblower" hotline • risk assessment and risk management of financial reporting and internal controls • cybersecurity risks • management's earnings guidance Responsible for the appointment, retention, compensation and oversight of the Company's independent auditor
Independent (under Rule 10A-3 under the Exchange Act):	All	
Meetings held last FY:	4	

[1] Until December 12, 2025
[2] Joined February 18, 2026

The Board has determined that Mr. Carter and Mr. Plunk are each an "audit committee financial expert" as defined by SEC regulations and that each member satisfies the requirements for service on the Audit Committee under Rule 5605(c)(2) of the Nasdaq Rules. When Mr. Mihalik served on the Audit Committee, the Board had also determined that he was an audit committee financial expert.

FINANCE COMMITTEE

Members:	Lara L. Lee (Chair)[1] Daniel T. Carter Eric P. Etchart Edward O. Magee, Jr. Trevor I. Mihalik[2] Graciela I. Monteagudo Ken A. Plunk[3]	**Primary Responsibilities of Committee:** • Reviews and advises the Board with respect to: - Acquisitions and divestitures - Investment policy - Capital and debt structure - Cash and liquidity, including capital expenditures - Dividend policy - Interest rates and foreign exchange - Tax planning - Appropriateness of insurable business risks • Reviews the Company's annual business plan and long-term financial strategies, objectives and strategic initiatives
Independent:	All	
Meetings held last FY:	4	

[1] Appointed Chair effective December 12, 2025
[2] Served as Chair until December 12, 2025
[3] Joined February 18, 2026

COMPENSATION AND PEOPLE COMMITTEE

Members:	Cynthia B. Burks (Chair)[1] Lara L. Lee Edward O. Magee, Jr. Graciela I. Monteagudo David B. Pendarvis Anne G. Saunders[2]	**Primary Responsibilities of Committee:** • Reviews the Company's overall compensation programs and strategies • Establishes and administers executive compensation programs, including short-term and long-term incentive compensation and setting performance metrics and clawback provisions for such incentive compensation • Conducts an annual review of and approves the goals and objectives relevant to CEO's compensation, including a performance evaluation in light of such goals and objectives to determine and approve the CEO's compensation • Reviews strategies related to human capital and talent management, including recruiting, development and retention, severance arrangements (as applicable), and management succession • Reviews the foregoing strategies and programs for consistency with the Company's compensation philosophy, business strategy, competitive practices, culture, and the requirements of applicable regulatory authorities • Considers stockholder voting results on "Say-on-Pay" and feedback received regarding executive compensation matters
Independent (and "non-employee directors" under Rule 16b-3 of the Exchange Act):	All	
Meetings held last FY:	4	

[1] *Appointed Chair effective December 12, 2025*
[2] *Served as Chair until December 12, 2025*

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended August 31, 2026, there were no compensation committee interlock relationships with respect to the Company's executive officers, members of the Board and/or the Compensation Committee as described in Item 407(e)(4)(iii) of Regulation S-K promulgated under the Exchange Act.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ISSUES

The Company believes that an integrated approach to environmental, social and governance ("ESG") matters supports sustainable growth, creates long-term value and protects the interests of its stakeholders. Our Board provides oversight of the Company's ESG strategy, performance and reporting and demonstrates an ongoing commitment to responsible business practices.

Guided by our first value, Do the Right Thing, we continue to evolve our ESG program in response to changing stakeholder expectations and an evolving business and regulatory landscape. In January 2026, the Company published its first report aligned with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). As part of this effort, the Company completed a TCFD-aligned climate scenario analysis to assess the potential impacts of climate-related risks and opportunities on its business and strategy. A summary of the analysis is included in the report, with the full results available in the Company's standalone TCFD Report.

The Company expects to publish its fourth biennial ESG Report during calendar year 2026. The 2026 ESG report will summarize the Company's progress during fiscal years 2025 and 2026, outline its ESG strategy for fiscal years 2027 and 2028, and describe performance across the 13 material topics identified through the Company's 2025 materiality assessment.

The Company's TCFD Report and most recent ESG Reports, published in January 2026 and November 2024, respectively, are available in the "Sustainability" section of the Company's website at https://investor.wd40company.com/investors/esg/default.aspx. Information contained on, or accessible through, the Company's website, including its ESG and TCFD Reports, is not incorporated by reference into, and does not form a part of, this Proxy Statement or any other filing made with, or furnished to, the SEC.

INFORMATION REGARDING OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages, and current titles of the Company's executive officers as of August 31, 2026:

Name	Age	Title
Steven A. Brass	60	President and Chief Executive Officer ("CEO"); Director
Sara K. Hyzer	48	Vice President, Finance and Chief Financial Officer ("CFO")
Christophe P. Cloez	56	Managing Director, EIMEA
Phenix Q. Kiamilev	47	Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary ("General Counsel")
Jeffrey G. Lindeman	63	Vice President, Chief People, Culture and Capability Officer ("Chief People Officer")
Patricia Q. Olsem	59	Division President, Americas

Mr. Brass joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary, WD-40 Company Limited, and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. He then served as Division President, Americas of the Company, from 2016 until 2019, when he was promoted to President and Chief Operating Officer. In March 2022, Mr. Brass was appointed to the Board and, effective September 1, 2022, Mr. Brass serves as CEO and President.

Ms. Hyzer joined the Company in August 2021 as Vice President, Global Finance Strategy. She was then named Vice President, Finance, Treasurer, and Chief Financial Officer, effective November 1, 2022. In connection with her promotion, she assumed the responsibility for global information technology strategy, and in January 2023, she stepped down as Treasurer. On June 29, 2026, Ms. Hyzer stepped down as the Company's principal accounting officer. Before joining the Company, Ms. Hyzer served over 20 years at PricewaterhouseCoopers LLP, during the last six years of which she served as an audit partner for publicly traded and privately held companies in industries, including consumer products and life sciences. Ms. Hyzer is a Certified Public Accountant in California (inactive). Effective November 1, 2026, Ms. Hyzer will step down as Vice President, Finance and CFO and assume the role of Division President, Americas.

Mr. Cloëz joined the Company's U.K. subsidiary, WD-40 Company Limited, in 1996 and has held various management positions, including regional director for Italy, France and Africa. From 2015 to September 2021, he served as its Commercial Director for southern Europe before being promoted to Managing Director, EIMEA and overseeing operations throughout Europe, India, Middle East and Africa.

Ms. Kiamilev joined the Company in May 2021 as Vice President, Legal, was appointed General Counsel and Corporate Secretary in December 2021, and appointed Chief Compliance Officer in April 2025. From 2019 to 2021, Ms. Kiamilev served as Vice President, Legal, and General Counsel of Kyriba Corp. and held other legal roles from 2014 to 2019. Ms. Kiamilev also served as in-house counsel for Active Network, LLC after practicing law at Luce, Forward, Hamilton & Scripps LLP (currently Dentons US LLP). Ms. Kiamilev is a licensed attorney in the State of California.

Mr. Lindeman serves as the Company's chief human resources officer. He joined the Company in 2016 and has held management positions within the Company's EIMEA segment, including director of human resources, information technology, supply chain and finance. In December 2020, he was named Vice President, Global Organizational Development of the Company. He was then promoted to his current position, Chief People, Culture and Capability Officer, in November 2022. Prior to joining the Company, Mr. Lindeman worked as the senior director of talent and engagement for San Diego International Airport from 2006 to 2016.

Ms. Olsem joined the Company in 2005 and has held various senior management positions including, Vice President Americas Innovation Development Group, Senior Vice President Marketing and Innovation of the Americas, and Senior Vice President and General Manager of the U.S. She was promoted to Division President, Americas in 2019, and effective November 1, 2026, she will step down from such position and become the Company's Chief Strategy and Innovation Officer.

All executive officers hold office at the discretion of the Board. There are no family relationships between any executive officer and any member of the Board. There are no pending litigation or proceedings involving the Company's officers.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") addresses the philosophy, policies, programs, processes, and decisions of the Compensation Committee with respect to compensation for the Company's Named Executive Officers (the "NEOs"). During fiscal year 2026, the Company's NEOs were as follows:

- Steven A. Brass, President and CEO
- Sara K. Hyzer, Vice President, Finance, and CFO
- Phenix Q. Kiamilev, Vice President, General Counsel
- Jeffrey G. Lindeman, Vice President, Chief People Officer
- Patricia Q. Olsem, Division President, Americas

Our Executive Compensation Programs Incorporate Strong Governance Features

- No Employment Agreements with Executive Officers (except as required in the U.K.)
- No Supplemental Executive Retirement Plans for Executive Officers
- Long-Term Incentive Awards are Subject to Double-Trigger Vesting upon Change of Control
- Annual and Long-Term Incentive Programs Provide a Balanced Mix of Goals for Profitability, Growth and Total Stockholder Return Performance
- Incentive-based Compensation subject to Clawback
- Executive Officers are Subject to Stock Ownership Guidelines
- Executive Officers are Prohibited from Hedging or Pledging Company Stock
- No Backdating or Re-Pricing of Equity Awards
- Financial Goals for Performance-Based Equity Awards Never Reset
- Independent Compensation Consultant Retained by the Compensation Committee of the Board

EXECUTIVE SUMMARY OF EXECUTIVE OFFICER COMPENSATION PROGRAM

The compensation structure for the NEOs is composed of three principal elements:

Base Salary	Annual Cash and Equity Incentives:	Long-Term Equity Incentives:
	▪ Growth Reward Program ("GRP")	▪ Restricted Stock Units ("RSUs")
	▪ Performance Share Units ("PSUs")	▪ Market Share Units ("MSUs")

Annual incentives are measured based on performance each fiscal year (with GRP payable in cash and PSUs payable in restricted stock) whereas long-term incentives involve a three-year time horizon. RSUs are retention-related equity that vest over three years, and MSUs are long-term, performance-related equity that may vest in three years, depending on the Company's stock performance. The design of this compensation structure results in a significant portion of NEO-realized compensation being directly tied to Company performance, which is measured predominantly by financial performance and total stockholder return ("TSR").

Annual Incentive Compensation Overview

GRP

GRP, which incorporates key global company objectives, including global adjusted net sales and other company-wide strategic performance measures, is outlined below and described more fully under *GRP Design.*

To measure NEO performance, the Company used the following measures for fiscal year 2026 GRP:

GRP Measure	GRP Calculation Description
1. Adjusted Net Sales (Global and Regional)*	
2. Adjusted EBITDA Pre-GRP (Global and Regional)*	Tranche 1 of GRP Calculation
3. Strategic Performance Measures	
4. Global Adjusted EBITDA Post-Tranche 1 GRP	Tranche 2 of GRP Calculation

* *"Global" is defined as the financial metric computed on a consolidated basis, while "Regional" is defined as the financial metric computed for each of the Company's relevant reportable segments, the Americas, EIMEA or Asia Pacific.*

The measures are calculated in accordance with Tranche 1 and Tranche 2 of GRP Calculations:

- Tranche 1 of GRP Calculation is accrued based on the first 3 measures shown above:
  - "Adjusted Net Sales" is defined as net sales translated using budgeted exchange rates.**
  - "Adjusted EBITDA Pre-GRP" is defined as earnings before interest, income taxes, depreciation (in operating departments), amortization, which includes amortization of definite-lived intangible assets and cloud computing amortization, and generally excludes non-routine items, all translated using budgeted exchange rates and calculated prior to any GRP compensation expense or PSU expense.**
  - Strategic performance measures are further discussed below under the heading, *Growth Reward Program ("GRP").*

- Tranche 2 of GRP Calculation is accrued based on the 4th measure shown above:

  "Global Adjusted EBITDA Post-Tranche 1 GRP" is a measure used for Tranche 2 of GRP Calculation and based on U.S. Dollar ("USD") reported results, defined as earnings before interest, income taxes, depreciation (in operating departments), amortization, which includes amortization of definite-lived intangible assets and cloud computing amortization, and generally excludes non-routine items, all using actual exchange rates, calculated after GRP compensation expense is computed for Tranche 1 of GRP Calculation and prior to GRP compensation expense related to Tranche 2 of GRP Calculation and PSU expense.**

** *Before fiscal year 2026, the Company had announced its intent to divest the homecare and cleaning product portfolio in the Americas ("HCCP"). Accordingly, the Company excluded the financial impact of HCCP in its results for fiscal year 2026 for these measures when setting target GRP opportunities. On a global basis, HCCP would have represented approximately 3% of consolidated net sales and approximately less than 5% of our Global Adjusted EBITDA measures, if included.*

PSU Awards

In addition to the GRP, the Company grants PSUs, which are intended to incentivize and reward NEOs for achieving current fiscal year Global Adjusted EBITDA above the maximum Global Adjusted EBITDA-based metrics used for GRP. Similar to GRP, PSUs represent another short-term incentive to focus on exceptional EBITDA growth and further strengthens the pay-for-performance orientation of the Company's compensation program. Fiscal year 2026 PSU metrics and performance achieved are shown below under *Fiscal Year 2026 PSU Attainment by NEO.*

PSU awards were determined by reference to each NEO's annual GRP opportunity, which is based on a multiple of the NEO's fiscal year 2026 base salary ranging from 0.5x to 1x, and fiscal year 2026 target percentage GRP opportunity. The share equivalent value of PSUs awarded to each NEO as of the date of grant equals 100% of the NEO's target GRP opportunity.

PSU awards provide for the vesting of restricted stock, based on level of achievement and up to the total shares granted. Restricted stock issued upon vesting of the PSUs are subject to a restrictive endorsement that prohibits their sale before termination of employment. PSU awards that vest are settled on the third business day following the Company's public release of its annual earnings for each fiscal year. The Company withholds shares to cover required withholding taxes due to the settlement of vested PSU awards and issues restricted stock, net of shares withheld, which have a value as of the settlement date equal to the required tax withholding obligation.

Long-Term Incentive (“LTI”) Compensation Overview

LTI compensation is equity-based and consists of RSUs and MSUs, consistent with prior years. Retention-related equity compensation to NEOs includes RSU awards that typically vest annually over a period of three years after grant, subject to earlier vesting upon the effective date of retirement under certain conditions. Performance-based MSU awards to NEOs promote performance and retention over a longer-term horizon compared to PSUs. Depending on the performance of the Company’s stock price against a market return-based index over a three-year measurement period, NEOs may earn MSUs with a three-year vesting cliff (or pro-rata vesting at the end of the applicable measurement period in the event of earlier retirement under certain conditions).

The foregoing compensation structure elements are described in greater detail in subsequent sections in this CD&A.

How The Compensation Committee Sets Pay Opportunities

As part of the framework for overall NEO compensation and assessment of compensation for each NEO that takes into account individual and Company performance, the Compensation Committee also considers actual and target levels of compensation, short-term and long-term performance periods, labor market data, and peer group executive compensation. The Compensation Committee seeks to align individual NEO performance incentives with short-term and long-term Company objectives. The Compensation Committee assesses the effectiveness of the established framework for NEO compensation by reviewing each principal element of NEO compensation as well as total compensation in the aggregate. The Compensation Committee considers measures of Company performance over multi-year periods, specifically including regional and global measures and relative Company performance compared to an established peer group of companies and/or a relatively comparable market index. The Compensation Committee also considers the relative achievement of longer-term strategic objectives for which each NEO is accountable. Information regarding NEO strategic objectives is provided in the *Executive Officer Compensation Decisions for Fiscal Year 2026* section below under the heading, *Base Salary: Process.*

FISCAL YEAR 2026 COMPENSATION DECISIONS

Compensation decisions for fiscal year 2026 were made in October 2025 based on individual and Company performance during fiscal year 2025 and a market survey conducted by the Compensation Committee’s independent compensation consultant, ClearBridge Compensation Group, LLC (“ClearBridge”).

The following is a summary of decisions made by the Compensation Committee for NEO compensation for fiscal year 2026:

- Base salary adjustments from fiscal year 2025 for NEOs ranged from relatively flat to 13%, and the average increase was 7%. Base salary increases for NEOs were determined based on individual factors (e.g., role, performance/ contributions), global and/or regional financial performance, and respective market benchmarks, with fiscal year 2026 salaries set within the market ranges reviewed by the Compensation Committee.
- Our annual cash incentive plan or GRP in which NEOs participate is described below under the heading, *Growth Reward Program*. Under GRP, global and regional goals related to EBITDA, net sales, and strategic performance measures were established shortly after the beginning of the fiscal year. The Company’s performance as measured against these goals is described in detail below.
- In addition to cash, as part of overall annual incentive compensation, the Company granted a total of 7,631 PSUs to NEOs. See further details in the table under the heading, *Fiscal Year 2026 PSU Attainment by NEO*.
- In October 2025, in addition to PSUs, the Company granted to NEOs the following long-term stock-based awards:
    - RSUs providing for the issuance of a total of 12,360 shares of the Company’s common stock to be earned by continued employment with the Company that vest over three years, subject to earlier vesting upon the effective date of retirement under certain conditions.[1] These awards serve a retention purpose together with an incentive to maximize long-term stockholder value through share price appreciation.
    - MSUs subject to performance covering a target number of shares of the Company’s common stock totaling 12,360 shares. If the Company’s TSR over the three-year measurement period matches the return for the

[1] *For a more complete description of the RSU awards, refer to the Executive Officer Compensation Decisions section below under Restricted Stock Unit or RSU Awards.*

Russell 2000 Index, as published by Russell Investments ("Index"), the target number of shares of the Company's common stock would vest and be issued to the NEOs. The actual number of shares to be issued to the NEOs will be from 0% to 200% of the target number of shares depending upon the Company's TSR compared to the return for the Index.[2]

- Equity awards for fiscal year 2026 varied among the NEOs based on labor market compensation practices specific to the region of employment, relative achievement of individual performance measures and goals established for each NEO, individual market data based on role and responsibilities, as well as Company performance for fiscal year 2026 in areas over which each NEO had direct influence.

The Compensation Committee considered the results of advisory Say-on-Pay votes in its decision-making for executive compensation of the NEOs and concluded that no significant changes in executive compensation decisions and policies are warranted. The results of advisory Say-on-Pay votes are provided below for each year that stockholders voted.


"Say-on-Pay" Stockholder Approval
based on Votes Cast
(2011 - 2025)
99% 99% 97% 98% 99% 97% 98% 98% 97% 97% 99% 97% 97% 99% 98%
100%
75%
50%
25%
—%
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

For additional details on Say-on-Pay results, please refer to Item No. 2 Advisory Vote to Approve Executive Compensation ("*Say-on-Pay")* above.

GOVERNANCE OF EXECUTIVE OFFICER COMPENSATION PROGRAM

The Compensation Committee's primary purpose is to establish compensation and benefit arrangements for our CEO, other NEOs, and executive officers of the Company, on behalf of the Board. The Compensation Committee is responsible for developing and reviewing the Company's overall executive compensation strategy, with support from management and consultants. As noted earlier, for fiscal year 2026 executive compensation decisions, the Compensation Committee engaged ClearBridge, an independent compensation consulting firm. The Compensation Committee is also responsible for administering the Company's equity compensation plans.

The Compensation Committee operates pursuant to a charter that outlines its responsibilities, including evaluating the performance and approving annual compensation and benefits for the Company's executive officers. A copy of the Compensation and People Committee Charter ("Compensation Charter"), which is reviewed annually, can be found on the Company's website at *http://investor.wd40company.com* in the "Corporate Governance" section.

---

[2] *For a more complete description of the MSU awards, refer to the Executive Officer Compensation Decisions section below under Market Share Unit or MSU Awards.*

PROCESS FOR EVALUATING EXECUTIVE OFFICER PERFORMANCE AND COMPENSATION

In setting compensation for NEOs, the Compensation Committee receives input from the CEO concerning each of the other NEOs and a report of the Company's financial results for the past fiscal year relative to the Company's performance measures. The CEO makes recommendations regarding base salary and incentive compensation for each of the other NEOs. The Compensation Committee considers the input, results, recommendations and other factors in making its final determination as to each NEO's compensation, including ClearBridge's specific pay recommendation for the CEO and other executive officers.

The Compensation Committee also works with the Company's Human Resources function in carrying out its responsibilities, and the Vice President, Chief People, Culture and Capability Officer serves as management's primary liaison with the Compensation Committee. From time to time, the Compensation Committee will also direct management to work with ClearBridge in providing proposals, program design, and compensation recommendations. ClearBridge provides advice and information relating to executive compensation and benefits each year. For fiscal year 2026, ClearBridge assisted the Compensation Committee in the evaluation of executive base salary, cash incentives, equity incentive design and award levels. ClearBridge reports directly to the Compensation Committee and provides no services to management. In October 2026, the Compensation Committee assessed the independence of ClearBridge based on SEC rules, the independence factors established by the NASDAQ, and other factors. As a result of its assessment, the Compensation Committee concluded that ClearBridge's work raised no conflict of interest currently or during the fiscal year ended August 31, 2026.

EXECUTIVE COMPENSATION PHILOSOPHY AND FRAMEWORK

COMPENSATION OBJECTIVES

The Company's compensation program for executive officers is designed to achieve five primary objectives:

1. Attract, motivate, reward and retain high performing executives;
2. Align the interests and compensation of executives with the value created for stockholders;
3. Create a sense of motivation among executives to achieve both short- and long-term Company objectives;
4. Create a direct, meaningful link between business and team performance and individual accomplishment and rewards; and
5. Ensure our compensation programs are appropriately competitive in the relevant labor markets.

TARGET PAY POSITION / MIX OF PAY

The Company's compensation program consists primarily of base salary, annual cash incentives (GRP) and annual equity incentives (PSUs), and long-term oriented equity awards (RSUs and MSUs). The Compensation Committee considers multiple factors when establishing total target compensation opportunities for executive officers. Specifically, compensation is determined considering internal factors (including, but not limited to, individual performance, complexity of job function, length of time within the position and anticipated contribution) as well as external market data. When using external market data, the Compensation Committee does not target a specific pay positioning. Instead, the Compensation Committee reviews the full range of market data, with the market 50th percentile of total compensation as one reference point. The Compensation Committee then assesses internal factors for each executive officer, which results in final total target pay levels above or below the market 50th percentile. Based on recent market analysis, executive officer target pay levels generally fall between the 25th and the 50th percentiles on average, with variability by individual. Actual compensation will vary from target based on the Company's incentive compensation plan designs, which focuses on the Company's global and regional financial performance as well as stock price performance. This multi-dimensional approach is consistent with the Compensation Committee's historic approach to assessing market data and setting target pay levels (i.e., considering a holistic assessment of relevant internal and external considerations, on an individual case-by-case basis).

The mix of pay for executive officers is intended to provide significant incentives to drive overall Company performance and to increase stockholder value. This mix consists of Salary as reported in the Summary Compensation Table under ***Executive Compensation*** below, RSUs and target values for MSUs (collectively, "Stock Awards") as reported in the table in footnote 2 to the Summary Compensation Table, target non-equity incentive plan compensation amounts as reported in the Grants of Plan-Based Awards table under ***Executive Compensation*** below, and when applicable, bonus. The total of these targeted compensation amounts for NEOs is referred to as "Target Compensation Opportunity." In the pie charts below, the Target Compensation Opportunity for the CEO, and for all other NEOs in the aggregate, has been divided between elements of compensation that are considered at-risk (MSUs, tied to longer term relative stockholder return, and

GRP, tied to current fiscal year financial performance), and those elements that are not performance-based and not considered at-risk (Salary and RSUs). Approximately 44% of the CEO's Target Compensation Opportunity for fiscal year 2026 was at-risk while approximately 37% of the Target Compensation Opportunity for fiscal year 2026 for the other NEOs was at-risk. Target Compensation Opportunity and the pie charts below exclude PSUs because PSUs granted to NEOs only vest if the associated financial EBITDA measure is achieved at its maximum level, as discussed under *Fiscal Year 2026 PSU Attainment by NEO*.

CEO Target Compensation Opportunity


RSUs
39%
At-Risk
Compensation
44%
Salary
17%
MSUs
26%
At-Risk
Compensation
GRP
18%

Other NEOs Target Compensation Opportunity


RSUs
24%
At-Risk
Compensation
37%
Salary
39%
MSUs
16%
At-Risk
Compensation
GRP
21%

PEER GROUP AND MARKET DATA

Before making fiscal year 2026 compensation decisions in October 2025, the Compensation Committee examined the executive compensation practices of a peer group of 12 publicly traded companies to assess the competitiveness of the Company's executive compensation. Peer group companies were selected from a list of U.S. headquartered companies having net sales, earnings, and market capitalization reasonably comparable to the Company and doing business in the specialty chemical industry or selling branded consumer products globally (with a focus on companies that sell through multiple channels).

The 12 peer group companies used in the analysis for fiscal year 2026 compensation decisions were as follows:

- American Vanguard Corporation
- Balchem Corporation
- Beyond Meat, Inc.
- e.l.f. Beauty, Inc.
- Hawkins, Inc.
- Ingevity Corporation
- Olaplex Holdings, Inc.
- Prestige Consumer Healthcare Inc.
- Sensient Technologies Corporation
- The Vita Coco Company, Inc.
- XPEL, Inc.
- YETI Holdings, Inc.

In addition to peer group data, the Compensation Committee considered general industry company survey data provided by Korn Ferry, a global management consulting firm, to obtain a general understanding of current compensation practices. The Compensation Committee applied these data sources to establish the market median level of compensation for each executive officer position, which the Compensation Committee considered as one factor in making executive compensation decisions for fiscal 2026.

EXECUTIVE OFFICER COMPENSATION DECISIONS FOR FISCAL YEAR 2026

BASE SALARY: PROCESS

Base salaries for executive officers, including NEOs, are approved by the Compensation Committee effective for the beginning of each fiscal year. In setting base salaries, the Compensation Committee normally considers the base salary range prepared by its independent compensation consultant based on each NEO's job responsibilities and the market data. Base salary adjustments, if any, are based on factors such as individual performance, position, current pay relative to the market, future anticipated contribution and the Company's merit increase budget. Assessment of individual performance follows a rigorous evaluation process, including self-evaluation and the establishment of annual goals for each executive officer and an assessment of the achievement thereof. Individual performance elements considered in this process included individual and Company performance goals and achievements in such areas as growth, leadership, sustainability, earnings and governance for Mr. Brass; fiscal governance and cybersecurity risk, financial compliance, forecasting and financial reporting for Ms. Hyzer; global brand protection, corporate governance, legal services, risk management, and global compliance for Ms. Kiamilev; business unit performance, teamwork, execution and growth for Ms. Olsem; and global human resources (including maintaining a highly engaged workforce, a performance and values-based organizational culture, and as an attractive employer of choice) and coordination of global strategy for supply chain and quality for Mr. Lindeman.

BASE SALARY: FISCAL YEAR 2026

Adjustments to base salary are typically reviewed and approved annually in October. In October 2025, base salary increased from fiscal year 2025 by 12% for Ms. Hyzer, and 13% increase for Ms. Kiamilev. Both decisions reflected their strong performance during the year and market-positioning adjustments. Base salary changes for each of the other NEOs were under 10%.

ANNUAL INCENTIVE COMPENSATION: FISCAL YEAR 2026

Growth Reward Program ("GRP"):

GRP Design

The Company designed its GRP to align executive officer compensation to the Company's financial performance and achievement of strategic goals and to incentivize and reward personal performance. To promote alignment between the Company's business and compensation objectives and to encourage personal performance, the GRP framework includes the following:

- **Alignment with Our Strategic Framework**: Furthering alignment of GRP and the Company's long-term strategic goals.
- **Recognition of Sustainable Growth**: Measuring and rewarding growth and achievement over time and acknowledging the long-term impact of employee contributions.
- **Enhanced Clarity**: Enhance visibility into how employee actions and behaviors align with our strategic framework.
- **Incentivizing Top- and Bottom-Line Performance**: Placing further incentive and focus on growth, while maintaining strong focus on profitability.

Given these objectives, the Company utilized the GRP performance metrics below to motivate, incentivize and reward for additional key company objectives, while maintaining a significant focus on Global Adjusted EBITDA Post-Tranche 1 GRP and Global Adjusted Net Sales or Regional Adjusted Net Sales. However, the Company maintains the flexibility to modify GRP payments based on Compensation Committee assessments of other individual and Company factors as the Compensation Committee deems relevant. The GRP design for fiscal year 2026 was based on the following metrics:

NEOs: Brass, Hyzer, Kiamilev, and Lindeman	GRP %
Global Adjusted EBITDA Post-Tranche 1 GRP	35%
Global Adjusted EBITDA Pre-GRP	15%
Global Adjusted Net Sales	35%
Strategic Performance Measures	15%

NEO: Olsem	GRP %
Global Adjusted EBITDA Post-Tranche 1 GRP	35%
Regional Adjusted EBITDA Pre-GRP	15%
Regional Adjusted Net Sales	35%
Strategic Performance Measures	15%

The fiscal year 2026 performance metrics align with the Company's stated business and compensation objectives as follows:

- **Global Adjusted EBITDA Post-Tranche 1 GRP**: Continuing to recognize its significance in our growth journey measured globally.
- **Adjusted Net Sales:** Emphasizing the importance of sales generation measured two ways, globally and tied to regional area of influence.
- **Adjusted EBITDA Pre-GRP:** Tied to global or regional area of influence, adjusting for applicable impact of foreign currency which are outside of an individual's control.
- **Strategic Performance Measures**: Focusing on multi-year/longer-term initiatives and outcomes crucial for developing the capabilities necessary to achieve our long-term strategy.

2026 GRP Opportunity by NEO

Each NEO has an individual GRP opportunity that is set based on an assessment of internal factors (e.g., role, individual performance, etc.) as well as the results of peer group market studies. Depending upon actual GRP performance, the target and maximum annual GRP opportunities for each NEO for fiscal year 2026 are as follows:

Named Executive Officer	Target Annual Opportunity as % of Salary	Maximum Annual Opportunity as % of Salary
Steven A. Brass	100%	200%
Sara K. Hyzer	55%	110%
Phenix Q. Kiamilev	50%	100%
Jeffrey G. Lindeman	50%	100%
Patricia Q. Olsem	55%	110%

Target and maximum payouts for NEOs for the fiscal year 2026 GRP are disclosed below in the table under the heading, *Fiscal Year 2026 GRP Attainment by NEO*.

GRP Financial Performance Goals, Weightings and Results

Each year the Company develops an operating plan which supports its long-term financial and growth goals and is consistent with its strategic plans and imperatives. The annual operating plan is submitted to the Board for alignment and approval in the first fiscal quarter of each new fiscal year. All of the GRP financial performance goals are components assessed by the Board to be the most critical outcomes required to support achievement of the approved operating plan. Consistent with its pay-for-performance compensation philosophy, the Board aligns NEO variable compensation opportunity with achievement of these performance goals.

The following table sets forth the fiscal year 2026 GRP performance measure payout weightings and the minimum and maximum goals for the performance measures applicable to each of the NEOs. The financial goals are set based on earnings growth and sales growth over the prior fiscal year to maintain a strong pay-for-performance orientation.

Performance Measure[1]	Steven A. Brass Sara K. Hyzer Phenix Q. Kiamilev Jeffrey G. Lindeman	Patricia Q. Olsem	Minimum Goal FY 2026 ($ thousands)	Maximum Goal FY 2026 ($ thousands)
Global Adjusted Net Sales	35%	N/A	$ 600,241	$ 671,573
Global Adjusted EBITDA Pre-GRP	15%	N/A	$ 119,791	$ 143,553
Regional Adjusted Net Sales (Americas)	N/A	35%	$ 276,857	$ 304,520
Regional Adjusted EBITDA Pre-GRP (Americas)	N/A	15%	$ 69,669	$ 83,042
Global Adjusted EBITDA Post-Tranche 1 GRP	35%	35%	$ 110,226	$ 120,436
Strategic Performance Measures	15%	15%	N/A	N/A

[1] *Financial performance measures are defined under the heading, GRP.*

The following table sets forth the fiscal year 2026 performance and percentage achievement for each GRP performance measure as may be applicable to each NEO.

Performance Measure[1]	Actual FY 2026 ($ thousands)	% Achievement of Target Annual Opportunity	% Achievement of Maximum Annual Opportunity
Global Adjusted Net Sales	$ 656,787	150.6%	75.3%
Global Adjusted EBITDA Pre-GRP	$ 129,215	123.5%	61.8%
Regional Adjusted Net Sales (Americas)	$ 309,497	200.0%	100.0%
Regional Adjusted EBITDA Pre-GRP (Americas)	$ 80,809	168.6%	84.3%
Global Adjusted EBITDA Post-Tranche 1 GRP	$ 118,993	171.8%	85.9%
Strategic Performance Measures	See below	94.0%	47.0%

[1] *Financial performance measures are defined under the heading, GRP.*

Strategic Performance Measures

For fiscal year 2026, 15% of the GRP is tied to Strategic Performance Measures for each NEO. The measures are a mix of qualitative and quantitative measures that focus on executing our long-term strategy, improving our operating performance, and aligning individual initiatives with Company performance, which varies by NEO. The Strategic Performance Measures were specifically adopted to align with our Four-by-Four Strategic Framework, which is based on the following pillars:


Our Four-by-Four Strategic Framework
Four Must-Win Battles
01
Lead Geographic Expansion
02
Accelerate Premiumization
03
Drive WD-40 Specialist® Growth
04
Turbo-Charge Digital Commerce
Four Strategic Enablers
01 Ensure a People-First Mindset
02 Build an Enduring Business For the Future
03 Achieve Operational Excellence in Supply Chain
04 Drive Productivity Through Enhanced Systems
WD-40
SPECIALIST
DRY LUBE
WITH PTFE

In the context of our Four-by-Four Strategic Framework, each NEO was measured against certain strategic initiatives aligned with their ability and potential to drive long-term financial, strategic, and/or operational performance. The categories of initiatives for our NEOs' Strategic Performance Measures for fiscal year 2026 were as follows:

- Increase global gross margin, aligned with the Four-by-Four Strategic Framework, to sustain the business model
- New geographic business expansion to enable future, long-term growth
- Accelerate innovation and advance the Company's Sustainability strategy through sustainable product launches and a global innovation structure
- Establish a formal innovation governance and evaluation process to strengthen the product pipeline
- Align pivotal talent with pivotal roles through a comprehensive strategic workforce planning and succession framework
- Drive accelerated volume growth in the core multi-purpose maintenance product segment in the U.S.
- Strengthen global finance capabilities through system implementations, process optimization and risk management to support geographic expansion and business growth

The Strategic Performance Measures were determined by management and the Board to be initiatives critical to long-term financial growth, which could be objectively measured.

Fiscal Year 2026 GRP Attainment by NEO

The Compensation Committee reviewed the Company's fiscal year 2026 performance and certified the relative attainment of each GRP performance measure and relative achievement of Strategic Performance Measures, and further assessed whether individual contributions, overall Company performance, finances, expenditures and strategic considerations warranted adjustment to a GRP amount. On October 8, 2026, the Compensation Committee approved payment of the following GRP amounts to NEOs for fiscal year 2026 performance:

Named Executive Officer	Title	FY 2026 Annual Target Opportunity	FY 2026 Annual Maximum Opportunity	FY 2026 Incentive Compensation Paid ($)	FY 2026 Actual Incentive Compensation (As % of Annual Target Opportunity)
Steven A. Brass	CEO	$680,000	$1,360,000	$985,183	144%
Sara K. Hyzer	CFO	$220,000	$440,000	$314,782	144%
Phenix Q. Kiamilev	General Counsel	$216,150	$432,300	$262,893	146%
Jeffrey G. Lindeman	Chief People Officer	$180,000	$360,000	$253,184	144%
Patricia Q. Olsem	Division President, Americas	$175,000	$350,000	$371,353	172%

Fiscal Year 2026 PSU Attainment by NEO

The Company granted PSUs tied to established Global Adjusted EBITDA performance targets for fiscal year 2026, as outlined below:

Global Adjusted EBITDA[1]	Applicable Percentage
≥ $120,974,000	100%
$114,715,000	5%
< $114,387,000	0%

[1] *Global Adjusted EBITDA for purposes of PSU achievement is calculated after both tranches of fiscal year GRP compensation expense are accrued. If Global Adjusted EBITDA exceeds the performance target set at 5%, then the Applicable Percentage is determined on a straight-line basis from the implied zero percentage achievement level of $114,387,000 to the maximum 100% Applicable Percentage achievement level.*

The Company achieved $113,591,000 in Global Adjusted EBITDA after GRP compensation expense was accrued, which resulted in an Applicable Percentage of 0% for fiscal year 2026. Accordingly, none of the PSU awards granted to the NEOs in October 2025 as shown in the *Grants of Plan-Based Awards – Fiscal Year 2026* table below in the ***Executive Compensation*** section vested.

LONG-TERM INCENTIVE ("LTI") COMPENSATION

Equity compensation is a critical component of the Company's efforts to attract and retain executives and key employees, encourage employee ownership in the Company, link pay with performance and align the interests of executive officers with those of stockholders. To provide appropriately directed incentives to our executive officers, the Company grants awards of RSUs and MSUs. Equity awards for fiscal year 2026 were granted to NEOs in October 2025, pursuant to the Company's A&R 2016 Stock Incentive Plan, and were allocated equally between RSUs and MSUs (50% of target grant value for each NEO).

The RSU and MSU awards to our CEO were, consistent with past practice, larger than the awards to the other NEOs in recognition of his higher level of responsibility for overall Company performance and based upon market data that supports a higher level of equity compensation for our CEO. The specific number of RSUs awarded and Target Number of shares covered by MSU awards were determined for each NEO based on an assessment of the NEO's achievement of individual performance goals as well as Company performance for fiscal year 2025 in areas over which the NEO had direct influence.

The principal attributes and benefits of equity awards for executive officers are as follows:

- RSU awards provide for annual vesting over three years from the grant date, subject to earlier vesting upon the effective date of retirement under certain conditions.
- MSU awards provide for performance-based vesting tied to the Company's TSR over a performance measurement period of three fiscal years beginning with the fiscal year in which the awards are granted and ending on August 31st of the third year. The change in the value of the Company's common stock assumes the reinvestment of dividends and compares the Company's TSR against the Index.
- RSU and MSU awards provide for the issuance of shares of the Company's common stock upon vesting.

- The Company believes an equal mix of the number of RSUs and MSUs (at target) is appropriate in order to balance direct alignment with stockholders, incentivize our performance on a relative basis vs. the market, encourage long-term stock ownership, and promote executive retention.

The Board recognizes the potentially dilutive impact of equity awards. Accordingly, the Company's equity award practices are designed to balance the impact of dilution and the Company's need to remain competitive by recruiting, retaining, and providing incentives for high-performing employees.

Restricted Stock Unit or RSU Awards

RSU awards provide for the issuance of shares of the Company's common stock upon vesting provided that the employee remains employed with the Company on the applicable vesting date (except for termination of employment due to death or disability or, upon certain conditions, vesting upon retirement as noted below). Except as otherwise noted, RSU awards vest annually over three years from the grant date, with approximately 1/3 vesting on each of the vesting dates. The vesting date each year is the third business day following the Company's public release of its annual earnings for the fiscal year, but not later than November 15.

Award agreements provide that for employees who retire from the Company after reaching age 65, or employees who retire from the Company after reaching age 55 and have been employed by the Company for at least 10 years, unvested RSUs will vest upon the effective date of retirement, provided at least one-year prior written notice of retirement is given by the employee.

Payment of required withholding taxes due to the vesting of RSU awards is covered through withholding of shares by the Company. The Company issues a net number of RSU shares after withholding shares having a value as of the vesting date, or as of the date of issuance in the case of death, disability or retirement, equal to the required tax withholding obligation.

Market Share Unit or MSU Awards

MSU awards provide for vesting over a performance measurement period of three fiscal years commencing with the fiscal year in which the MSU awards are granted (the "MSU Measurement Period"). The performance provisions of MSU awards are based on relative TSR for the Company over the MSU Measurement Period compared to the total return of the Index. To compute the relative TSR for the Company compared to the return for the Index, dividends paid are treated as reinvested as of the ex-dividend date for each declared dividend.

The Applicable Percentage of the Target Number of shares is determined for NEOs based on the percentage point difference between the TSR for the Company compared to the return for the Index (the "Relative TSR") as set forth in the table below:

Relative TSR	Applicable Percentage
≥ 20%	200%
15%	175%
10%	150%
5%	125%
Equal	100%
-5%	75%
-10%	50%
< -10%	0%

The Applicable Percentage is determined on a straight-line sliding scale from the minimum 50% Applicable Percentage achievement level to the maximum 200% Applicable Percentage achievement level. To determine the TSR for the Company and the return for the Index, the beginning and ending values for each measure is determined by taking the average closing price on all market trading days within the 90 calendar days prior to the beginning of the fiscal year for the beginning of the MSU Measurement Period and all market trading days within the 90 calendar days prior to the end of the third fiscal year of the MSU Measurement Period.

Except as otherwise provided with respect to vesting upon death, disability or retirement, employees must remain employed with the Company until the date on which the Compensation Committee certifies achievement of the requisite performance provided for in the MSU Award Agreement. Payment of required withholding taxes due to the settlement of an MSU award, if any, is covered through withholding of shares by the Company. The Company issues a net number of

MSU shares after withholding shares having a value on the Settlement Date equal to the required tax withholding obligation.

In the event of a Change in Control (as defined in the A&R 2016 Stock Incentive Plan), the MSU Measurement Period will end as of the effective date of the Change in Control and the ending values for calculating the TSR for the Company and the return for the Index will be determined based on the closing price of the Company's common stock and the value of the Index, respectively, immediately prior to the effective date of the Change in Control. The Applicable Percentage will be applied to a proportionate amount of the Target Number of MSUs based on the portion of the Measurement Period elapsed as of the effective date of the Change in Control. The NEO will receive RSUs for the portion of the Target Number of MSUs to which the Applicable Percentage is not applied. Those RSUs will time vest, subject to rights under the NEO's Change of Control Severance Agreement, as of the Settlement Date.

BENEFITS AND PERQUISITES

The NEOs are provided with standard health and welfare benefits and the opportunity to participate in the Company's 401(k) Plan, similar to those generally offered to other Company employees. U.S.-based executive officers and other employees have the right to invest the Company's contributions to the 401(k) Plan in shares of the Company's common stock as an alternative to other investment choices available under the Plan.

The Company also provides leased vehicles or a vehicle allowance to its executive officers. The costs associated with the perquisites and other personal benefits provided to the NEOs are included in the Summary Compensation Table below and separately identified for fiscal year 2026 in the footnote disclosure of such perquisites and other personal benefits.

The Compensation Committee considers the cost of the foregoing health and welfare benefits and perquisites in connection with its approval of the total compensation package for our NEOs. All such costs are considered appropriate in support of the Compensation Committee's objective of attracting and retaining high caliber executive officers because they are common forms of benefits and perquisites offered to executives, who expect and compare them to competing compensation packages.

POST-EMPLOYMENT OBLIGATIONS

The Company has change of control severance agreements with each of the NEOs. The specific terms of the agreements are described below under the heading, *Change of Control Severance Agreements*. In establishing the terms and conditions of these agreements, consideration was given to including severance compensation in the event of termination of employment without cause (or for good reason) without regard to a change of control of the Company. No such provisions were included, and severance compensation is payable only following a "double-trigger": termination of employment without "cause" or for "good reason" within two years following a "change of control" of the Company (as defined in these agreements).

The Compensation Committee believes that the change of control severance agreements help ensure the best interests of stockholders by fostering continuous employment of key management personnel. As is the case in many public companies, the possibility of an unsolicited change of control exists. The uncertainty among management that can arise from a possible change of control can result in the untimely departure or distraction of key executive officers. Reasonable change of control severance agreements reinforce continued attention and dedication of executive officers to their assigned duties and support the Compensation Committee's objective of retaining high quality executives.

OTHER COMPENSATION POLICIES

EXCHANGE ACT RULE 10b5-1 TRADING PLANS AND INSIDER TRADING GUIDELINES

A description of the Company's insider trading policies applicable to our executive officers is included above in this Proxy Statement under *Insider Trading Policy – Prohibited Trading Transactions*.

EXECUTIVE OFFICER STOCK OWNERSHIP GUIDELINES

The Board believes that the stock ownership guidelines serve to improve alignment of the interests of our executive officers and the Company's stockholders. Effective October 2023, the Compensation Committee increased the guidelines for executive officer ownership of the Company's common stock, and the multiple of current base salary for each position is shown in the table below. Under the guidelines, each executive officer is expected to attain, within a period of five years

from the later of: (i) hire date as an executive officer, (ii) date that employee becomes an executive officer, or (iii) date of change that requires higher ownership level, and to maintain thereafter, equity ownership in the Company at the following levels or higher:

Position	Ownership Guidelines Multiple of Current Base Salary	Compliant as of 10/14/2026
CEO	6x	Yes
CFO	3x	Yes
Other executive officers	2x	Yes

Compliance is determined using the current aggregate market value of (i) shares of the Company's common stock owned, (ii) unvested RSUs, and (iii) if applicable, shares underlying vested equity awards.

CLAWBACK POLICY

On June 19, 2023, the Board, in accordance with the recommendation of the Compensation Committee, adopted a clawback policy, which became effective October 2, 2023. The clawback policy, which was reviewed in March 2026 and reaffirmed, applies to current and former executive officers of the Company as defined in Rule 10D-1(d) under the Exchange Act and is administered by the Compensation Committee.

In the event that the Company is required to prepare an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each a "restatement"), the Company shall recover erroneously awarded incentive-based compensation from its officers. The recovery of such compensation applies regardless of (i) whether an officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement, and (ii) whether or when the Company files restated financial statements.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation payable in any tax year to certain covered executive officers. Section 162(m) generally provides that a company covered by the statute cannot deduct compensation paid to its most highly paid executive officers to the extent that such compensation exceeds $1 million per officer per taxable year.

While the Compensation Committee seeks to maximize the deductibility of compensation paid to the Company's executive officers, the Compensation Committee believes that it is important to maintain flexibility in administering compensation programs in a manner that provides total compensation to the executive officers that is in line with competitive practice, the Company's compensation philosophy, and the interests of stockholders. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m). The Company presently pays some compensation to its executive officers that may not be deductible under Section 162(m), and it is anticipated that the Company will continue to do so.

ACCOUNTING CONSIDERATIONS

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for share-based payment awards made to employees and directors, including restricted stock awards and performance-based awards, based on the grant date fair value of these awards. Depending upon the type of performance conditions applicable to performance-based awards, ASC Topic 718 may require the recording of compensation expense over the service period for the award (usually, the vesting period) based on the grant date value (such as for our MSUs) or compensation expense may be recorded based on the expected probability of vesting over the vesting period, subject to adjustment as such probability may vary from period to period (such as for our PSUs). This calculation is performed for accounting purposes and amounts reported in the compensation tables below are based on the compensation expense expected to be recorded over the vesting periods for the awards, determined as of the grant date for the awards. In the case of our MSUs, the grant date values fix the compensation expense to be recorded over the vesting period. These amounts are reported even though our executive officers may realize more or less value from their MSU awards depending upon the actual level of achievement of the

applicable performance measure. In the case of our PSUs, no value is included in the Summary Compensation Table or in the table under *Grants of Plan-Based Awards – Fiscal Year 2026* because ASC Topic 718 requires that we assess the probability of vesting of the PSUs as of the grant date. As of the grant date, we did not consider it probable that the PSUs would become vested even though it was possible that our executive officers would receive shares upon vesting of the PSUs following the end of the fiscal year upon achievement of the applicable performance measure.

POLICIES AND PRACTICES RELATED TO THE GRANT OF CERTAIN EQUITY AWARDS CLOSE IN TIME TO THE RELEASE OF NONPUBLIC INFORMATION

During fiscal 2026, we did not grant any stock options to our NEOs and accordingly, we have no information to disclose pursuant to Item 402(x)(2) of Regulation S-K.

The Compensation Committee approves all equity award grants to our NEOs on or before the grant date. The Compensation Committee's general practice is to complete its annual executive compensation review and determine performance goals and target compensation for our NEOs, and then equity awards are granted to NEOs and become effective. Accordingly, annual equity awards are typically granted to our NEOs in October, shortly after fiscal year-end. While the Compensation Committee has discretionary authority to approve equity awards to our NEOs outside of the cycle described above for new hires, promotions, recognition, retention or other purposes, the Compensation Committee does not have a practice or policy of granting equity awards in anticipation of the release of material non-public information and, in any event, we do not time the release of material non-public information in coordination with grants of equity awards in a manner that intentionally benefits our NEOs.

COMPENSATION AND PEOPLE COMMITTEE REPORT

The Compensation and People Committee of WD-40 Company's Board of Directors (the "Board") has reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this Proxy Statement and the Company's annual report on Form 10-K for the fiscal year ended August 31, 2026, and, based upon that review and discussion, recommended to the Board that it be so included.

Compensation and People Committee
Cynthia B. Burks (Chair)
Lara L. Lee
Edward O. Magee, Jr.
Graciela I. Monteagudo
David B. Pendarvis
Anne G. Saunders

EXECUTIVE COMPENSATION

As August 31, 2026, none of our executive officers has an employment agreement or other arrangement, whether written or unwritten, providing for a term of employment or compensation for services rendered other than under specific arrangements, plans or programs described herein.

For fiscal year 2026, our executive officers received compensation benefits for services rendered in fiscal year 2026 as more fully described and reported in the CD&A section and in the compensation tables below. Total cash compensation for fiscal year 2026, comprised of annual salary and earned GRP, was 38% of total compensation for our CEO and 51% to 59% of total compensation for the other NEOs.

SUMMARY COMPENSATION TABLE

The following table shows information for the three fiscal years ended August 31, 2026, August 31, 2025, and August 31, 2024 concerning the compensation of our CEO, our CFO, and the three most highly compensated executive officers other than the CEO and CFO as of the end of fiscal year 2026 (collectively, "NEOs"):

Name and Principal Position(s)	Year	Salary[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Steven A. Brass	2026	$ 680,000	$ 2,584,890	$ 985,183	$ 125,724	$ 4,375,797
CEO	2025	$ 680,000	$ 3,242,147	$ 219,693	$ 125,059	$ 4,266,899
	2024	$ 640,800	$ 2,073,161	$ 829,340	$ 116,873	$ 3,660,174
Sara K. Hyzer	2026	$ 400,000	$ 581,543	$ 314,782	$ 107,827	$ 1,404,152
CFO	2025	$ 356,895	$ 648,209	$ 257,841	$ 107,019	$ 1,369,964
	2024	$ 336,420	$ 521,784	$ 237,622	$ 103,828	$ 1,199,654
Phenix Q. Kiamilev†	2026	$ 360,000	$ 322,820	$ 262,893	$ 109,974	$ 1,055,687
VP, General Counsel						
Jeffrey G. Lindeman	2026	$ 350,000	$ 279,977	$ 253,184	$ 107,809	$ 990,970
VP, Chief People, Culture	2025	$ 324,450	$ 350,815	$ 220,563	$ 104,648	$ 1,000,476
and Capability Officer	2024	$ 320,400	$ 353,415	$ 212,942	$ 99,400	$ 986,157
Patricia Q. Olsem	2026	$ 393,000	$ 335,774	$ 371,353	$ 123,124	$ 1,223,251
Division President, Americas	2025	$ 381,100	$ 421,309	$ 282,388	$ 120,678	$ 1,205,475
	2024	$ 382,989	$ 460,166	$ 235,676	$ 119,835	$ 1,198,666

† *Ms. Kiamilev was not an NEO for fiscal year 2025 or 2024. Accordingly, only her compensation for fiscal year 2026 is presented.*

1 *Salary reported for fiscal years 2026 and 2025 reflects base salary. For fiscal year 2024, base salary paid to each NEO was as follows: Mr. Brass - $618,000; Ms. Hyzer - $324,450; Mr. Lindeman - $309,000; and Ms. Olsem - $370,000. During fiscal year 2024, there were 27 bi-weekly pay periods instead of the 26 traditional pay periods. Consequently, salary reported for each NEO represents their respective base salary and an additional paycheck received during fiscal year 2024.*

2 *Stock Awards for fiscal years 2026, 2025, and 2024 are reported at their grant date fair values. Grant date fair value assumptions and related information is set forth in Note 2, Basis of Presentation and Summary of Significant Accounting Policies under the subsection "Stock-based Compensation" and Note 16, Stock-based Compensation, to the Company's financial statements included in the Company's Annual Report on Form 10-K filed on October 26, 2026. Stock Awards consisting of MSUs awarded in fiscal years 2026, 2025, and 2024 are included based on the value of 100% of the target number of shares of the Company's common stock to be issued upon achievement of the applicable performance measure. Stock Awards consisting of PSUs awarded for fiscal years 2026, 2025, and 2024 are reported as having no value under applicable disclosure rules and ASC Topic 718 due to the lack of any expected probability of vesting of the PSUs as of their respective grant dates, as discussed above in the CD&A section under the heading, Accounting Considerations. For achievement of the highest level of the applicable performance measure for the MSUs granted in fiscal year 2023, the NEOs would have received 200% of the target number of shares. However, MSU achievement based on performance during the 3-year measurement period ending on August 31, 2026 was 0%; consequently, NEOs did not earn any MSUs (and their MSUs were forfeited). Based on the level of achievement of the applicable performance measure for PSUs granted in fiscal year 2026, NEOs did not earn any of their respective target PSUs (and their PSUs were forfeited).*

The following table sets forth the amounts that would have been included in Stock Awards for fiscal years 2026, 2025 and 2024 for each of the NEOs based on the grant date fair values and the maximum number of shares targeted to be received under MSU and PSU award agreements.

Named Executive Officer	Year		RSUs		MSUs (Maximum)		PSUs (Maximum)		Total Stock Awards
Steven A. Brass	2026	$	1,545,081	$	2,079,618	$	666,863	$	4,291,561
	2025	$	1,460,211	$	3,563,872	$	670,720	$	5,694,803
	2024	$	872,084	$	2,203,957	$	607,961	$	3,684,002
Sara K. Hyzer	2026	$	347,609	$	467,867	$	215,672	$	1,031,148
	2025	$	291,943	$	712,532	$	193,501	$	1,197,976
	2024	$	217,874	$	550,618	$	175,465	$	943,957
Patricia Q. Olsem	2026	$	200,704	$	270,139	$	211,891	$	682,734
	2025	$	189,751	$	463,116	$	206,569	$	859,435
	2024	$	188,877	$	477,334	$	200,134	$	866,344
Phenix Q. Kiamilev	2026	$	192,961	$	259,718	$	176,356	$	629,036
Jeffrey G. Lindeman	2026	$	167,352	$	225,250	$	171,630	$	564,232
	2025	$	158,001	$	385,627	$	159,827	$	703,455
	2024	$	145,184	$	366,914	$	151,990	$	664,088

3 *Amounts reported as Non-Equity Incentive Plan Compensation represent annual cash incentive compensation payouts as described in CD&A section under the heading, GRP. Threshold, target and maximum payouts for each of the NEOs for fiscal year 2026 are set forth below in the table under the heading, Grants of Plan-Based Awards - Fiscal Year 2026.*

4 *All Other Compensation for each of the NEOs includes the following items: (i) employer profit sharing and matching contributions to the Company's 401(k) Plan ("Retirement Benefits"); (ii) dividend equivalent amounts paid to Mr. Brass and Ms. Olsem for vested DPUs that will not be settled in shares until termination of employment ("Dividend Equivalents"); (iii) perquisites and benefits which include group life, medical, dental, vision, wellness and other insurance benefits ("Welfare Benefits"); and (iv) vehicle allowance costs which include lease or depreciation expense, fuel, maintenance and insurance costs ("Vehicle Allowance").*

The following table specifies the amounts included in All Other Compensation for fiscal year 2026 for each of the NEOs:

Named Executive Officer		Retirement Benefits		Dividend Equivalents		Welfare Benefits		Vehicle Allowance		Total All Other Compensation
Steven A. Brass	$	59,444	$	432	$	45,836	$	20,012	$	125,724
Sara K. Hyzer	$	59,444	$	-	$	28,583	$	19,800	$	107,827
Patricia Q. Olsem	$	59,444	$	356	$	44,471	$	18,853	$	123,124
Phenix Q. Kiamilev	$	59,444	$	-	$	30,730	$	19,800	$	109,974
Jeffrey G. Lindeman	$	59,444	$	-	$	29,259	$	19,106	$	107,809

PAY VERSUS PERFORMANCE TABLE

The following table sets forth information concerning the compensation of our NEOs for each of the fiscal years ended August 31, 2026, 2025, 2024, 2023, and 2022, and our financial performance for each such fiscal year. The tabular and narrative disclosures provided are intended to be calculated in a manner consistent with applicable SEC rules and may reflect reasonable estimates and assumptions where appropriate.

Fiscal Year	Summary Compensation Table Total PEO[1]	Compensation Actually Paid to PEO[1][2]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Average Compensation Actually Paid to Non-PEO NEOs [1][2]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return [3]	Peer Group Total Shareholder Return [3]	Net Income (in 000s)[4]	Global Adjusted EBITDA Post-Tranche 1 GRP (in 000s)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2026	$4,375,797	$3,111,534	$ 1,168,515	$ 945,646	$ 97.09	$139.26	$82,346	$ 118,993
2025	$4,266,899	$1,479,081	$ 1,137,795	$ 655,935	$ 96.14	$110.12	$90,994	$ 107,927
2024	$3,660,174	$4,970,863	$ 1,076,687	$ 1,363,462	$ 115.10	$101.81	$69,644	$ 108,567
2023	$2,458,653	$2,715,405	$ 817,106	$ 865,284	$ 92.72	$85.94	$65,993	$ 94,734
2022	$3,632,413	$3,455,230	$ 945,276	$ 723,034	$ 80.15	$82.12	$67,329	$ 93,258

1

Fiscal Year	*Principal Executive Officer ("PEO")*	*Non-PEO NEOs*
2026	*Steven A. Brass*	*Sara K. Hyzer, Phenix Q. Kiamilev, Jeffrey G. Lindeman, and Patricia Q. Olsem*
2025	*Steven A. Brass*	*Sara K. Hyzer, Jeffrey G. Lindeman, William B. Noble, and Patricia Q. Olsem*
2024	*Steven A. Brass*	*Sara K. Hyzer, Jeffrey G. Lindeman, William B. Noble, and Patricia Q. Olsem*
2023	*Steven A. Brass*	*Jay W. Rembolt, Sara K. Hyzer, Phenix Q. Kiamilev, Jeffrey G. Lindeman, and Patricia Q. Olsem*
2022	*Garry O. Ridge*	*Steven A. Brass, Jay W. Rembolt, Phenix Q. Kiamilev, and Patricia Q. Olsem*

2 *In calculating the "compensation actually paid" amounts reflected in these columns, the fair value or change in fair value, as applicable, of the equity award adjustments included in such calculations were computed in accordance with ASC Topic 718. Time-vested RSU grant date fair values are calculated using the stock price as of the date of grant. In accordance with the relevant rules, the fair values were remeasured as of the end of each fiscal year and as of each vesting date, during the years displayed in the table, using the stock price as of fiscal year end and as of each vesting date, respectively. MSU fair values are calculated based on the Monte-Carlo valuation model as of the date of grant. Adjustments have been made using performance-based market share unit fair values as of each measurement date using the stock price as of the measurement date and updated Monte-Carlo assumptions. PSU fair values are valued at zero at each respective measurement date, given all outstanding PSUs were accrued at and estimated to be earned below threshold (i.e., all shares forfeited) as of each respective measurement date. We provide information regarding the assumptions used to calculate the valuation of the awards in Note 16 to the consolidated financial statements included in the Annual Report on Form 10-K filed on October 26, 2026.*

In the calculation of "Compensation Actually Paid" and presented in the table, the following amounts were deducted and added:

Fiscal Year	Named Executive Officer	Summary Compensation Table	Grant Date Fair Value of Awards Granted in Fiscal Year	Year End Fair Value of Unvested Awards Granted in Fiscal Year	Change in Fair Value of Unvested Prior Year Awards	Change in Fair Value of Vested Prior Year Awards	Value of Awards Granted and Vested in Fiscal Year	Fair Value of Prior Year Awards Canceled as of Prior FYE	Total Equity Adjustments	Compensation Actually Paid
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)=(c)+(d)+(e)+(f)+(g)	= (a)-(b)+(h)
2026	PEO	$ 4,375,797	$ 2,584,890	$ 2,570,627	$ (1,079,196)	$ (170,804)	$ —	$ —	$ 1,320,627	$ 3,111,534
	Non-PEO NEOs	$ 1,168,515	$ 380,029	$ 377,938	$ (184,194)	$ (36,584)	$ —	$ —	$ 157,160	$ 945,646

3 *The Company Total Shareholder Return ("TSR") and the Company's Peer Group TSR reflected in these columns for each applicable fiscal year is calculated based on a fixed investment of $100 at the applicable measurement point on the same cumulative basis as is used in Item 201(e) of Regulation S-K. The peer group used to determine the Company's Peer Group TSR for each applicable fiscal year is the following published industry index, as disclosed in our Annual Report on Form 10-K for the year ended August 31, 2026 pursuant to Item 201(e) of Regulation S-K: Russell 2000® Index ("Russell 2000"). The Russell 2000 was chosen because we do not believe we can reasonably identify any other industry index or specific peer issuer that would offer a meaningful comparison.*

4 *Represents the amount of net income reflected in the Company's audited financial statements for the year indicated.*

5 *We have selected Global Adjusted EBITDA Post-Tranche 1 GRP as our most important financial measure (that is not otherwise required to be disclosed in the table) used to link "compensation actually paid" to our NEOs to Company performance for fiscal year 2026. Global Adjusted EBITDA is used by the Compensation Committee and the Company as part of its calculation to determine GRP earned and as the sole measure for determining the level of achievement for vesting of PSUs. See additional information in the CD&A section, including for the definition of Global Adjusted EBITDA Post-Tranche 1 GRP.*

Pay-versus-Performance Comparative Disclosure

The following tables reflect the relationships between compensation actually paid ("CAP" in the graphics below) to our PEO, and the average of compensation actually paid to our non-PEO NEOs, to (i) our net income, (ii) our Global Adjusted EBITDA (both Pre-GRP and Post-Tranche 1 GRP) for the fiscal years 2022, 2023, 2024, 2025, and 2026 and (iii) the Company's cumulative TSR and our peer group TSR for the same periods.


WD-40 Company CAP vs Net Income
Compensation Actually Paid ($M)
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Net Income (in 000s)
$95,000
$90,000
$85,000
$80,000
$75,000
$70,000
$65,000
$60,000
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Garry Ridge
PEO CAP ($M) - Steven Brass
Avg NEO CAP ($M)
Net Income (in 000s)

Metric	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
PEO CAP ($M) – Garry O. Ridge	$3.46	N/A	N/A	N/A	N/A
PEO CAP ($M) – Steven A. Brass	$0.00	$2.72	$4.97	$1.48	$3.11
Average NEO CAP ($M)	$0.72	$0.87	$1.36	$0.66	$0.95
Net Income (in 000s)	$67,329	$65,993	$69,644	$90,994	$82,346


WD-40 Company CAP vs Global Adjusted EBITDA Post-Tranche 1 GRP (in 000s)
Compensation Actually Paid ($M)
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$125,000
$120,000
$115,000
$110,000
$105,000
$100,000
$95,000
$90,000
Global Adjusted EBITDA Post-Tranche 1 GRP (in 000s)
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Garry Ridge
PEO CAP ($M) - Steven Brass
Avg NEO CAP ($M)
Global Adjusted EBITDA Post-Tranche 1 GRP (in 000s)

Metric	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
PEO CAP ($M) – Garry O. Ridge	$3.46	N/A	N/A	N/A	N/A
PEO CAP ($M) – Steven A. Brass	N/A	$2.72	$4.97	$1.48	$3.11
Average NEO CAP ($M)	$0.72	$0.87	$1.36	$0.66	$0.95
Global Adjusted EBITDA Post-Tranche 1 GRP (in 000s)	$93,258	$94,734	$108,567	$107,927	$118,993


WD-40 Company CAP vs TSR
Compensation Actually Paid ($M)
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
Value of $100 Investment from 8/31/2021
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Garry Ridge
PEO CAP ($M) - Steven Brass
Avg NEO CAP ($M)
WDFC TSR
Russell 2000 Total Return TSR

Metric	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
PEO CAP ($M) – Garry O. Ridge	$3.46	N/A	N/A	N/A	N/A
PEO CAP ($M) – Steven A. Brass	N/A	$2.72	$4.97	$1.48	$3.11
Average NEO CAP ($M)	$0.72	$0.87	$1.36	$0.66	$0.95
WDFC TSR	$80.15	$92.72	$115.10	$96.14	$97.09
Russell 2000 TSR	$82.12	$85.94	$101.81	$110.12	$139.26

Pay-versus-Performance Tabular List

We believe the following list reflects the most important financial performance measures used by us to link compensation actually paid to our NEOs to company performance for the fiscal year ended August 31, 2026 (see descriptions of such measures in the CD&A section):

- Adjusted EBITDA Pre-GRP (Global and Regional);
- Global Adjusted EBITDA Post-Tranche 1 GRP;
- Adjusted Net Sales (Global and Regional);
- Strategic Performance Measures; and
- Relative Total Shareholder Return

GRANTS OF PLAN-BASED AWARDS - FISCAL YEAR 2026

In addition to base salary and GRP for fiscal year 2026, NEOs were granted RSU, MSU and PSU awards under the Company's A&R 2016 Stock Incentive Plan as shown in the table below. Descriptions of the RSU and MSU awards are provided above in the CD&A section under the heading, *Long-Term Incentive ("LTI") Compensation Overview,* and a description of PSU awards are provided under the heading*, PSU Awards.*

The table also provides threshold, target, and maximum payout information relating to the Company's fiscal year 2026 GRP.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]				
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units[3] (#)**	**Grant Date Fair Value of Stock and Options Awards[4] ($)**
Steven A. Brass	10/09/2025	$ 1	$680,000	$1,360,000					
	10/09/2025 (MSU)				3,891	7,783	15,566		$ 1,039,809
	10/09/2025 (RSU)							7,783	$ 1,545,081
	10/09/2025 (PSU)				176		3,528		$ -
Sara K. Hyzer	10/09/2025	$ 1	$220,000	$ 440,000					
	10/09/2025 (MSU)				875	1,751	3,502		$ 233,934
	10/09/2025 (RSU)							1,751	$ 347,609
	10/09/2025 (PSU)				57		1,141		-
Phenix Q. Kiamilev	10/09/2025	$ 1	$180,000	$ 360,000					
	10/09/2025 (MSU)				486	972	1,944		$ 129,859
	10/09/2025 (RSU)							972	$ 192,961
	10/09/2025 (PSU)				46		933		-
Jeffrey G. Lindeman	10/09/2025	$ 1	$175,000	$ 350,000					
	10/09/2025 (MSU)				421	843	1,686		$ 112,625
	10/09/2025 (RSU)							843	$ 167,352
	10/09/2025 (PSU)				45		908		-
Patricia Q. Olsem	10/09/2025	$ 1	$216,150	$ 432,300					
	10/09/2025 (MSU)				505	1,011	2,022		135,070
	10/09/2025 (RSU)							1,011	200,704
	10/09/2025 (PSU)				56		1,121		-

1 *The Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent Threshold, Target and Maximum payouts under the Company GRP awards payable for fiscal year 2026 performance. The Target amount represents 50% of the Maximum payout for each NEO. The Maximum amount represents the annual non-equity incentive compensation opportunity for each NEO that assumes full achievement of the GRP performance measures (as more fully discussed above in the CD&A section under the heading, GRP) and attainment by the Company of a level of Global Adjusted EBITDA Post-Tranche 1 GRP sufficient to maximize GRP payouts.*

2 *The Estimated Future Payouts Under Equity Incentive Plan Awards represent the Threshold, Target, and/or Maximum number of shares to be issued upon performance vesting of MSU and PSU awards as described in the CD&A section under the heading, Equity Compensation. There is no applicable Target number of shares for PSU awards to be earned by the NEOs.*

3 *All Other Stock Awards represent RSUs described in the CD&A section under the heading, Equity Compensation.*

4 *Information relating to the amounts disclosed as the Grant Date Fair Value of Stock Awards is included in footnote 1 to the Summary Compensation Table above.*

OUTSTANDING EQUITY AWARDS AT 2026 FISCAL YEAR END

The following table provides detailed information concerning the RSU and MSU awards that were not vested as of the fiscal year end, August 31, 2026, for each of the NEOs:

	Stock Awards			
Named Executive Officer	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Steven A. Brass	13,190	$ 2,824,639	27,340	$ 5,854,861
Sara K. Hyzer	2,905	$ 622,106	5,856	$ 1,254,062
Patricia Q. Olsem	1,842	$ 394,464	3,552	$ 760,661
Phenix Q. Kiamilev	1,663	$ 356,131	3,218	$ 689,135
Jeffrey G. Lindeman	1,514	$ 324,223	2,960	$ 633,884

1 *Represents RSU awards to the NEOs that were not vested as of the fiscal year end.*

2 *The Market Value of the shares or units that were not vested as of the fiscal year end is based on $214.15 per share or unit, which was the closing price of the Company's common stock on August 31, 2026.*

3 *Represents the maximum number of shares to be issued with respect to MSU awards granted to the NEOs that were not vested as of the fiscal year end. The maximum number of shares to be issued with respect to MSU awards equals the number of shares to be issued with respect to the MSU awards upon achievement of the highest level of achievement for such MSU awards as described above in the CD&A section under the heading, Equity Compensation. MSU awards granted on October 5, 2023, i.e., fiscal year 2024, are excluded because on October 8, 2026, the Compensation Committee certified the level of performance that such MSUs achieved, which was 0.0%.*

STOCK VESTED – FISCAL YEAR 2026

Equity awards to our executive officers are granted to satisfy goals for executive officer retention, to provide incentives for current and future performance, and to meet objectives for overall levels of compensation and pay mix. RSU, MSU and PSU awards were granted to the NEOs by the Compensation Committee in October 2025. All of the equity awards are set forth below in the table under the heading, *Grants of Plan-Based Awards - Fiscal Year 2026*. In establishing award levels for the NEOs for fiscal year 2026, the Compensation Committee placed emphasis on long-term retention goals and desired incentives for current and future contributions.

The following table sets forth the number of shares of the Company's common stock acquired upon the vesting of RSU and MSU awards in the Company's last fiscal year and the aggregate dollar value realized with respect to such vested RSU and MSU awards. No shares of stock were issued with respect to PSU awards granted on October 9, 2025 that would have vested on August 31, 2026 had performance targets been attained.

	Stock Awards	
Named Executive Officer	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting[2]
Steven A. Brass	4,215	$ 823,527
Sara K. Hyzer	955	$ 186,588
Patricia Q. Olsem	1,317	$ 257,315
Phenix Q. Kiamilev	1,001	$ 195,575
Jeffrey G. Lindeman	988	$ 193,035

1 *The Number of Shares Acquired on Vesting represents shares of the Company's common stock issued on October 27, 2025 upon vesting of RSU and MSU awards.*

2 *The Value Realized on Vesting for the RSUs and MSUs on October 27, 2025 is calculated based on the number of vested RSU and MSU awards multiplied by the closing price of $195.38 for the Company's common stock on such date.*

Market Share Unit (MSUs) Award Vested for Three Fiscal Year Performance

On October 8, 2026, the Compensation Committee reviewed the performance measure applicable to MSU awards granted to the NEOs on October 5, 2023. The Compensation Committee assessed the Company's relative TSR compared to the return for the Index for the performance Measurement Period ended August 31, 2026 to calculate the number of shares of the Company's common stock for those MSU awards vesting, if any. The relative TSR compared to the return for the Index (as a percentage point difference) over the Measurement Period, which covers three fiscal years, was 47.5% lower. Based on the results and the table shown in the ***Market Share Unit or MSU Awards*** section above, the Compensation Committee certified that the Applicable Percentage of the Target Number of shares underlying the MSU awards granted in October 2023 was 0.0% for each of the NEOs.

Named Executive Officer	Target Number of MSUs (Granted October 2023)	Applicable Percentage	Shares Vested (October 2026)
Steven A. Brass	4,451	—%	—
Sara K. Hyzer	1,112	—%	—
Jeffrey G. Lindeman	964	—%	—
Phenix Q. Kiamilev	803	—%	—
Patricia Q. Olsem	741	—%	—

NONQUALIFIED DEFERRED COMPENSATION – FISCAL YEAR 2026

The following table provides information concerning compensation received by the NEOs that is subject to deferral under applicable RSU and DPU award agreements:

Named Executive Officer	Aggregate Earnings in Last FY[1] ($)	Aggregate Balance at Last FYE[2] ($)
Steven A. Brass	$231	$23,128
Sara K. Hyzer	$—	$—
Phenix Q. Kiamilev	$—	$—
Jeffrey G. Lindeman	$—	$—
Patricia Q. Olsem	$190	$19,059

[1] *The Aggregate Earnings in Last FY represents the increase in value from August 31, 2025 to August 31, 2026 of the shares underlying deferred settlement of RSUs and vested DPUs held by each NEO that will be settled in shares of the Company's common stock following termination of employment as disclosed in footnotes to the table under the heading, Security Ownership of Certain Beneficial Owners and Management. The number of such deferred settlement of RSUs and vested DPUs for each NEO was multiplied by the difference in the closing price of the Company's common stock on August 31, 2026 of $214.15 and on August 31, 2025 of $212.01, an increase in value of $2.14 per share. Amounts shown are not included as compensation in the Summary Compensation Table for fiscal year 2026.*

[2] *The Aggregate Balance at Last FYE represents the value as of August 31, 2026 of the deferred settlement of RSUs and any vested DPUs held by each NEO as noted in these footnotes. The value for each deferred settlement of RSU and each vested DPU is based on the closing price of the Company's common stock on August 31, 2026, which was $214.15 per share. The underlying deferred settlement of RSUs and vested DPUs were included in prior disclosures for the NEOs to the extent that the NEOs were included in Summary Compensation Table disclosures for the years in which such awards were first granted to the NEOs.*

CHANGE OF CONTROL SEVERANCE AGREEMENTS

The Company entered into Change of Control Severance Agreements ("CoC Agreements") with each of the NEOs. The CoC Agreements provide that each executive officer will receive certain severance benefits if his or her employment is terminated without "Cause" or if he or she resigns for "Good Reason," as those terms are defined in the CoC Agreements, within two years after a "Change of Control" as defined in the CoC Agreements and summarized below. If the executive officer's employment is terminated during the aforementioned two-year period by the Company without "Cause" or by the executive officer for "Good Reason", the executive officer will be entitled to a lump sum payment (subject to limits provided by (a) reference to Section 280G of the Internal Revenue Code which limits the deductibility of certain payments to executives upon a change in control or (b) alternative reduction order if such method would result in a greater economic

benefit to the executive on an after-tax basis) of twice the executive officer's base salary, calculated based on the greater of the executive officer's then current annual base salary or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination), plus twice the executive officer's earned GRP, calculated based on the greater of the most recent annual earned GRP or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination). Further, any of the executive officer's outstanding equity incentive awards that are not then fully vested (with the exception of PSU awards), will be accelerated and vested in full following such termination of employment within such two-year period and the executive officer will be entitled to continuation of health and welfare benefits under the Company's then existing benefit plans or equivalent benefits for a period of up to two years from the date of termination of employment. No employment rights or benefits other than the change of control severance benefits described in this paragraph are provided by the CoC Agreements.

For purposes of the CoC Agreements and subject to the express provisions and limitations contained therein, a "Change of Control" means a transaction or series of transactions by which a person or persons acting together acquire more than 30% of the Company's outstanding shares; a change in a majority of the incumbent members of the Company's Board as specified in the CoC Agreements, a reorganization, merger or consolidation as specified in the CoC Agreements or a sale of substantially all of the assets or complete liquidation of the Company. As specified more particularly in the CoC Agreements, a "Change of Control" does not include a reorganization, merger or consolidation or a sale or liquidation where a majority of the incumbent members of the Company's Board continue in office and more than 60% of the successor company's shares are owned by the Company's pre-transaction stockholders.

The CoC Agreements have a term of two years, subject to automatic renewal for successive two-year periods unless notice of non-renewal is provided by the Company's Board not less than six months prior to the end of the current term. The term of the CoC Agreements will be automatically extended for a term of two years following any "Change of Control."

The following table sets forth the estimated amounts payable to each of the NEOs, pursuant to their respective CoC Agreements on the assumption that the employment of each NEO was terminated without "Cause" or otherwise for "Good Reason" effective as of the end of fiscal year 2026 following a "Change of Control" as provided for in the CoC Agreements. The table also includes the value, as of the end of the fiscal year, of all unvested RSU and MSU awards as of the end of fiscal year 2026.

Named Executive Officer	Severance Pay[1]	Welfare Benefits[2]	Accelerated Vesting of RSUs and MSUs[3]	Total Change of Control Severance Benefits
Steven A. Brass	$2,246,083	$84,534	$6,705,251	$9,035,868
Sara K. Hyzer	$1,315,682	$52,792	$1,487,272	$2,855,746
Patricia Q. Olsem	$1,350,776	$84,534	$981,235	$2,416,545
Phenix Q. Kiamilev	$1,133,066	$57,462	$872,661	$2,063,189
Jeffrey G. Lindeman	$1,141,126	$54,550	$799,850	$1,995,526

1 *Severance Pay includes two times the base salary reported in footnote 1 of the Summary Compensation Table for fiscal year 2026 plus two times Non-Equity Incentive Plan Compensation received for fiscal year 2025.*

2 *Welfare Benefits includes an estimate of the Company's cost to provide two years of continuation coverage under the Company's welfare benefit plans, which does not include life insurance or long-term disability insurance. The estimate is based on the Company's cost of such coverage for fiscal year 2026.*

3 *Acceleration of vesting of RSU and MSU awards is governed by applicable provisions of the CoC Agreements and the RSU and MSU Award Agreements. The value included for accelerated vesting of RSU and MSU awards is based on $214.15, the closing price of the Company's common stock on August 31, 2026. MSUs awarded are valued for this purpose based upon the Target Number of shares of the Company's common stock to be issued with respect to the MSUs as described above in the CD&A section under the heading, Equity Compensation.*

CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC, the pay ratio of the total annual compensation of our CEO, Mr. Brass, to that of the Company's "median employee" for fiscal year 2026 was approximately 38:1. To determine the CEO pay ratio, the total annual compensation for the median employee for fiscal year 2026 was calculated to be $113,903, which included the same elements of compensation required to be in the Summary Compensation Table, and was calculated in the same manner as the CEO's total annual compensation, which was $4,375,797 for fiscal year 2026.

SEC rules allow the Company to identify its median employee once every three years unless there has been a change in its employee population or employee compensation arrangements that it reasonably believes would result in a significant change in its pay ratio disclosure. The Company used the same median employee for fiscal year 2026 as fiscal year 2024, after considering the changes to employee population and compensation programs during 2026, as well as the 2026 compensation of the median employee.

We identified the Company's median employee from all 665 employees of the Company (excluding the CEO) as of August 31, 2024. Employees included full-time, part-time and temporary employees and fixed term contract employees at such time. To identify the Company's median employee in fiscal year 2024, we calculated total compensation for fiscal year 2024 for each employee other than the CEO by including salary or regular hourly wages paid in the fiscal year, annual cash incentive compensation paid during the fiscal year under the Company's GRP, and the grant date value of RSUs and MSUs granted to employees in the fiscal year. Compensation paid to employees who were hired after the beginning of fiscal year 2024 or who terminated prior to the end of the fiscal year 2024 was not annualized. For employees who received compensation denominated in a foreign currency, such amounts were converted to USD using average annual exchange rates as of August 31, 2024.

As of August 31, 2026, the Company employed 772 employees, which includes "fixed term contractors" employed by the Company's subsidiaries, located in 19 countries. The Company's median employee is located in the U.S.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain equity compensation plan information as of August 31, 2026:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	109,195[2]	N/A	821,638
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	109,195	N/A	821,638

[1] *The 2016 Stock Incentive Plan, which authorizes the grant of 1,000,000 shares of common stock, was approved by our stockholders at our 2016 annual meeting. At the 2023 annual meeting, our stockholders approved to amend and restate the 2016 Stock Incentive Plan to authorize an additional 1,000,000 shares of common stock for a total of 2,000,000 shares of common stock.*

[2] *Represents shares of common stock subject to vested 37,354 RSUs and vested 1,413 DPUs for unissued shares, and 46,829 MSU and 23,599 PSU awards assuming the issuance of shares based on target performance.*

AUDIT-RELATED MATTERS

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLC ("PwC") for fiscal years 2026 and 2025:

	2026	2025
Audit fees[1]	$ 2,224,000	$ 2,040,000
Audit-related fees[2]	25,000	25,000
Tax fees[3]	250,000	250,000
All other fees[4]	2,000	2,000
Total fees	$ 2,501,000	$ 2,317,000

[1] *Professional services rendered for the audit of the Company's consolidated annual financial statements, the review of the interim consolidated financial statements included in quarterly reports, and services normally provided by PwC in connection with statutory and regulatory filings or engagements.*

[2] *Assurance and related services reasonably related to the audit and/or review of the Company's consolidated financial statements that are not reported under "Audit Fees"*

[3] *Tax return preparation, tax compliance, tax advice and/or tax planning services*

[4] *Access provided by PwC to its online research reference and disclosure checklist materials*

The possible effect on the independence of the auditor is considered by the Audit Committee. There is no direct or indirect understanding or agreement that places a limit on current or future years' audit fees or permissible non-audit products and services.

Pre-approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permissible non-audit products and services provided by the auditor. These products and services may include audit services, audit-related services, tax services, software and other products or services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the auditor in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All services described above received pre-approval pursuant to the aforementioned policies and procedures that were established to comply with SEC rules that require pre-approval of audit and non-audit services.

Related Party Transactions Review and Oversight

The Audit Committee has responsibility for review and oversight of related party transactions for potential conflicts of interest and has adopted a written policy, which is reviewed annually, that governs its review and oversight. Related party transactions include any independent business dealings between the Company and related parties who consist of, or are related to, the Company's executive officers, directors, director nominees and holders of more than 5% of the Company's shares. Such transactions include business dealings with parties in which any related party has a material direct or indirect interest. Executive officers, directors and director nominees are required to notify the General Counsel of the Company of any proposed or existing related party transactions in which they have an interest. The General Counsel and the Audit Committee also rely upon the Company's disclosure controls and procedures adopted pursuant to Exchange Act rules for the purpose of ensuring that matters requiring disclosure, including transactions that may involve a related party or may otherwise involve the potential for conflicts of interests, are brought to the attention of management and the Audit Committee on a timely basis. Related party transactions are also reported annually on director and officer (D&O) questionnaires, and at least annually, the Audit Committee conducts an inquiry as to the existence of related party transactions. Certain related party transactions do not require Audit Committee review and approval. Such pre-approved transactions include:

- executive officer and director compensation arrangements approved by the Compensation Committee or the Board and expense reimbursements consistent with the Company's expense reimbursement policy;
- transactions in which the related party's interest is derived solely from serving as a director of another corporation or organization that is a party to the transaction;

- transactions in which the related party's interest is derived solely from direct or indirect ownership of an entity (excluding any interests as a general partner of a partnership) that is a party to the transaction when such interest, combined with the interests of all other related parties is less than 5% of the entity's equity; and
- transactions available to all employees of the Company generally.

If a related party transaction is proposed or if an existing transaction is identified, the Audit Committee has authority to disapprove, approve or ratify the transaction and to impose such restrictions or other limitations on the transaction as the Audit Committee may consider necessary to best assure that the interests of the Company are protected and that the related party involved is not in a position to receive an improper benefit. In making such determination, the Audit Committee considers such factors as it deems appropriate, including without limitation (i) the benefits to the Company of the transaction; (ii) the commercial reasonableness of the terms of the transaction; (iii) the dollar value of the transaction and its materiality to the Company and to the related party; (iv) the nature and extent of the related party's interest in the transaction; (v) if applicable, the impact of the transaction on a non-employee director's independence; and (vi) the actual or apparent conflict of interest of the related party participating in the transaction.

During the fiscal year ended August 31, 2026, there were no transactions required to be reported pursuant to the requirements of Item 404(a) of Regulation S-K under the Exchange Act.

AUDIT COMMITTEE REPORT

In accordance with its charter, the Audit Committee provides assistance to the Company's Board of Directors ("Board") in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing, and reporting practices of the Company, including oversight of internal control over financial reporting, while management bears responsibility for assessing the effectiveness of internal control over financial reporting. Each member of the Audit Committee meets the independence criteria prescribed by applicable regulations and rules of the Securities and Exchange Commission ("SEC") for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards.

Management is responsible for preparing the Company's financial statements in accordance with generally accepted accounting principles in the U.S. ("GAAP") and for establishing and maintaining internal control over financial reporting. The Company's independent registered public accounting firm ("auditor") is responsible for performing an integrated audit of the Company's financial statements and internal control over financial reporting and expressing opinions as to whether the financial statements have been prepared in accordance with GAAP and as to the effectiveness of the Company's internal control over financial reporting.

The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended August 31, 2026. The Audit Committee discussed and reviewed with management the audited financial statements and management's assessment of the effectiveness of its internal control over financial reporting. The Audit Committee discussed and reviewed with the Company's auditor the audited financial statements and the auditor's attestation report regarding effectiveness of the Company's internal control over financial reporting. The Audit Committee also discussed with the auditor those matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and the SEC, including PCAOB Auditing Standard 1301, Communications with Audit Committees, which provides that certain matters related to the conduct of the financial statement audit are to be communicated to the Audit Committee. In fulfilling its oversight responsibilities, the Audit Committee met separately with management and separately with the Company's auditor to discuss results of audit examinations and evaluations of internal controls.

The Audit Committee is responsible for the appointment, retention, compensation, and oversight of the Company's auditor. In this regard, the Audit Committee discussed with the auditor its independence from management and the Company, including matters received in written disclosures and the letter received from the auditor as required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence. In evaluating the auditor's independence, the Audit Committee also considered whether the auditor's provision of any non-audit services impaired or compromised its independence.

The Audit Committee considered several factors in determining whether to appoint PricewaterhouseCoopers LLP ("PwC") as the Company's auditor, including its independence and internal quality controls, the overall depth of talent, and its familiarity with the Company's businesses and internal control over financial reporting. Further, the Audit Committee and its chair oversee and are directly involved in the selection process for any change in the lead audit partner.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its annual report on Form 10-K for its fiscal year ended August 31, 2026. The Audit Committee has appointed PwC to serve as the Company's auditor for the fiscal year ending August 31, 2027.

Audit Committee
Daniel T. Carter, Chair
Cynthia B. Burks
Edward O. Magee, Jr.
David B. Pendarvis
Ken A. Plunk
Anne G. Saunders

STOCKHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR OUR 2027 ANNUAL MEETING

For a stockholder proposal otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in our Proxy Statement for our 2027 annual meeting, it must be received by us at our principal office, 9715 Businesspark Avenue, San Diego, CA 92131 on or before July 2, 2027.

For an eligible stockholder or group of stockholders to nominate a director nominee for election at our 2027 annual meeting pursuant to the proxy access provision of our Bylaws, such eligible stockholder or group of stockholders must comply with the then current advance notice requirements in our Bylaws and deliver the proposal to our Corporate Secretary (i) no earlier than June 2, 2027 and (ii) no later than 5:00 p.m., Pacific Time, on July 2, 2027 in order for such proposal to be considered timely. In addition, our Bylaws require the eligible stockholder or group of stockholders to update and supplement such information as of specified dates.

In addition, if a stockholder desires to bring business (including director nominations) before our 2027 annual meeting that is not the subject of a proposal timely submitted for inclusion in our 2027 Proxy Statement, written notice of such business, as currently prescribed in our Bylaws, must be received by our Corporate Secretary between June 2, 2027 and 5:00 p.m., Pacific Time, on July 2, 2027.

For additional requirements, a stockholder may refer to our current Bylaws, Article II, Section 2.14, “Notice of Stockholder Proposals,” Article II, Section 2.15, “Nomination of Directors,” and Article II, Section 2.17, “Proxy Access,” a copy of which may be obtained from our Corporate Secretary upon request and without charge or may be obtained by accessing our filings on the SEC’s website at *www.sec.gov*. See “Communications with the Board” for contact information. If we do not receive timely notice pursuant to our Bylaws, the proposal will be excluded from consideration at the annual meeting.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees for the 2027 annual meeting other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 12, 2027, which is 60 days prior to the anniversary date of the annual meeting.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. When used in this Proxy Statement, the words “estimated,” “anticipated,” “expect,” “believe,” “project,” “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include discussions of strategy, plans or intentions of management. Forward-looking statements are subject to risks, uncertainties, and assumptions about the Company, and future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act or the Exchange Act, which might incorporate future filings made by us under those statutes, the preceding Compensation and People Committee Report and Audit Committee Report will not be incorporated by reference into any of those prior filings, nor will any such reports be incorporated by reference into any future filings made by the Company under those statutes. In addition, information on our website, other than our Proxy Statement, Notice of 2026 Annual Meeting of Stockholders and form of proxy, is not part of the proxy soliciting material and is not incorporated herein by reference.

By Order of the Board of Directors,



Phenix Q. Kiamilev
Vice President, General Counsel, Chief Compliance Officer
and Corporate Secretary
San Diego, California

October 30, 2026

This Page Intentionally Left Blank

ANNUAL REPORT ON FORM 10-K

This Page Intentionally Left Blank

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 000-06936

WD-40 COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**95-1797918**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9715 Businesspark Avenue, San Diego, California	**92131**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(619) 275-1400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, par value $0.001 per share	WDFC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☑

The aggregate market value (closing price) of the voting stock held by non-affiliates of the registrant as of February 28, 2026 was approximately $3,190,934,822.

As of October 20, 2026, there were 13,392,483 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

The Proxy Statement for the annual meeting of stockholders on December 11, 2026 is incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K.

WD-40 COMPANY

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended August 31, 2026

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are generally identified with words such as “believe,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “aim,” “anticipate,” “target,” “estimate” and similar expressions.

These forward-looking statements include, but are not limited to, discussions about future financial and operating results, including: growth expectations for maintenance products; expected levels of promotional and advertising spending; anticipated input costs for manufacturing and the costs associated with distribution of our products; plans for and success of product innovation, the impact of new product introductions on the growth of sales; anticipated results from product line extension sales; expected tax rates and the impact of tax legislation and regulatory action; changes in the geopolitics and political conditions or relations between the United States and other nations; changes in trade policies and tariffs and the impact therefrom; the impacts from inflationary trends including the changes in input costs linked to commodity prices; the impacts from supply chain constraints and supply chain disruptions, including potential disruptions from transitions to new third-party manufacturers; changes in interest rates; and forecasted foreign currency exchange rates; ability to manage the transition and effectiveness of interim or newly appointed leadership; expected benefits from any divestiture transaction; disruption to the parties’ business as a result of the announcement or completion of any divestiture transaction; the Company's ability to successfully complete any planned divestiture; expected timing for the closing of any divestitures; expected proceeds from any divestiture; the intended use of proceeds by the Company from any divestiture transaction; impact of any divestiture transaction on the Company's stock price or EPS. We undertake no obligation to revise or update any forward-looking statements.

Actual events or results may differ materially from those projected in forward-looking statements due to various factors, including, but not limited to, those identified in Item 1A of this report. As used in this report, the terms “we,” “our,” “us” and the “Company” refer to WD-40 Company and its subsidiaries, unless the context suggests otherwise. Amounts and percentages in tables and discussions may not total due to rounding.

Item 1. Business

Overview

WD-40 Company is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company was founded in 1953 and is headquartered in San Diego, California.

For more than four decades, we sold only one product, WD-40® Multi-Use Product, a multi-purpose maintenance product which acts as a lubricant, rust preventative, penetrant and moisture displacer. Over the last several decades, we have evolved and expanded our product offerings through both research and development activities and through the acquisition of several of our smaller brands worldwide. As a result, we have built a family of brands and product lines that deliver high quality performance at a good value to our end users.

We currently market and sell our products in more than 176 countries and territories worldwide primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply stores, sport retailers, and independent bike dealers.

Our sales come from two product groups – maintenance products and homecare and cleaning products. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America and Australia. Our future is guided by a long-term four-by-four strategic framework tied to our purpose and our values. There are two main elements of our strategic framework.

The first element of our four-by-four strategic framework, which we refer to as our Must-Win Battles, focuses on increasing sales of our maintenance products. Our four Must-Win Battles include:

1. growing WD-40 Multi-Use Product sales through geographic expansion;

2. growing sales and gross margin through the premiumization of WD-40 Multi-Use Product;
3. growing the WD-40 Specialist product line through category leadership; and
4. accelerating our capabilities in building our brand digitally and maximizing our global digital commerce presence.

The second element of our four-by-four strategic framework, which we refer to as our Strategic Enablers, focuses on operational excellence. Our four Strategic Enablers include:

1. ensuring a people-first mindset where we can attract, develop, retain and engage outstanding employees;
2. building an enduring business for the future;
3. achieving operational excellence in supply chain; and
4. driving productivity through enhanced systems.

These elements are the foundation of our four-by-four strategic framework and are where we will continue to focus our time, talent, and resources.

We remain focused on the innovation and renovation of our products, which we believe are critical to the long-term growth, competitiveness, and sustainability of our brands and product portfolio. Our strategy includes the ongoing development of new products, product line extensions, packaging enhancements, delivery systems, and promotional innovations designed to expand our portfolio, support sustainability objectives and drive growth. In addition, we continue to pursue growth opportunities within existing markets through the expansion and enhancement of our current brands and product lines. Our research and development team plays a role in both new product development and the continuous improvement of existing products. The effectiveness of these efforts has been demonstrated through the introduction of numerous innovations across our portfolio. Key product innovations include, but are not limited to, WD-40 EZ-Reach Flexible Straw®, WD-40 Smart Straw®, WD-40 Trigger Pro®, WD-40 Specialist®, WD-40 Specialist® Bio Lube,WD-40 Specialist® Degreaser, WD-40® Precision Pen, WD-40 BIKE®, 3-IN-ONE RVcare® and 3-IN-ONE® Professional Garage Door Lube.

Our homecare and cleaning products in the Americas and Asia-Pacific segments are considered harvest brands, which continue to provide positive returns but are becoming a smaller part of the business as sales of the maintenance products grow with the execution of our four Must-Win Battles within our strategic framework. We have continued to sell products within these brands but with a reduced level of marketing investment over time.

Human Capital Resources

Our purpose can only be achieved with the efforts of our 753 employees who live our values and create positive lasting memories for our stakeholders, including end users solving problems in factories, workshops, and homes around the world. Our workforce is distributed globally in 19 countries, with approximately 39% in EIMEA, 32% in the Americas, 15% in Asia-Pacific, and 14% corporate employees. Women make up approximately 46% of our global workforce. The average tenure of our global workforce is eight years and our average employee retention rate is greater than 90%.

Our purpose-driven and values-guided culture generates an important competitive advantage through our ability to attract, develop, retain, and engage outstanding people. Consistently living our company values grants each of us the freedom to make autonomous decisions in the best interest of all stakeholders. We are committed to celebrating diversity of thought and lived experiences, providing equitable access to opportunities, and creating a culture where everyone experiences a sense of inclusion and belonging.

We are a meritocracy with a competitive performance-based total rewards strategy, where compensation and career advancement are determined by demonstrated competencies and contributions. Our calendar year 2026 global pay equity study reaffirmed there were not statistically significant or systemic gender-based pay disparities, ensuring all compensation decisions were rooted in job-related criteria with no evidence of biased decision-making. The Compensation and People Committee of our Board of Directors provides oversight of our relevant people-management practices.

Our workforce is comprised of the following functions: marketing, sales, customer service, human resources, finance and accounting, investor relations, legal, information technology, supply chain and logistics, innovation, research and development, environmental programs, quality, and other technical fields. The success of our teams is accelerated through global collaboration and our bold ambition to become a world-class learning organization.

Products

Maintenance Products

We offer multi-purpose maintenance products and specialty maintenance products. These maintenance products are sold worldwide and they provide end users with a variety of product application and delivery system options.

Our signature product is WD-40 Multi-Use Product in the blue and yellow can with the little red top. It accounts for a significant majority of our sales in the maintenance product category. We have various products and product lines which we currently sell under the WD-40 Brand:

WD-40® Multi-Use Product – The WD-40 Multi-Use Product is a market leader in many countries among multi-purpose maintenance products and is sold as an aerosol spray with various unique delivery systems, a non-aerosol trigger spray, a precision pen, and in liquid-bulk form through mass retail stores, hardware stores, automotive parts outlets, online retailers, value retailers, warehouse club stores and industrial distributors and suppliers. The WD-40 Multi-Use Product is sold worldwide in North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. WD-40 Multi-Use Product serves a broad range of professional, industrial and consumer uses including household, marine, automotive, construction, repair, sporting goods and gardening applications.

WD-40 Specialist® product line – WD-40 Specialist consists of a line of professional-grade specialty maintenance products that includes penetrants, degreasers, corrosion inhibitors, greases, lubricants, and rust removers that are aimed at professionals and consumer enthusiasts. These products are also sold with various unique delivery systems. The WD-40 Specialist product line is sold primarily in the U.S. and many countries in Europe, as well as parts of Canada, Latin America, Australia and Asia. Within the WD-40 Specialist product line, we also sell bike-specific products across all our segments, motorbike-specific products in Europe and Asia, lawn and garden specific products in Australia, and automotive specific products in Asia.

We also have the following additional brands which are included within our maintenance products group:

3-IN-ONE® – The 3-IN-ONE brand consists of multi-purpose drip oil, specialty drip oils, and specialty aerosol maintenance products. The multi-purpose drip and specialty oil lubricant feature the Marksman® Spout to deliver precise application to small mechanisms and assemblies, tool maintenance and threads on screws and bolts. 3-IN-ONE Oil is the market share leader among drip oils in many countries. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming and construction. In addition to the drip oil line of products, the 3-IN-ONE brand also includes professional-grade aerosol specialty maintenance products, such as 3-IN-ONE RVcare products, 3-IN-ONE Garage Door Lubricant and 3-IN-ONE Lock Dry Lube. The long legacy, brand awareness and high quality of the 3-IN-ONE brand and its established distribution network have enabled these products to gain international acceptance. 3-IN-ONE products are sold primarily in the U.S., Europe, Canada, Latin America and Australia.

GT85® – The GT85 brand is a multi-purpose bike maintenance product line that consists of professional spray maintenance products and lubricants which are sold primarily in the bike market through the automotive and industrial channels in the U.K.

Homecare and Cleaning Products

We sell our homecare and cleaning products in specific geographies in the Americas and Australia and they include a portfolio of well-known brands:

2000 Flushes® – The 2000 Flushes brand is a line of long-lasting automatic toilet bowl cleaners. It includes a variety of formulas, including the Bleach and Blue plus Bleach that has a unique EPA-approved "kills bacteria" claim. 2000 Flushes is sold primarily in the U.S. and Canada through grocery and mass retail channels as well as through online retailers.

Spot Shot® – The Spot Shot brand is sold as an aerosol and a liquid trigger carpet stain and odor eliminator. The brand includes Spot Shot Instant Carpet Stain & Odor Eliminator and the environmentally friendly product Spot Shot Pet Instant Carpet Stain & Odor Eliminator, which has a non-toxic and biodegradable formula. Spot Shot products are sold primarily through grocery, online retailers, warehouse club stores and hardware and home center stores in the U.S. and Canada.

Carpet Fresh® – The Carpet Fresh brand is a line of room and rug deodorizers sold as powder and aerosol quick-dry foam products. This product is sold primarily through grocery, mass, and value retail channels as well as through online retailers in the U.S. under a third party licensing agreement.

Lava® – The Lava brand consists of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels as well as through online retailers primarily in the U.S.

X-14® – The X-14 brand is a line of quality automatic toilet bowl cleaners. X-14 brand products are sold in the U.S., and are sold by a third party under a licensing agreement.

no vac® – The no vac brand includes a range of aerosol quick-dry foaming carpet and fabric sanitizers and deodorizers products, and spot stain cleaners. Products are sold through grocery, value, online retailers, hardware and mass retail channels in Australia and New Zealand.

Solvol® – The Solvol brand consists of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels as well as through online retailers in Australia.

We sold certain assets of the homecare and cleaning product brands in the EIMEA segment in the fourth quarter of fiscal year 2025. See Note 3 — Assets Held for Sale of the consolidated financial statements, included in Item 15 of this report for additional information on this sale. These brands are included in the results of operations in the consolidated statements of operations for fiscal year 2025.

Sales and Marketing

Our sales do not reflect any significant degree of seasonality. However, it is common for our sales to fluctuate from period to period or year to year due to various factors including, but not limited to, new or lost distribution, the timing of customer orders particularly in distributor markets and with wholesalers, the number of product offerings carried by a customer and the level of promotional activities and programs being run at customer locations. New or lost distribution occurs when we gain or lose customers, when we gain or lose store count for a customer, or when our products are added to new locations within a store or removed from existing locations. From time to time, as part of new product offering launches, we may gain access to entirely new distribution channels. The number of product offerings refers to the number of brands and/or the number of products within each of those brands that our customers offer for sale to end users. The level of promotional activities and programs relates to the number of events or volumes of purchases by customers in support of off-shelf or promotional display activities. Changes in any one of these three factors or a combination of them can cause our sales levels to increase or decrease from period to period. Promotional activities can also be impacted by customers adjusting to price increases and other market disruptions. It is also common and/or possible that we could lose distribution or product offerings and experience a decrease in promotional activities and programs in one period and subsequently regain this business in a future period. We are accustomed to such fluctuations and manage this as part of our normal business activities.

Manufacturing

We outsource our finished goods manufacturing directly or through our marketing distributors to various third-party manufacturers. We or our marketing distributors use contract manufacturers in the U.S., Mexico, Brazil, Colombia, the U.K., Italy, Poland, Australia, China, the Middle East, South Korea and India. The Company has minimum purchase obligations that primarily consist of contractual volume commitments with certain third-party packagers. See Note 14 — commitments and contingencies of the consolidated financial statements, included in Item 15 of this report for additional information on minimum purchase obligations. We also formulate and manufacture concentrate used in our WD-40 products at certain of our own facilities and at third-party contract manufacturers.

In addition to the commitments to purchase products from contract manufacturers described above, we may also enter into commitments with other manufacturers from time to time to purchase finished goods and components to support innovation or supply chain initiatives.

Sources and Availability of Components and Raw Materials

We rely on a limited number of third-party contract manufacturers and component suppliers, including single or sole-sourced suppliers, for certain of our raw materials, packaging, product components and other necessary supplies. Where

possible and where it makes business sense, we work with secondary or multiple suppliers to qualify additional supply sources. Historically, we have been able to obtain adequate capacity and raw materials. The primary components and raw materials for most of our products include specialty chemicals and aerosol cans, which are manufactured from commodities that are subject to market price fluctuations. The availability of these components and raw materials is affected by a variety of supply and demand factors, including global market conditions, geopolitical instability or conflicts, tariffs imposed by the U.S. or foreign governments, plant capacity utilization, and natural disasters. We have historically experienced input cost inflation that impacted the cost of certain raw materials and freight services. As a result, we took actions to increase prices with our customers to help mitigate some of these inflationary pressures. We also implemented cost savings initiatives to mitigate those pressures. Our business results depend on the effective management and remedy of any supply disruptions. While we expect these components and raw materials to continue to be readily available in the future, we have developed sourcing alternatives and risk mitigation plans.

Research and Development

We recognize the importance of innovation and renovation to our long-term success and are focused on and committed to research and new product development activities, primarily in our maintenance product group. Our product development team engages in consumer research, product development, current product improvement, and testing activities. The product development team also leverages its development capabilities by partnering with a network of outside resources including our current and prospective outsource suppliers. In addition, the research and development team engages in activities and product development efforts which are necessary to ensure that we meet regulatory requirements for the formulation of our products. The research and development team also helps advance our environmental goals and business objectives by innovating and implementing practices and products designed to reduce environmental impact. Our research and development team currently conducts its activities at a laboratory facility that we lease in New Jersey.

Competition

The markets for our products are highly competitive and influenced by large retailers with significant negotiating power. Current trends among these large retailers include increased demand for new innovative products and marketing, requiring suppliers to maintain or reduce product prices and to deliver products within shorter lead times. Our products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. We are aware of many competing products, some of which sell for lower prices or are produced and marketed by companies with greater financial resources than those of our Company. We rely on the awareness of our brands among end users, the value offered by those brands as perceived by consumers, product innovation and renovation and our multiple channel distributions as our primary strategies. New products and our entry into new markets typically encounter intense competition, which may require significant investments in advertising and promotional activities. When a new product achieves end-user acceptance, ongoing advertising and promotional support may be required to maintain its relative market position.

Trademarks and Patents

We own a number of patents, but primarily rely upon our established trademarks, brand names and marketing efforts, including advertising and sales promotions, to compete effectively. The WD-40 Brand, 3-IN-ONE, Lava, Solvol, X-14, 2000 Flushes, Carpet Fresh and no vac, Spot Shot, and GT85 trademarks are registered or have pending registrations in various countries throughout the world.

WD-40 Company, the WD-40® logo, WD-40® Multi-Use Product, WD-40 Specialist®, WD-40 BIKE®, 3-IN-ONE®, GT85®, 2000 Flushes®, no vac®, Spot Shot®, Lava®, Solvol®, X-14®, and Carpet Fresh® and other trademarks or service marks are the property of WD-40 Company or its subsidiaries. Other service marks, trademarks, and tradenames referred to in this Annual Report on Form 10-K are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this Annual Report on Form 10-K are generally referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Financial Information about Foreign and Domestic Operations

For detailed information about our foreign and domestic operations, including net sales by reportable segment and long-lived assets by geography, refer to Note 18 — Business Segments and Foreign Operations of the consolidated financial statements, included in Item 15 of this report.

Access to SEC Filings

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available through the Investors section of our website at www.wd40company.com. These reports can be accessed from our website as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). Information contained on our website is not included as a part of, or incorporated by reference into, this report. The SEC also maintains an internet site (www.sec.gov) that contains our reports.

Item 1A. Risk Factors

The following risks and uncertainties, as well as other factors described elsewhere in this report or in our other SEC filings, could materially harm our business, financial condition and results of operations. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not currently known to us, or that we currently deem immaterial, may also harm our business, financial condition and results of operations.

Global economic conditions may negatively impact our financial condition and results of operations.

Adverse developments in the global economy or key regional economies, a reduction in industrial outputs, or decreases in consumer spending or confidence could significantly decrease purchases of our products by our customers and end users. Consumer purchases of our maintenance products and homecare and cleaning products may decline during periods where disposable income is reduced or there is economic uncertainty, which would negatively impact our financial condition and results of operations. During unfavorable or uncertain economic times, end users may also increase purchases of lower-priced or non-branded products and our competitors may increase their level of advertising and promotional activities to spur sales, both of which may negatively impact our financial condition and results of operations.

In addition, our sales and operating results may be affected by uncertain or changing economic and market conditions, including war, recession, inflation, deflation, tariffs and other geopolitical trade disruptions, prolonged weak consumer demand, political instability, public health crises and natural disasters or other changes that may affect the principal markets, trade channels, and industrial segments in which we conduct our business. In the past, global supply chain issues and other macroeconomic factors resulted in an inflationary environment that led to increased raw material and other input costs. Future occurrences of inflationary environments or constraints in our supply chain and distribution networks, either globally or in key regions, may unfavorably impact our gross margin and operating results. The severity and duration of any recession or inflationary environment are uncertain and it is not possible to predict the extent to which such conditions will impact our financial results and operations in the future. It is also uncertain how such changes in recessionary or inflationary conditions could impact demand from our customers and end users. A decrease in demand from our customers and end users would harm our financial results.

If economic or market conditions in certain of our key markets deteriorate, we may experience material adverse effects on our business, financial condition and results of operations. Adverse economic and market conditions could also harm our business by negatively affecting the parties with whom we do business, including our customers, retailers, distributors and wholesalers, and third-party contract manufacturers and suppliers. Such conditions could impair the ability of our customers to pay for products they have purchased from us. As a result, allowances for credit losses and write-offs of accounts receivable from our customers may increase. In addition, our third-party contract manufacturers and their suppliers may experience financial difficulties or business disruptions that could negatively affect their operations and their ability to supply us with finished goods and the raw materials, packaging, and components required for our products.

Global operations outside the U.S. expose us to additional risks and uncertainties that could affect our financial results.

Our sales outside the U.S. were approximately 66% of consolidated net sales in fiscal year 2026. As a result, our ability to execute our strategic framework will continue to face substantial risks associated with having increased global operations outside the U.S., including, but not limited to:

- economic or political instability in any of our global markets;
- the imposition of tariffs or trade restrictions and costs, burdens and restrictions associated with other governmental actions.

- challenges associated with conducting business in foreign jurisdictions, including those related to our understanding of and compliance with business laws and regulations in such foreign jurisdictions;

- increasing tax complexity or changes in tax law associated with operating in multiple tax jurisdictions;

- a dispersed employee base and requirements for compliance with varied employment regulations and labor laws, including health and safety regulations and wage and hour laws, in countries outside the U.S.; and

- varying and complex privacy laws in foreign jurisdictions.

These risks could have a significant impact on our ability to sell our products on a competitive basis in global markets outside the United States. There is uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies, tariffs, tax policies and government regulations. The U.S. government has imposed significant tariffs in recent years that impact a wide variety of goods across multiple countries, including the costs of our products sold, and additional tariffs could be imposed in the future. The extent and duration of these tariffs, any retaliatory measures adopted by other countries, and their impact on economic conditions, supply chain stability, inflation, and consumer demand could adversely affect our business, financial condition, and results of operations.

Geopolitical instability, including the ongoing Russia-Ukrainian war as well as recent conflicts in the Middle East have disrupted global markets and contributed to increased market volatility. The conflict in the Middle East has caused supply chain disruptions within the EIMEA segment for our Middle East distribution network, impacting the sourcing of raw materials by certain of our third-party manufacturers as well as shipping routes to certain customers that supply to India and the Middle East. These supply chain constraints may impact our ability to service these areas, and demand for our products may be significantly impacted. These disruptions in our supply chain could damage our current and prospective customer relationships. Commodity markets remain subject to heightened levels of volatility, especially as they relate to the price of certain specialty chemicals. The duration and severity of such volatility in the price of certain specialty chemicals are highly unpredictable and may unfavorably impact our cost of products sold for as long as these conditions exist. These developments, as well as the risks outlined above, could have a material adverse effect on our business, financial condition and results of operations. Approximately 55% of our revenues in fiscal year 2026 were generated in currencies other than the U.S. Dollar, which is our reporting currency. In addition, all our foreign operating subsidiaries have functional currencies other than the U.S. Dollar, and our largest subsidiary is in the U.K. and generates significant sales in the Euro and Pounds Sterling. As a result, we are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, cash and cash equivalents, other assets and liabilities denominated in currencies other than the U.S. Dollar. Our financial results are negatively impacted when the foreign currencies in which our subsidiary offices operate weaken relative to the U.S. Dollar. Conversely, a sustained weakening of the U.S. Dollar can have broad economic impacts that can include, but are not limited to, increased inflationary conditions in the U.S market that impacts the purchasing power of end users and could lower consumer demand. Although we use financial instruments to hedge certain foreign currency risks, primarily those associated with our U.K. subsidiary and net assets denominated in non-functional currencies, we are not fully protected against foreign currency fluctuations and, therefore, our reported earnings are affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Additionally, our global operations outside the U.S. are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, credit risk of local customers and distributors and potentially adverse tax consequences. As we further develop and grow our business operations outside the U.S., we are exposed to additional complexities and risks, particularly in China, Mexico, Brazil as well as other emerging markets. Our business activities in such countries create the risk of unauthorized conduct by one or more of our employees, contractors, or agents that could be in violation of U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the Brazil Clean Company Act or other applicable anti-corruption laws and regulations. Any failure to comply with these laws, even if inadvertent, could result in significant penalties or otherwise harm our reputation and business. Although we have adopted policies and contract terms to mandate compliance with these laws and perform due diligence when necessary, there can be no assurance that all our employees, contractors and agents will comply with our requirements. Violations of these laws could be costly and disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations.

Our business and financial results could suffer if we are unable to attract, retain and motivate talented employees, including senior management, and maintain our corporate culture's relevance to our strategic plan.

Our success depends on our continuing ability to attract, engage, and develop highly qualified people who are committed to our culture and the Company. This ability creates an environment where people wish to build their careers, and the resulting retention of talent and institutional knowledge are key competitive advantages. We may be unable to attract, hire, develop and deploy talented employees in new and current markets and at the scale required by the growth of our business. In addition, our future success may increasingly depend on highly skilled employees with proficiency in working with artificial intelligence ("AI"), machine learning and other emerging technologies. Competition for these employees is intense and entities with more substantial resources may pursue this talent more aggressively. Our future performance depends in significant part on maintaining high levels of employee engagement and nurturing our values and culture. We believe that our company culture is a critical driver of our success and we invest substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture to maintain its relevance to our strategy could negatively affect our future success, including our ability to recruit, engage and retain employees. Our success also depends on the continued service of our executive officers, key employees and other talented people. Further, our ability to successfully execute organizational changes, including succession planning and the transition of our executive officers and key employees, is critical to the continued success of our business. The unexpected loss of the services of key employees or executive officers could have a material adverse effect on our business and prospects. In addition, certain economic conditions have led to competitive pressures in labor markets in which experienced personnel are in high demand. Since the competition for such talent is intense there can be no assurance that we can retain our key employees or attract, assimilate and retain employees who are fully engaged in the future. If we are unable to implement and successfully manage the initiatives associated with our strategic framework in accordance with our business plans, our business and financial results could be adversely affected. Moreover, there is no certainty that the implementation of the initiatives associated with our strategic framework will advance our business or financial results as intended.

If the success and reputation of one or more of our leading brands erodes, our business, financial condition and results of operations could be negatively impacted.

Our financial success is directly dependent on the success and reputation of our brands, particularly our WD-40 Brand. The success and reputation of our brands can suffer if marketing plans or product development and improvement initiatives, including the release of new products or innovative premium delivery systems such as EZ-Reach or Smart Straw, do not have the desired impact on the brands' image or do not attract customers as intended. Our brands can also be adversely impacted due to the activities and pressures placed on them by our competitors. Further, our business, financial condition and results of operations could be negatively impacted if one of our leading brands suffers damage to its reputation due to real or perceived quality or safety issues. Quality issues, which can lead to large scale recalls of our products, can be due to product contamination, regulatory non-compliance, packaging errors, incorrect ingredients or components in our product or low-quality ingredients in our products due to suppliers delivering items that do not meet our specifications. Product quality issues, which could include lower product efficacy due to formulation changes attributable to regulatory requirements, could also result in decreased customer satisfaction in our brands resulting in lower sales and a decline in product quality could result in product liability claims. In addition, our brand value depends on our ability to maintain a positive consumer perception of our corporate integrity and brand culture. Negative claims or publicity involving us or our brand influencers, our products, or any of our key employees could damage our reputation and brand image, regardless of whether such claims have merit. This risk is compounded by the increasing use of social and digital media and networking sites by consumers, and the speed by which information and opinions are disseminated. If we are unable to anticipate or respond to various challenges in the marketplace, including trends in the market and changing consumer demands and sentiment, our financial results may be negatively impacted. Although we dedicate significant resources to brand protection in an effort to prevent or minimize brand erosion and maintain and enhance our reputation and the reputation of our brands, there can be no assurance that such efforts will be successful.

We face competition in our markets which could lead to reduced sales and profitability.

We encounter competition from similar and alternative products, many of which could be produced and marketed by major national or multinational companies. In addition, we frequently discover products in certain markets that are infringing or counterfeit reproductions of our products. The availability of counterfeits and other infringing products, particularly in China as well as emerging markets in Asia and Central Europe, could adversely impact our sales and potentially damage the value and reputation of our brands.

Our products generally compete on the basis of brand recognition, product performance, quality, price, or other benefits to consumers and meeting end-users' needs. Advertising, promotions, merchandising and packaging also have a significant impact on consumer purchasing decisions. A newly introduced consumer product, whether improved or recently developed, usually encounters intense competition requiring substantial expenditures for advertising, sales and consumer

promotion. Product adoption or consumer acceptance often requires sustained advertising, promotional support and product improvements in order to maintain or gain its relative market position. In addition, although our maintenance products often hold strong positions in certain markets, larger diversified companies may enter this market and leverage substantial resources and brand recognition to offer new competing products, which could have an adverse effect on our business, financial condition and results of operations.

Competitive activity may require us to increase our investment in marketing or reduce our sales prices, either of which would lead to reduced profit margins, or a potential loss of market share or loss of distribution, which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us or the infringement of our products and brands will not have a material adverse effect on our business, financial condition and results of operations.

Sales unit volume growth may be difficult to achieve.

Our ability to achieve sales volume growth will depend on our ability to (i) execute the initiatives associated with our strategic framework, (ii) drive growth in new geographic markets by making targeted end users aware of our products and expanding distribution and market channels, including digital commerce, (iii) drive growth within our existing markets through innovation, renovation and enhanced merchandising and marketing of our established brands, and (iv) capture market share from our competitors. It is more difficult for us to achieve sales volume growth in developed markets where our products are widely used and widely distributed as compared to developing or emerging markets where our products are newly introduced or are not as well known by consumers or as widely distributed. To protect our existing market share or capture additional market share from our competitors, we may need to increase our expenditure related to promotions and advertising or introduce and establish new products, new delivery systems or new product lines. In addition, we periodically implement sales price increases in response to increased costs associated with components, raw materials, manufacturing and distribution. For example, we implemented sales price increases during fiscal year 2026 in response to increases in our input costs as a result of macroeconomic impacts during the year, including those due to conflicts in the Middle East region. Sales price increases to offset rising costs or the impact of tariffs may slow sales volume growth or cause declines in volume as customers and end users adjust to sales price increases or purchase alternative products at lower prices. We may lose a portion of our end-user base as a result of steep price actions. In addition, the continued popularity and growth of the online retail sales channel presents both us and our customers that sell our products online with competitive pricing pressure and the challenge of balancing online and physical store retailing methods. Alternative retail channels could become more prevalent than the traditional retailers upon whom we rely for the majority of our business and operating profit. As a result of changes in end-user preference, sales are increasingly shifting to these online retail sales channels, and this shift may present a challenge in our markets where we have a less developed e-commerce business. Although we are engaged in e-commerce with respect to our products, if we are not successful in expanding sales in such alternative retail channels or we experience challenges with operating in such channels, our financial condition and results of operations may be negatively impacted. In addition, a change in the strategies of our existing customers, including shelf simplification, the discontinuation of certain product offerings or the shift in shelf space to competitors' products could reduce our sales and potentially offset sales volume increases achieved as a result of other sales growth initiatives. If we are unable to increase market share in our existing product lines by developing product improvements, investing adequately in our existing brands, actively promote product placement and shelf space, building usage among existing and new end users, developing, acquiring or successfully launching new products or product line extensions, or successfully penetrating emerging and developing markets and sales channels globally, we may not achieve our sales volume growth objectives.

Cost volatility in finished goods, components, raw materials, transportation and other supplies or services could harm our financial condition and results of operations.

Volatility in the cost of finished goods, which are driven by changes in the cost of raw materials, components, third-party manufacturing services, freight, logistics, and other input costs, may negatively impact our financial condition and results of operations. Specialty chemicals and aerosol cans, which constitute a significant portion of the costs for many of our maintenance products, have experienced significant price volatility in the past, and may do so in the future. In particular, volatility in the price of oil indirectly impacts the cost of specialty chemicals, many of which are indexed to oil related refined products. The average price of oil increased during the second half of fiscal year 2026 in response to the geopolitical conflicts in the Middle East which increased our cost of goods sold. Fluctuations in gasoline and diesel fuel prices, driven in part by crude oil price volatility, increased regulations imposed on the freight industry, and higher demand for transportation services have resulted in increased freight costs. For example, the growth of e-commerce and the loss of

low-cost trucking companies that provide ground transport for our aerosol products have increased the cost of transporting our products. Our business operations could be adversely affected by labor disputes, strikes, or lockouts particularly those involving the employees of our suppliers and contractors. Any such disruptions could lead to delays in production, increased costs, and potential loss of revenue. In the past, other macroeconomic factors resulted in an inflationary environment that compounded these impacts and led to further increases in raw material costs, manufacturing and distribution costs, and other input costs. When there are significant increases in the costs of components, raw materials, third-party manufacturing fees and other expenses, and we are not able to increase the prices of our products or achieve other cost savings to an extent that they will offset such cost increases, our gross margin and operating results will be negatively impacted.

In addition, if we increase our sales prices in response to increases in the cost of such raw materials, and those raw material costs later decline significantly, we may not be able to sustain our sales prices at these higher levels. As component and raw material costs are the principal contributors to the cost of products sold for all of our products, any significant fluctuation in the costs of components and raw materials could have a material impact on the gross margins realized on our products. Sustained increases in the cost of raw materials, components, fees from our third-party contract packagers, transportation and other necessary supplies or services, or significant volatility in such costs, could have a material adverse effect on our financial condition and results of operations.

Reliance on a limited base of third-party contract manufacturers, logistics providers and suppliers of raw materials and components may result in disruption to our business and this could adversely affect our financial condition and results of operations.

We rely on a limited number of third-party contract manufacturers, logistics providers and suppliers, including single or sole source suppliers for certain raw materials, packaging, product components and other supplies. We do not have direct control over the management or business of these third parties, except indirectly through terms negotiated in service or supply contracts. As a result, we face substantial risks associated with our reliance on third-party manufacturers, suppliers, and/or logistics providers, including but not limited to the following areas:

- changes to the terms of doing business with these providers or the production capacity they allocate to our products;
- disagreements or the inability to maintain good relationships with these providers, including the failure of these providers to be aligned with our company values;
- inability to maintain the confidentiality of our proprietary information or trade secrets;
- inability to successfully implement new manufacturing processes associated with new facilities or new product lines;
- concentration of inventory increasing exposure to risks associated with fire, natural disasters, theft and logistics disruptions to customer order fulfillment;
- financial difficulties experienced by these providers;
- consolidation of third-party packagers, which could reduce competition in the industry and increase our costs for their services or result in the surviving company declining to manufacture or store our products;
- change in ownership of our third-party contract manufacturers which could cause delays or other significant disruptions to our production capacity;
- significant disruptions in the production or transportation of our products due to events having regional or global impacts on economic activity, such as public health emergencies, natural disasters or extreme weather conditions;
- significant disruptions in the production or transportation of our products due to competition for materials, components, labor or services from third-party vendors; or
- inability to prevent, detect, and remediate cybersecurity attacks that could cause business disruptions.

In addition, if we are unable to contract with third-party manufacturers or suppliers for the quantity and quality levels needed for our business, we could experience disruptions in production and product delivery, and our financial results could be adversely affected. In particular, global health crises, extreme weather events, military conflicts and other macroeconomic factors have resulted in significant supply chain constraints and transportation disruptions at times. Some of the challenges that we have experienced historically include general aerosol-related production capacity constraints and competition for such capacity by other companies which utilize the same third-party manufacturers for their aerosol production. These challenges have periodically resulted in us not being able to meet the demand for our products by customers and end users in certain markets where demand for aerosols has, for certain products, outpaced the available production capacity in those markets. We monitor partnerships with our third-party manufacturers and onboard new third-party manufacturers, as necessary, in order to allow for capacity and flexibility of our supply chain. Onboarding new third-party manufacturers involves inherent risks that can include delays in setting up production, testing and potential rework to ensure production quality, and higher costs. In addition, actions we have taken in the past to increase inventory levels of certain raw materials and finished goods to mitigate challenges within supply chain and increased lead times required by suppliers, have led to higher transportation, storage and distribution costs. It is not possible to estimate the degree of the impact or the costs associated with potential future disruptions within our supply chain and distribution networks as such supply chain issues are being resolved.

Dependence on key customers could adversely affect our business, financial condition and results of operations.

We sell our products through a network of domestic and international mass retail, trade supply and consumer retailers as well as through industrial distributors and suppliers. The retail industry has historically been the subject of consolidation and, as a result, the development of large chain stores has taken place in developed markets. Today, the retail channel is comprised of several of these large chain stores that capture the bulk of the market share. Since many of our customers have been part of consolidations in the retail industry, these limited customers account for a large percentage of our net sales. Although we expect that a significant portion of our revenues will continue to be derived from this limited number of customers, our largest individual customer contributed less than 10% of our consolidated net sales in fiscal year 2026. However, changes in the strategies of our largest customers may have an adverse impact on our sales. Such changes in customer strategy may include, but are not limited to: demands for more liberal return rights, a reduction in willingness to transport and store goods of certain hazardous material ratings, a reduction in the number of brands they carry, or a shift in shelf space in favor of “private label” or competitors’ products. The loss of, or reduction in, orders from any of our most significant customers could have a material adverse effect on our business and brands, financial condition and results of operations. Large customers may also seek price reductions, price protection, added support, product deliveries within shorter lead times, non-compliance fees or promotional concessions. If we agree to such customer demands and/or requests, it could negatively impact our ability to maintain existing profit margins.

In addition, our business is primarily based upon individual sales orders, and we typically do not enter into long-term contracts with our customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from us at any time and for any reason. We are also subject to changes in customer purchasing patterns or the level of promotional activities. Large promotional activities may not be repeatable and therefore may impact the timing of future ordering patterns. These types of changes may result from changes in the manner in which customers purchase and manage inventory levels, or display and promote products within their stores. Other potential factors such as customer disputes regarding pricing, shipments, fees, merchandise condition or related matters may also impact operating results. If we cease doing business with a significant customer or if sales of our products to a significant customer materially decrease, our business, financial condition and results of operations may be harmed.

Malfunctions or implementation issues related to the critical information systems that we use for the daily operations of our business, cyberattacks and data breaches could adversely affect our ability to conduct business.

We rely on information technology systems to conduct our business. We are migrating our IT operations to common software as a service (“SaaS”) and cloud-based solutions, which includes a phased transition of our enterprise resource planning (“ERP”) framework. The initial and most significant phase of this cloud-based implementation in the U.S. was completed in fiscal year 2024 and other countries have since been completed as part of this multi-year plan, including Canada and Japan. This will shift the risk to these larger SaaS and cloud-based organizations who have greater levels of resources to combat cyber attacks.

The modernizing of our internal infrastructure could create vulnerability in the technical and cybersecurity capabilities of our third-party operational vendors. We depend on these external partners to manufacture, package, warehouse, and ship our products to customers. System failures, malfunctions, or data breaches within these third-party systems, or our legacy

systems still maintained by third parties, could disrupt our supply chain, delay product shipments, and impede our ability to timely process transactions and produce key financial reports.

These third-party and internal risks are further heightened by the rapidly evolving threat landscape in which cybercriminals have growing access to sophisticated tools that make the systems and partnerships we rely on increasingly difficult to defend. Cybercriminals are increasingly utilizing newer AI models to thwart security systems. These technologies could enable threats to creatively exploit vulnerabilities, executing highly sophisticated attacks that would have historically required significantly more time and technical skill. The prevention, detection, and mitigation of cyber-attacks, including ransomware and the unauthorized release of sensitive data, have become increasingly difficult. We employ business continuity plans and corporate policies governing the timely investigation and disclosure of cybersecurity incidents that safeguards against unauthorized access to confidential information. There is no guarantee these measures will prevent breaches or provide alternative operational processes in a timely manner. A material cybersecurity incident or prolonged IT failure, whether internal or external, could severely harm our business, financial condition, and results of operations. While we maintain cyber insurance, actual losses may exceed our coverage, and there is no certainty that adequate insurance will remain available on economically reasonable terms in the future.

Our ability to achieve our environmental, social and governance and sustainability initiatives are subject to emerging risks and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders' expectations.

There has been continued focus from regulators and other stakeholders related to environmental, social and governance ("ESG") matters across all industries in recent years. ESG standard setting and stakeholder expectations continue to evolve. Criteria used to evaluate ESG practices and metrics may change rapidly at any time, which could result in increased expectations from stakeholders and may cause us to undertake costly initiatives to satisfy any new requirements. Non-compliance with such regulations or a failure to address stakeholder expectations may result in cost increases, litigation, fines, penalties, production and sales restrictions, brand or reputational damage, loss of customers, failure to retain and attract talent, lower valuation and investor activism. Any failure or perceived failure, whether or not valid, to pursue and fulfill our ESG initiatives and objectives or to satisfy various ESG reporting standards in a timely manner could negatively impact our financial condition and results of operations.

In 2023, the European Commission's Corporate Sustainability Reporting Directive ("CSRD") became effective. The CSRD expands the number of companies required to publicly report ESG-related information and defines the ESG-related information that companies are required to report in accordance with European Sustainability Reporting Standards. While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still evolving and uncertain and will impose increased costs on us related to complying with our reporting obligations. In 2023, California enacted Senate Bill ("SB") 253 and SB 261, which require large businesses conducting business in the state to report on greenhouse gas emissions in conformance with the Greenhouse Gas Protocol and climate-related financial risks in accordance with the Task Force on Climate-Related Financial Disclosures framework, respectively. The increased attention directed towards publicly traded companies surrounding ESG matters previously included the release of rules by the SEC requiring registrants to enhance and standardize disclosures related to climate change; however, those rules were stayed and remain stayed due to litigation. Following the SEC's end of its defense of the rules in 2025, the SEC proposed in May 2026 to rescind the climate-related disclosure rules. Litigation remains unsettled, and the outcome of the rescission proposal and federal disclosure mandates remain uncertain. Additional or other climate-related disclosure rules could be proposed in the future by the SEC. We expect to be subject to these regulations in the future, which will result in cost increases. Failure to comply with such regulations could negatively impact our financial condition and results of operations.

Government laws and regulations, including environmental laws and regulations, could result in material costs or otherwise adversely affect our financial condition and results of operations.

The manufacturing, chemical composition, packaging, storage, distribution and labeling of our products and the way our business operates must comply with state, federal and international laws and regulations. If we do not comply with such laws and regulations, we could be fined or other actions could be taken against us by the applicable governing body, including a required product recall. Any such regulatory action could adversely affect our financial condition and results of operations. Governments and regulatory agencies may increase regulation, including the adoption of further regulations relating to the transportation, storage or use of certain chemicals, to enhance homeland security or protect the environment, and such increased regulation could negatively impact our ability to obtain raw materials, components and/or finished goods or could result in increased costs.

Some of our products have chemical compositions that are controlled by state, federal and international laws and regulations that are subject to change. There can be no assurance that we will not be required to alter the chemical composition of one or more of our products in a way that will have an adverse effect upon the product's efficacy, marketability or cost. A delay or other inability on our part to complete product research and development and successfully reformulate our products in response to any such regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to an SEC rule mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that requires management to conduct annual due diligence to determine whether certain minerals and metals, known as "conflict minerals", are contained in our products. Although we have concluded that our current products do not contain such "conflict minerals" in our annual evaluations to date, if we were to conclude that these materials exist within our products in the future, we may have difficulty verifying the origin of such materials for purposes of disclosures required by the SEC rules.

We are also subject to laws and regulations that impose environmental controls on our business operations, including, among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon our operations. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. The environmental laws under which we operate are complicated, may become more stringent and may be applied retroactively. Accordingly, we could be required to incur additional expenditures to remain in or to achieve compliance with environmental laws, which could have a material adverse effect on our business, financial condition or results of operations.

We are also subject to Extended Producer Responsibility (EPR) laws under which we have responsibilities to report on product sold and related packaging weights within certain markets. This results in payments of EPR fees to finance end-of-product waste management and recycling. EPR fees have been in place in EIMEA and Canada for several years and began rolling out in certain states in the U.S. in calendar year 2025, with reporting and fee compliance expanded in 2026. A delay or other inability on our part to report accurately or pay timely these fees could have a material adverse effect on our business, financial condition and results of operations.

In addition, certain countries and other jurisdictions in which we operate have data protection and anti-trust laws that impose strict regulations on us. Non-compliance with any of these regulations may result in significant penalties being imposed on us. Many international and local governmental authorities are considering increased legislative and regulatory requirements concerning protection of personal data which may impact us and increase our costs to comply with these requirements in the future.

Additional laws and regulations require that we carefully manage our supply chain for the production, distribution and sale of goods. Our failure to comply with any of these regulations or our inability to adequately predict how these local regulations are interpreted and applied to our business by the applicable enforcement agencies could have a materially adverse effect on our business, financial condition and results of operations.

Failure to maximize or to successfully assert our intellectual property rights or our infringement on the intellectual property rights of others could impact our competitiveness or otherwise adversely affect our financial condition and results of operations.

We rely on trademark, trade secret protection, patent and copyright laws to protect our intellectual property rights. Although we maintain a global enforcement program to protect our intellectual property rights, there can be no assurance that these intellectual property rights will be maximized or that they can be successfully asserted. If other companies or entities infringe on our intellectual property rights or engage in counterfeiting activities, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands, harm our sales, or divert sales of product that we would ordinarily capture in the absence of infringing or counterfeit products.

We may be unable to obtain and protect our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions or product lines dependent upon such licensed rights. These rights, if obtained, could be withdrawn, invalidated, circumvented or challenged and we could incur significant costs in connection with legal actions to defend and preserve our intellectual property rights. In addition, even if such rights are

obtained in the U.S., other countries' laws might not protect intellectual property rights to the same extent as the laws of the U.S., or they may be difficult or costly to enforce. Our failure to protect or successfully assert our intellectual property rights or failure to protect our other proprietary information could make us less competitive, which could have a material adverse effect on our business, financial condition and results of operations.

Trade secret protection, particularly for our most valuable product formulation for the WD-40 Multi-Use Product, requires specific agreements, policies and procedures to ensure the secrecy of information classified as a trade secret. If such agreements, policies and procedures are not effective to maintain the secrecy of our trade secrets or if chemical disclosure regulations do not allow for continued protection of essential elements of our trade secret formulations, the loss of trade secret protection could have a material adverse effect on our business, financial condition or results of operations.

If we are found to have violated trademark, copyright, patent or other intellectual property rights of others, such a finding could result in the need to cease the use of a trademark, trade secret, copyrighted work or patented invention in our business and an obligation to pay a substantial amount for past infringement. It could also be necessary to pay a substantial royalty in the future if the holders of such rights are willing to permit us to continue to use the intellectual property rights. Either having to cease use or pay such amounts could make us less competitive and could have a material adverse impact on our business, financial condition and results of operations.

Our operating results and financial performance may not meet expectations, which could adversely affect our stock price.

Our operating results and financial performance, which include sales, gross margin, net income, earnings per common share, and cash flows, may not meet expectations. If our assumptions and estimates are incorrect or if we do not achieve all our key goals outlined in our strategic framework, then our actual performance could materially vary from our internal expectations and those of the market. Failure to meet or exceed these expectations could cause the market price of our stock to decline. In addition, the trading market for our common stock is influenced by the research and reports that securities analysts, industry analysts and other third parties publish about us or our business. We have no control over these reports or analysts. If securities or industry analysts adversely change their recommendations regarding our common stock or if any of these analysts cease coverage of us in their reports, our stock price and trading volume could decline. Our operating results and financial performance may be negatively influenced by several factors, many of which are discussed in this Item 1A "Risk Factors".

In addition, sales volume growth, whether due to acquisitions or organic growth, can place burdens on management resources and financial controls that, in turn, can have a negative impact on our operating results and financial condition. To some extent, we plan our expense levels in anticipation of future revenues. If actual revenues fall short of these expectations, operating results may be adversely affected, such as reduced operating margins or operating profits because actual expense levels that are higher relative to projected revenues.

We may not successfully develop, introduce or establish new products and line extensions.

Our future performance and growth depend, in part, on our ability to successfully develop and commercialize new products and line extensions. There is no certainty that we will achieve those goals. We compete in several product categories where there are frequent introductions of new products and line extensions and such product introductions often require significant expenditure and support. Our ability to understand end-user needs and preferences is key to maintaining and improving the competitiveness of our product offerings. The development and introduction of new products, as well as the renovation of current products and product lines, require substantial and effective research, development and marketing expenditure, which we may be unable to recoup if the new or renovated products do not gain widespread market acceptance. There are inherent risks associated with new product development and marketing efforts, including product development or launch delays, product performance issues during development, changing regulatory frameworks that affect the new products in development and the availability of key raw materials included in such products. These inherent risks could result in the failure of new products and product line extensions to achieve anticipated levels of market acceptance, additional costs resulting from failed product introductions and the product not being first to market. As we continue to focus on innovation and renovation of our products, our business, financial condition or results of operations could be materially adversely affected if we are not able to effectively develop and introduce new or renovated products and line or brand extensions.

If we are unable to successfully identify, complete or realize the benefits from strategic business developments, acquisitions, divestitures, joint ventures or investments, our financial results could be materially adversely affected.

We may increase growth through business development activities such as acquisitions, joint ventures, licensing or other strategic partnerships. If we are not able to identify, acquire and successfully integrate acquired products or companies or successfully manage joint ventures or other strategic partnerships, we may not be able to maximize these opportunities. The failure to properly manage business development activities because of difficulties in the integration of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that our business development activities will be profitable or that they will achieve sales levels, profitability or synergies that justify the investments made.

Future acquisitions, joint ventures or strategic partnerships could also result in the incurrence of debt, potentially dilutive issuances of equity securities, contingent liabilities, amortization expenses related to certain intangible assets, unanticipated regulatory complications and/or increased operating expenses, all of which could materially adversely affect our results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of our business development activities not materialize or diminish in the future, we may be required to record impairments to goodwill, intangible assets or other assets associated with such activities, which could also materially adversely affect our business, financial condition and results of operations. In addition, we may consider divesting businesses or brands that do not meet our strategic objectives or do not meet our growth or profitability targets. We may not be able to complete desired divestitures or close divestiture transactions on terms favorable to us. If we do complete such desired divestitures, gains or losses on the sales of, or lost operating income from, those businesses or brands may harm our profitability and margins. We may not be able to effectively deploy the proceeds from a divestiture in a manner that is accretive to our earnings. If we are unable to identify and execute on suitable investment opportunities, or if the investments we make do not perform as expected, our financial condition and results of operations could be adversely affected. Additionally, the failure to effectively reinvest such proceeds could result in lower returns on investment and diminished stockholder value.

Changes in marketing distributor relationships that are not managed successfully by us could result in a disruption in the affected markets.

We distribute our products throughout the world in one of two ways: the direct distribution model, in which products are sold directly by us to wholesalers and retailers in the U.S., Canada, Mexico, Brazil, Australia, China, the U.K., France and many other countries throughout Europe; and the marketing distributor model, in which products are sold to marketing distributors who in turn sell to wholesalers and retailers. The marketing distributor model is generally used in countries where we do not have direct Company-owned operations. Instead, we work with local companies who perform the sales, marketing and distribution functions. We invest time and resources into these relationships. Should our relationship with new or existing marketing distributors be unsuccessful, our sales within such a marketing distributor's territory could be adversely impacted until such time as a suitable replacement can be found and our key marketing strategies are implemented. There is a risk that changes in such marketing distributor relationships, including a change in key marketing distributor personnel or a transition to the direct distribution model, if not managed successfully, could result in a disruption in the affected markets and that such disruption could have a material adverse effect on our business, financial condition and results of operations. Additionally, in some countries, local laws may require substantial payments to terminate existing marketing distributor relationships, which could also have a material adverse effect on our business, financial condition and results of operations.

Product liability claims and other litigation and/or regulatory action could adversely affect our sales and operating results.

The use of our products may expose us to liability claims resulting from such use and potential enforcement actions, including the risk of recall. Claims could be based on allegations that, among other things, our products are improperly labeled or that statements we make on our labels are not accurate, contain contaminants, provide inadequate instructions regarding their use or inadequate warnings concerning their use or interactions with other substances. Product liability claims could result in negative publicity that could harm our sales and operating results. We maintain product liability insurance to protect us from loss attributable to product liability claims, but the extent of such loss could exceed available limits of insurance or could arise out of circumstances under which such insurance coverage is unavailable. Other business activities may also expose us to litigation risks, including risks that may not be covered by insurance such as contract disputes. If successful claims are asserted by regulatory agencies or third parties against us for non-compliance or uninsured liabilities or liabilities more than applicable limits of insurance coverage, our business, financial condition and results of operations may be adversely affected. If one of our products were determined to be noncompliant or mislabeled,

we could be required to recall the product, which could result in significant expenses, adverse publicity and loss of revenues. Even if we are successful in defending ourselves against such claims, litigation could result in substantial cost and be a distraction to our management and employees.

Additionally, our products may be associated with competitor products or other products in the same category that may be alleged to have caused harm to consumers. As a result of this association, we may be named in unwarranted legal actions. The potential costs to defend such claims may materially affect our business, financial condition and results of operations.

Resolution of income tax matters may impact our financial condition and results of operations.

Significant judgment is required in determining our effective income tax rate and in evaluating tax positions, particularly those related to uncertain tax positions. We provide liabilities for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement requirements prescribed by the specific accounting standards for uncertain tax positions. Changes in uncertain tax positions or other adjustments resulting from tax audits and settlements with taxing authorities, including related interest and penalties, impact our effective tax rate. When tax matters arise, a number of years may elapse before such matters are audited and resolved, or the statute of limitations expires resulting in the release of the liability. Resolution of such matters or the expiration of the statute of limitations would be recognized as a reduction to our effective tax rate in the year of resolution. Any resolution of a tax matter may require the adjustment of tax assets or tax liabilities or the use of cash in the year of resolution. For additional information on such matters, see Part IV – Item 15, “Exhibits, Financial Statement Schedules” Note 15 — Income Taxes, in this report.

Changes in U.S. or international tax law that occur in the locations where we operate can also materially affect future financial results or operations. For example, we have significant operations in Europe that are subject to income tax rates and laws in multiple jurisdictions and a significant portion of our European income is subject to taxation in the U.K. because our European subsidiary is headquartered in the U.K.

We cannot predict how subsequent changes in the tax laws, regulations, or other guidance issued including conforming or non-conforming state tax rules, might affect our business, financial condition and results of operations. In addition, there can be no assurance that U.S. tax laws, including the corporate income tax rate, will not undergo significant additional changes in the future.

Goodwill and intangible assets are subject to impairment risk.

We assess the potential impairment of our goodwill during the second quarter of each fiscal year and when events or changes in circumstances indicate that an impairment condition may exist. We also assess our definite-lived intangible assets for potential impairment when events and circumstances indicate that the carrying amount of the asset may not be recoverable or its estimated remaining useful life may no longer be appropriate. Indicators such as underperformance relative to historical or projected future operating results, changes in our strategy for our overall business or use of acquired assets, unexpected negative industry or economic trends, decline in our stock price for a sustained period, decreased market capitalization relative to net book values, unanticipated technological change or competitive activities, loss of key distribution, change in consumer demand, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The assessment for possible impairment of our goodwill and intangible assets involves judgments on several significant estimates and assumptions, including macroeconomic conditions, overall category growth rates, sales growth rates, cost containment and margin expansion and expense levels for advertising and promotions and general overhead, all of which are developed from a market participant standpoint. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is identified, which could materially adversely affect our financial condition and results of operations. Strategic divestitures of certain businesses or brands could negatively impact our profitability as a result of a reduction in sales and operating income, decrease our cash flows, or cause us to recognize impairment charges. Changes in management estimates and assumptions related to the valuation of goodwill and intangible assets could affect our financial condition or results of operations in the future. For additional information, see Part IV – Item 15, “Exhibits, Financial Statement Schedules” Note 7 — Goodwill and Other Intangible Assets, in this report.

We may not have sufficient cash to service our indebtedness or to pay cash dividends.

Our debt consists of fixed rate senior notes and a revolving credit facility. We use income from operations to make interest and principal payments on our debt. Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will decrease. Our borrowing agreements include covenants to maintain certain financial ratios and to comply with other financial terms and conditions. Although we have historically paid out a large part of our earnings to stockholders in quarterly cash dividends, we may not have sufficient cash to do so in the future.

We may incur substantial debt in the future for general business and development activities. In addition, we may continue to use available cash balances to execute share repurchases under approved share buy-back plans. To the extent that we are required to seek additional financing to support certain of these activities, such financing may not be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to obtain such financing or to service our existing or future debt with our operating income, or if available cash balances are affected by future business performance, unstable global economic conditions, liquidity, capital needs, alternative investment opportunities or debt covenants, we could be required to reduce, suspend or eliminate our dividend payments to our stockholders. We may also reduce or suspend share repurchases depending on available or projected cash balances.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Management is responsible for cybersecurity risk management, which is part of our enterprise risk management and business continuity processes. We regularly evaluate our cybersecurity risk profile as well as the status and activities of our cybersecurity program, which aligns to the industry-recognized Center for Internet Security or CIS framework. We employ a defense-in-depth strategy which involves multiple layers of security controls to help prevent and detect possible risks and employ measures to protect our systems from business disruption. Our cybersecurity program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, as well as plans and strategies to address threats and incidents. We also engage with third-party service providers, who possess expertise in information technology and cybersecurity, to aid in the design, implementation, and management of our cybersecurity infrastructure and protocols.

As part of our continuing education, employees are required to participate in cybersecurity awareness training at the commencement of their employment and annually thereafter. We reinforce this training with monthly internal phishing tests, conduct an extensive program of activities and training during our cybersecurity month throughout the entire month of October, and monthly cybersecurity newsletters to educate our employees on the latest cybersecurity threats and the most effective preventative measures. Additionally, we have begun using annual strategy and planning meetings to increase awareness through engaging demonstrations and videos.

As of the date of this Annual Report, we have not identified any cybersecurity threats that have had, or are likely to have, a material impact on our operations, including our business strategy, financial results, or financial condition. For more information on the risks associated with cybersecurity, refer to the “Risk Factors” section contained in Item 1A of this Form 10-K.

Cybersecurity Governance

Management is responsible for implementing our cybersecurity program. Our Chief Financial Officer works with our Vice President of Global Information & Technology (“IT”) and regional IT members to lead our enterprise-wide information security program and manage our Cybersecurity Incident Response Plan. With over 30 years of experience in technology and information systems leadership our Vice President, Global IT oversees a highly experienced professional team within its global network. These teams work closely with internal stakeholders to develop, implement, and maintain a comprehensive security strategy that protects our enterprise and supports our business objectives. They also coordinate incident response efforts and proactively address emerging security threats. The recommendations of the management team are consulted when updating our information security policies, procedures, and standards.

The Audit Committee oversees our cybersecurity risk and mitigation strategies. This committee is briefed at least quarterly by management on the status and effectiveness of our cybersecurity initiatives, including policies and actions taken to monitor, identify, evaluate, mitigate, and report significant risks. The Audit Committee has specific training in overseeing cybersecurity risks, including a member who has earned Carnegie Mellon's CERT (Certificate in Cyber-Risk Oversight) and another with a certificate earned over cybersecurity risk. In addition, the Audit Committee receives periodic briefings from external experts in the area and regularly reports its oversight activities to the full board.

Item 2. Properties

Americas

We own and occupy an office located in San Diego, California which houses both corporate employees and employees in our Americas segment. We also lease a regional sales office in Miami, Florida, a research and development office and laboratory in Pine Brook, New Jersey and office space in Toronto, Ontario, Canada, Monterrey, Nuevo León, Mexico, and São Paulo, Brazil. In addition, we lease certain warehouse space and equipment at third-party manufacturer and distributor facilities throughout the U.S.

EIMEA

We own and occupy an office as well as a plant facility located in Milton Keynes, United Kingdom. We also lease space for our branch offices in Germany, France, Italy, Spain, Portugal and the Netherlands. In addition, we lease warehouse space at a third-party distributor facility in Denmark.

Asia-Pacific

We lease office space in Epping, New South Wales, Australia; Shanghai, China; Kuala Lumpur, Malaysia; and Tokyo, Japan.

Item 3. Legal Proceedings

The information required by this item is incorporated by reference to the information set forth in Item 15 of Part IV, "Exhibits, Financial Statement Schedules" Note 14 — Commitments and Contingencies, in the accompanying notes to the consolidated financial statements included in this report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the trading symbol WDFC. On October 20, 2026, the last reported sales price of our common stock on the NASDAQ Global Select Market was $201.41 per share, and there were 13,392,483 shares of common stock outstanding held by approximately 498 holders of record.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 10, 2025, the Board approved a 9% increase in the regular quarterly cash dividend, increasing it from $0.94 per share to $1.02 per share. On October 8, 2026, our Board declared a cash dividend of $1.02 per share payable on October 30, 2026 to stockholders of record on October 19, 2026.

Our Board presently intends to continue the payment of regular quarterly cash dividends on our common stock. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and debt covenants.

Performance Graph

The following graph compares the cumulative total stockholder return on the Company’s Common Stock with the cumulative total return of the Standard & Poor’s 500 Composite Index (“S&P 500”), the Russell 2000 Composite Stock Index (“Russell 2000”), and a peer group of companies for each of the five fiscal years ending August 31, 2026. The Company uses the same peer group for the five-year performance graph as the peer group of companies used by the Compensation and People Committee (“Compensation Committee”) of the Board of Directors to benchmark executive compensation. During fiscal year 2026, Olaplex Holdings, Inc. was removed from the peer group because it was acquired and is no longer publicly traded. Accordingly, Olaplex Holdings, Inc is excluded from the 2026 performance graph presented below.

The graph assumes that $100 was invested on August 31, 2021, in the Company’s Common Stock, the S&P 500, the Russell 2000, and the peer group, with all dividends reinvested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among WD-40 Company, the S&P 500 Index, the Russell 2000 Index,
and a Peer Group
$200
$180
$160
$140
$120
$100
$80
$60
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
WD-40 Company
S&P 500
Russell 2000
Peer Group
Baseline
*$100 invested on 8/31/21 in stock or index, including reinvestment of dividends. Fiscal year ending August 31.
Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved. Copyright© 2026 Russell Investment Group.
All rights reserved.

	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
WD-40 Company	**$100**	**$80**	**$93**	**$115**	**$96**	**$97**
S&P 500	$100	$89	$103	$131	$152	$183
Russell 2000	$100	$82	$86	$102	$110	$139
Peer Group(1)	$100	$65	$83	$87	$89	$92
Baseline	$100	$100	$100	$100	$100	$100

(1) WD-40 Company’s 2026 peer group is comprised of the following 11 companies: American Vanguard Corporation, Balchem Corporation, Beyond Meat, Inc., Elf Beauty, Inc., Hawkins, Inc., Ingevity Corporation, Prestige Consumer Healthcare Inc., Sensient Technologies Corporation, The Vita Coco Company, Inc., XPEL, Inc., YETI Holdings, Inc.

Purchases of Equity Securities By the Issuer and Affiliated Purchasers

On June 16, 2025, the Board approved the extension of the expiration date to August 31, 2026 for the 2023 Repurchase Plan, which became effective on September 1, 2023 and was set to expire August 31, 2025. During the fiscal year ended August 31, 2026, the Company repurchased 139,820 shares at an average price of $211.55 per share, for a total cost of $29.6 million under this $50.0 million plan.

On June 15, 2026, the Board of Directors approved a new share repurchase plan (the “2026 Repurchase Plan”). Under the 2026 Repurchase Plan, which became effective on September 1, 2026, the Company is authorized to acquire up to $100.0 million of its outstanding shares. The timing and amount of repurchases are based on terms and conditions as may be acceptable to the Company’s Chief Executive Officer, Chief Financial Officer or Treasurer, subject to present loan

covenants and in compliance with all laws and regulations applicable thereto, including the Company's insider trading policies. The 2026 Repurchase Plan is not subject to any expiration date and may be suspended, discontinued, or modified at any time by the Board.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect future results. This MD&A includes the following sections: Overview, Highlights, Results of Operations, Performance Measures and Non-GAAP Reconciliations, Liquidity and Capital Resources, Critical Accounting Estimates, and Recently Issued Accounting Standards. The MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in Item 15 of this report.

Use of Non-GAAP Constant Currency

In order to show the impact of changes in foreign currency exchange rates on our results of operations, we have included constant currency disclosures, where necessary, in the Overview and Results of Operations sections which follow. Constant currency disclosures represent the translation of our current fiscal year revenues, expenses and net income from the functional currencies of our subsidiaries to U.S. Dollars using the exchange rates in effect for the corresponding period of the prior fiscal year. Results on a constant currency basis are not in accordance with accounting principles generally accepted in the United States of America ("non-GAAP") and should be considered in addition to, not as a substitute for, results prepared in accordance with U.S. GAAP. We use results on a constant currency basis as one of the measures to understand our operating results and evaluate our performance in comparison to prior periods in order to enhance the visibility of the underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations. Management believes this non-GAAP financial measure provides investors with additional financial information that should be considered when assessing our underlying business performance and trends. However, reference to constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP.

Overview

The Company

WD-40 Company, based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. We own a wide range of well-known brands that include maintenance products and homecare and cleaning products: WD-40® Multi-Use Product, WD-40 Specialist®, 3-IN-ONE®, GT85®, X-14®, 2000 Flushes®, Carpet Fresh®, no vac®, Spot Shot®, Lava® and Solvol®.

Our products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America and Australia. During the fiscal year 2026, we reclassified our homecare and cleaning business in the Americas segment to held for use. We sell our products primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply stores, sport retailers, and independent bike dealers.

Highlights

The following summarizes the financial and operational highlights for our business during the fiscal year ended August 31, 2026:

- *Consolidated net sales increased $68.0 million, or 11%, for fiscal year 2026 compared to the prior fiscal year. Changes in foreign currency exchange rates from period to period had a favorable impact of $21.8 million on consolidated net sales for the fiscal year 2026. On a constant currency basis, net sales would have increased by $46.2 million, or 7%, from period to period. This favorable impact from changes in foreign currency exchange rates mainly came from our EIMEA segment, which accounted for 38% of our consolidated sales for the twelve months ended August 31, 2026. Increases in sales volume favorably impacted net sales by approximately $38.2 million from period to period, which includes an unfavorable impact of approximately $6.2 million related to reduced sales volume driven by the sale of our HCCP business in EIMEA during fiscal year 2025. Sales volume would have increased $44.4 million for the twelve months of fiscal year 2026 on a comparable basis to prior year excluding these HCCP sales in EIMEA from the prior fiscal year. Increases in the average selling price of our products positively impacted net sales by approximately $8.0 million from period to period. Changes to net sales attributable to volumes and average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.*

- *Gross profit as a percentage of net sales increased to 55.3% for fiscal year 2026 compared to 55.1% for the prior fiscal year.*

- *Consolidated net income decreased $8.6 million, or 10%, for fiscal year 2026 compared to the corresponding period of the prior fiscal year. Refer to Performance Measures and Non-GAAP Reconciliations below for non-GAAP financial measures, including adjusted net income, and their reconciliations to the most directly comparable GAAP measures. Adjusted net income increased $4.6 million, or 6% from period to period.*

- *Diluted earnings per common share for fiscal year 2026 were $6.08 versus $6.69 in the prior fiscal year. Refer to Performance Measures and Non-GAAP Reconciliations below for non-GAAP financial measures, including adjusted EPS, and their reconciliations to the most directly comparable GAAP measures. Adjusted EPS increased 6% from period to period.*

- *During the fiscal year ended August 31, 2026, we returned approximately $83.7 million to our stockholders through share repurchases and dividends.*

Results of Operations

Fiscal Year Ended August 31, 2026 Compared to Fiscal Year Ended August 31, 2025

Operating Items

The following table summarizes operating data for our consolidated operations (in thousands, except percentages and per share amounts):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
Net sales:				
WD-40 Multi-Use Product	$ 532,651	$ 477,961	$ 54,690	11 %
WD-40 Specialist	99,083	81,962	17,121	21 %
Other maintenance products	34,208	31,043	3,165	10 %
Total maintenance products	665,942	590,966	74,976	13 %
HCCP[(1)]	22,051	29,019	(6,968)	(24)%
Total net sales	687,993	619,985	68,008	11 %
Cost of products sold	307,498	278,642	28,856	10 %
Gross profit	380,495	341,343	39,152	11 %
Operating expenses	271,558	237,550	34,008	14 %
Income from operations	$ 108,937	$ 103,793	$ 5,144	5 %
Net income [(2)]	$ 82,346	$ 90,994	$ (8,648)	(10)%
EPS – diluted [(3)]	$ 6.08	$ 6.69	$ (0.61)	(9)%
Shares used in diluted EPS	13,497	13,567	(70)	(1)%

(1) Approximately $6.2 million of the decrease in net sales of HCCP for the fiscal year ended August 31, 2026 was driven by the sale of our HCCP business in EIMEA during fiscal year 2025.

(2) During the second quarter of fiscal year 2025, we released an uncertain tax position that generated a favorable income tax adjustment of $11.9 million. During the third quarter of fiscal year 2026, we reclassified certain homecare and cleaning products in the Americas and recorded an additional $1.3 million of related amortization expense. Excluding these one-time items, on a non-GAAP basis, net income would have increased 6% compared to prior year.

(3) Excluding the one-time items discussed above, on a non-GAAP basis, diluted EPS would have increased 6% compared to the prior year.

Net Sales by Segment

The following table summarizes net sales by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
Americas	$ 326,177	$ 290,599	$ 35,578	12 %
EIMEA [(1)]	259,290	236,434	22,856	10 %
Asia-Pacific	102,526	92,952	9,574	10 %
Total	$ 687,993	$ 619,985	$ 68,008	11 %

(1) Prior fiscal year net sales include sales related to our EIMEA HCCP business, which was sold at the end of fiscal year 2025 and is no longer included in current year results. The divestiture resulted in approximately $6.2 million reduction in net sales for the twelve months ended August 31, 2026. Therefore, on a non-GAAP basis, sales would have increased 13%.

Americas Sales

The following table summarizes net sales by product line for the Americas segment, which includes the U.S., Canada and Latin America (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
WD-40 Multi-Use Product	$ 254,482	$ 224,811	$ 29,671	13 %
WD-40 Specialist	40,219	34,990	5,229	15 %
Other maintenance products	19,037	17,033	2,004	12 %
Total maintenance products	313,738	276,834	36,904	13 %
HCCP	12,439	13,765	(1,326)	(10)%
Total net sales	$ 326,177	$ 290,599	$ 35,578	12 %
% of consolidated net sales	**47%**	**47%**		
CC Net sales – non-GAAP [(1)]	$ 321,966	$ 290,599	$ 31,367	11 %
Currency impact on current period – non-GAAP [(1)]	$ 4,211			

(1) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Americas segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase in average selling price[(1)]	$ 0.6	$ 2.2	$ 0.4	$ —	$ 3.2
Increase in sales volume[(1)]	1.4	2.8	21.1	2.9	28.2
Currency impact on current period – non-GAAP	0.4	1.3	1.6	0.9	4.2
Increase in net sales	$ 2.4	$ 6.3	$ 23.1	$ 3.8	$ 35.6

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Americas Sales – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Net sales in the Americas segment increased from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $29.7 million, or 13%, primarily due to increases in U.S. and Latin America of $21.6 million and $6.8 million, respectively. U.S. sales increased primarily due to growth in online retail sales, new distribution and increased promotional programs, which included a significant promotional program for the sale of limited-edition cans involving Disney Entertainment, The Home Depot, and WD-40 Brand. Latin America sales increased primarily due to favorable period to period changes in foreign currency exchange rates as well as expanded distribution and successful promotional activities, most significantly in Mexico and Brazil. Latin America distributor markets, such as Argentina and Ecuador, increased most significantly in the fourth quarter of fiscal year 2026 as a result of enhanced inventory sourcing and distribution.

- WD-40 Specialist sales increased $5.2 million, or 15%, primarily due to increased sales volumes in the U.S. and Latin America, primarily from our large retailers and online retailers. WD-40 Specialist sales in the U.S. were driven by enhanced product placement at certain large retail customers, as well as growth in online retail sales primarily due to improved product listings and pricing. Mexico sales increased primarily due to expanded promotional and marketing activities, as well as increased distribution in our industrial sector.

- Other maintenance product sales increased $2.0 million, or 12%, primarily due to increases in sales volume in the U.S. due to increased sales in online retailers.

- Homecare and cleaning product sales decreased $1.3 million, or 10%. Our HCCP products are considered harvest brands, which continue to provide positive returns but have become a smaller part of the business as we continue to emphasize focus on sales growth of maintenance products. We have continued to sell HCCP brand products but with a reduced level of marketing investment over time.

For the Americas segment, 72% of sales came from the U.S., and 28% of sales came from Canada and Latin America combined for both the fiscal year ended August 31, 2026 and 2025.

EIMEA Sales

The following table summarizes net sales by product line for the EIMEA segment, which includes Europe, India, the Middle East and Africa (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
WD-40 Multi-Use Product	$ 200,662	$ 181,604	$ 19,058	10 %
WD-40 Specialist	44,543	35,651	8,892	25 %
Other maintenance products	14,085	12,963	1,122	9 %
Total maintenance products	259,290	230,218	29,072	13 %
HCCP [(1)]	—	6,216	(6,216)	(100)%
Total net sales	$ 259,290	$ 236,434	$ 22,856	10 %
% of consolidated net sales	**38%**	**38%**		
CC Net sales – non-GAAP [(2)]	$ 244,284	$ 236,434	$ 7,850	3 %
Currency impact on current period – non-GAAP [(2)]	$ 15,006			

(1) During the fourth quarter of fiscal year 2025, we completed the sale of the EIMEA HCCP businesses.

(2) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the EIMEA segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Decrease in average selling price [(1)]	$ (0.2)	$ (0.5)	$ (0.6)	$ 3.0	$ 1.7
Decrease in sales volume due to sale of HCCP [(2)]	(1.6)	(1.5)	(1.1)	(2.0)	(6.2)
Increase (decrease) in sales volume [(1)]	(0.2)	—	7.2	5.3	12.3
Currency impact on current period – non-GAAP	3.2	7.3	4.4	0.1	15.0
Increase in net sales	$ 1.2	$ 5.3	$ 9.9	$ 6.4	$ 22.8

(1) During the fourth quarter of fiscal year 2025, we completed the sale of the EIMEA HCCP business.

(2) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The countries and regions in Europe where we sell through a direct sales force include the U.K., Ireland, Italy, France, Iberia (which includes Spain and Portugal), DACH (which includes Germany, Austria and Switzerland) and Benelux (which includes Belgium, the Netherlands and Luxembourg). The regions in the EIMEA segment where we sell through local distributors include the Middle East, Africa, India, Eastern and Northern Europe.

EIMEA Sales – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Net sales increased in the EIMEA segment from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $19.1 million, or 10%. Net sales were positively impacted by favorable changes in foreign currency exchange rates. On a constant currency basis, sales would have increased by approximately 4% period over period. Sales increased most significantly in our direct markets most notably in France, Italy and Iberia, primarily due to successful promotional activities and merchandising efforts, particularly in our hardware stores and value retailers. Our distributor markets, particularly India, increased primarily due to increased sales volume from enhanced inventory sourcing and distribution, successful promotional activity, as well as slight volume increases from customers purchasing in anticipation of price increases. These increases in sales were slightly offset by decreased volumes in the Middle East, particularly Saudi Arabia and the UAE region, due to timing of customer orders as a result of strategic distribution changes we made in the first half of fiscal year 2026.

- WD-40 Specialist sales increased $8.9 million, or 25%. Net sales were positively impacted by favorable changes in foreign currency exchange rates. On a constant currency basis, sales would have increased by approximately 18% period over period. Net sales increased most significantly in France and Iberia direct markets which increased $3.8 million and $1.5 million, respectively. Sales growth in France and Iberia benefited from strong sales volume growth due to increased promotional activities as well as new product launches.

- Other maintenance product sales increased $1.1 million, or 9%, primarily due to favorable changes in foreign currency exchange rates. On a constant currency basis, sales would have increased by approximately 2% period over period.

Asia-Pacific Sales

The following table summarizes net sales by product line for the Asia-Pacific segment, which includes Australia, China and other countries in the Asia region (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
WD-40 Multi-Use Product	$ 77,507	$ 71,546	$ 5,961	8 %
WD-40 Specialist	14,321	11,321	3,000	26 %
Other maintenance products	1,086	1,047	39	4 %
Total maintenance products	92,914	83,914	9,000	11 %
HCCP	9,612	9,038	574	6 %
Total net sales	$ 102,526	$ 92,952	$ 9,574	10 %
% of consolidated net sales	**15%**	**15%**		
CC Net sales – non-GAAP (1)	$ 99,959	$ 92,952	$ 7,007	8 %
Currency impact on current period – non-GAAP (1)	$ 2,567			

(1) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Asia-Pacific segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase in average selling price[1]	$ 1.3	$ 1.1	$ 0.2	$ 0.5	$ 3.1
Increase (decrease) in sales volume[1]	(3.8)	2.2	3.8	1.7	3.9
Currency impact on current period – non-GAAP	(0.2)	0.7	1.2	0.9	2.6
Increase (decrease) in net sales	$ (2.7)	$ 4.0	$ 5.2	$ 3.1	$ 9.6

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Asia-Pacific Sales – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Net sales in the Asia-Pacific segment increased from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $6.0 million, or 8%, primarily due to sales increases in China and Australia of $5.3 million and $1.0 million, respectively. Sales in China increased due to increased sales volume from successful promotional programs and marketing activities, including the use of online influencers, as well as increased distribution through our online retailers and industrial channels. Sales in Australia increased primarily due to increased sales volumes from our key customers as a result of successful promotional activity.

- WD-40 Specialist sales increased $3.0 million, or 26%, primarily due to a $2.0 million increase in China, as well as a $0.6 million increase in Australia. Sales in China increased due to increased sales volume from successful promotional programs and marketing activities, including sampling, as well as increased distribution through our online retailers and industrial channels.

- Homecare and cleaning product sales increased $0.6 million or 6%, primarily due to higher sales volume in Australia attributable to successful promotional activities, improved packaging and new product releases.

Gross Profit

The following general information is important when assessing fluctuations in our gross margin:

- There is often a delay before changes in costs of raw materials, such as specialty chemicals used in the formulation of our products, impact cost of products sold due to production and inventory life cycles. Such delays increase with higher production and inventory levels.

- During fiscal year 2026, the conflict in the Middle East resulted in an increase in the costs of oil and related petroleum-based specialty chemicals used in our maintenance products. Due to inventory life cycles mentioned above, these increased costs most significantly affected our cost of products sold in the fourth quarter of fiscal year 2026. These increased costs impacted our gross margin by 370 basis points in the fourth quarter of fiscal year 2026 compared to the fourth quarter of the prior fiscal year. We have implemented price increases in certain regions to mitigate the impact of these cost increases in fiscal year 2027.

- In general, the timing of advertising, promotional and other discounts may cause fluctuations in gross margin from period to period. Advertising, promotional and other discounts that are given to our customers are recorded as a reduction to sales, whereas advertising and sales promotional costs associated with promotional activities that we pay to third parties are recorded as advertising and sales promotion expenses.

- In the EIMEA segment, the cost of our products sold are generated in the Euro and Pound Sterling. The strengthening or weakening of the Pound Sterling and Euro against the U.S. Dollar may result in foreign currency related changes to the gross margin percentage in the EIMEA segment from period to period.

- Our gross profit and gross margin may not be comparable to those of other consumer product companies, since some of these companies include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for shipment to our customers from our distribution centers and contract manufacturers and include these costs in selling, general and administrative

expenses. These costs totaled $21.0 million and $18.2 million for the fiscal years ended August 31, 2026 and 2025, respectively.

The following table summarizes gross margin and gross profit (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2026	2025	Change from Prior Year
Gross profit	$ 380,495	$ 341,343	$ 39,152
Gross margin	55.3 %	55.1 %	20 bps (1)

(1) Basis points (“bps”) change in gross margin.

Gross Margin – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Gross margin increased 20 bps primarily due to the following favorable (unfavorable) impacts:

Favorable (unfavorable)	*Explanations*
80 bps	Increases in average selling prices
(80) bps	Other raw materials and components costs

Selling, General and Administrative (“SG&A”) Expenses

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
SG&A expenses	$ 225,041	$ 199,936	$ 25,105	13 %
% of net sales	32.7 %	32.2 %		

SG&A Expenses – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

SG&A expenses were unfavorably impacted by foreign currency exchange rates. On a constant currency basis, SG&A expenses would have increased by $18.9 million, or 9% from period to period. The increase in SG&A expenses was primarily due to increases in employee-related costs of $11.1 million due to higher headcount, increased incentive compensation expenses, annual compensation increases, and other employee-related cost. These higher employee-related costs are to support various sales growth initiatives identified within our strategic framework and the enhancement of our information systems. SG&A expenses increased $2.1 million as a result of higher freight expenses, most notably in our EIMEA segment. The higher freight expenses in our EIMEA segment were related to supply chain disruptions as a result of the conflict in the Middle East. Software licenses and fees increased $2.0 million primarily due to increased users and costs related to cloud computing solutions across all regions. In addition, SG&A expenses increased due to higher travel and meeting expense across all three segments primarily in support of growth related initiatives.

We continued our research and development investment, almost entirely associated with our maintenance products, including efforts focused on sustainability, innovation and renovation of our products. Research and development costs for the fiscal years ended August 31, 2026 and 2025 were $8.1 million and $8.7 million, respectively. Our research and development team engages in consumer research, environmental and sustainability initiatives, product development, product improvements and testing activities. This team leverages its development capabilities by collaborating with a network of outside resources including our current and prospective third-party contract manufacturers. The level and types of expenses incurred within research and development can vary from period to period depending upon the types of activities being performed.

Advertising and Sales Promotion (“A&P”) Expenses

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
A&P expenses	$ 44,706	$ 37,431	$ 7,275	19 %
% of net sales	6.5 %	6.0 %		

A&P Expenses – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

A&P expenses were unfavorably impacted by changes in foreign currency exchange rates. On a constant currency basis, A&P expenses would have increased by $6.0 million, or 16% period to period. The increase in A&P expenses was primarily due to a higher level of advertising and promotional programs in the U.S. as a result of royalty expenses associated with a licensing agreement for the sale of limited-edition promotional cans sold to one of our large customers and a higher level of promotional programs and marketing support in the EIMEA segment.

As a percentage of net sales, A&P expenses may fluctuate period to period based upon the type of marketing activities we employ and the period in which the costs are incurred. Total promotional costs recorded as a reduction to sales were $40.5 million and $34.3 million for the fiscal years ended August 31, 2026 and 2025, respectively. Therefore, our total expenditure on A&P activities totaled $85.2 million and $71.7 million for the fiscal years ended August 31, 2026 and 2025, respectively.

Income from Operations by Segment

The following table summarizes income from operations by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2026	2025	Dollars	Percent
Americas	$ 68,888	$ 65,393	$ 3,495	5 %
EIMEA	58,973	52,331	6,642	13 %
Asia-Pacific	30,893	30,813	80	— %
Unallocated corporate [(1)]	(49,817)	(44,744)	(5,073)	(11)%
Total	$ 108,937	$ 103,793	$ 5,144	5 %

(1) Unallocated corporate expenses are general corporate overhead expenses not directly attributable to any one of the business segments. These expenses are reported separate from our identified segments and are included in Selling, General and Administrative expenses on our consolidated statements of operations.

Americas

Americas Operating Income – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Income from operations for the Americas segment increased to $68.9 million, up $3.5 million, or 5%, primarily due to a $35.6 million increase in sales and a higher gross margin, which was partially offset by higher operating expenses. Gross margin for the Americas segment increased from 52.1% to 53.0% primarily due to the favorable impact of increases in average selling prices, decreases in costs of aerosol cans and lower fill fees, partially offset by increases in the costs of petroleum-based specialty chemicals. Operating expenses increased $18.0 million primarily due to a $16.1 million increase in the U.S. primarily as a result of increased employee-related costs, higher costs associated with our information systems, and a higher level of advertising and promotional costs and royalty expenses associated with the sale of limited-edition promotional cans. Operating income as a percentage of net sales decreased from 22.5% to 21.1% period over period.

EIMEA

EIMEA Operating Income – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Income from operations for the EIMEA segment increased to $59.0 million, up $6.6 million, or 13%, primarily due to a $22.9 million increase in sales and a higher gross margin, which was partially offset by higher operating expenses. Gross margin for the EIMEA segment increased slightly from 57.3% to 57.7% primarily due to increases in average selling prices, decreases in costs of aerosol cans and lower fill fees, partially offset by increases in the costs of petroleum-based specialty chemicals, higher warehousing fees and other input costs. Operating expenses increased $7.5 million primarily due to higher employee-related costs as a result of annual compensation increases as well as increased costs associated with higher headcount. Higher freight expenses as a result of the supply chain disruptions related to the conflict in the Middle East increased operating expenses period over period. Operating income as a percentage of net sales increased from 22.1% to 22.7% period over period.

Asia-Pacific

Asia-Pacific Operating Income – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Income from operations for the Asia-Pacific segment remained relatively constant period over period. Asia-Pacific sales increased $9.6 million, which was offset by a lower gross margin and an increase in operating expenses. Gross margin for the Asia-Pacific segment decreased from 58.7% to 56.6% primarily due to increases in the costs of petroleum-based specialty chemicals. Operating expenses increased $3.4 million from period to period primarily due to higher employee-related costs as a result of annual compensation increases, higher fringe benefits, higher accrued incentive compensation costs as well as increased costs associated with higher headcount. Operating income as a percentage of net sales decreased from 33.1% to 30.1% period over period.

Unallocated Corporate

Unallocated Corporate Expenses – Fiscal Year Ended – August 31, 2026 Compared to August 31, 2025

Unallocated Corporate expenses increased to $49.8 million, up $5.1 million, or 11% primarily due to higher employee-related costs as a result of increased headcount and annual compensation increases, as well as higher incentive compensation costs and stock-based compensation expense.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	Change
Interest income	$ 671	$ 517	$ 154
Interest expense	$ 2,774	$ 3,441	$ (667)
Other income (expense), net	$ (335)	$ 757	$ (1,092)
Provision for income taxes	$ 24,153	$ 10,632	$ 13,521

Interest Income

Interest income was not significant for both the fiscal years ended August 31, 2026 and 2025.

Interest Expense

Interest expense decreased $0.7 million primarily due to lower aggregate outstanding balances as well as lower average interest rates on our revolving credit agreement from period to period.

Other Income (Expense), Net

Other income (expense), net, changed by $1.1 million from period to period which was primarily due to net foreign currency gains during fiscal year 2025 as compared to net foreign currency exchange losses in fiscal year 2026 due to fluctuations in the foreign currency exchange rates for both the Euro against the U.S. Dollar.

Provision for Income Taxes

The provision for income taxes was 22.7% and 10.5% of income before income taxes for the fiscal years ended August 31, 2026 and 2025, respectively. During the prior fiscal year, we released an uncertain tax position that generated a favorable income tax adjustment. For further descriptions of impacts on our effective income tax rate, see Note 15 — Income Taxes which is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules", included in this report.

Net Income

Net income was $82.3 million, or $6.08 per common share on a fully diluted basis, for fiscal year 2026 compared to $91.0 million, or $6.69 per common share on a fully diluted basis, for the prior fiscal year. Excluding the one-time items discussed below in Performance Measures and Non-GAAP Reconciliations, net income would have increased $4.6 million and adjusted EPS would have increased $0.36.

Fiscal Year Ended August 31, 2025 Compared to Fiscal Year Ended August 31, 2024

For discussion related to changes in financial condition and the results of operations for fiscal year 2025 compared to fiscal year 2024, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2025, which was filed with the SEC on October 27, 2025.

Performance Measures and Non-GAAP Reconciliations

In managing our business operations and assessing our financial performance, we supplement the information provided by our financial statements with certain non-GAAP performance measures. These performance measures are part of our legacy 55/30/25 business model, which includes gross margin, cost of doing business, and Adjusted EBITDA (defined below), the latter two of which are non-GAAP performance measures. Cost of doing business is defined as total operating expenses less amortization of definite-lived intangible assets, impairment charges related to intangible assets, amortization of implementation costs associated with cloud computing arrangements ("cloud computing amortization") and depreciation in operating departments. Adjusted EBITDA is defined as net income before interest, income taxes, depreciation, amortization of definite-lived intangible assets, and cloud computing amortization.

Results for these performance measures may fluctuate from period to period as a result of various factors, including macroeconomic conditions such as the inflationary environment experienced in recent fiscal years, and investments associated with structural changes undertaken in recent periods such as those related to technology, sustainability, innovation, research and development, legal risk management, quality assurance, regulatory compliance and intellectual property protection in order to safeguard our WD-40 brand.

Beginning in the third quarter of fiscal year 2026, we reassessed the performance measures used to evaluate our operating performance to better prioritize reinvestment and support long-term value creation. In conjunction with this reassessment, we have developed a new Enduring Business Model, which will replace our previous 55/30/25 business model. Key components of our Enduring Business Model include net sales, gross margin, and Adjusted EBITDA, the latter of which is a non-GAAP performance measure. Our Enduring Business Model reflects our long-term approach to value creation and performance management. The model targets annual net sales growth of 5% to 9% on a constant currency basis, gross margin above 55% as a percentage of net sales, and Adjusted EBITDA growth that exceeds the net sales growth rate. We believe these targets provide a disciplined framework for achieving sustainable growth, strong profitability, and consistent long-term returns for our stockholders.

We have continued to report the results of our 55/30/25 business model through the end of fiscal year 2026. Beginning in fiscal year 2027, we will transition to report only the performance measures described above on an annual basis. This change reflects our intent to align our metrics more closely with our long-term strategy to drive growth and deliver sustainable long-term returns.

The following table summarizes the results of these performance measures:

	Fiscal Year Ended August 31,		
	2026	2025	2024
Gross margin – GAAP	55 %	55 %	53 %
Cost of doing business as a percentage of net sales – non-GAAP	38 %	37 %	36 %
Adjusted EBITDA as a percentage of net sales – non-GAAP [(1)]	18 %	18 %	18 %

(1) Percentages may not aggregate to Adjusted EBITDA percentage due to rounding and because amounts recorded in other income (expense), net on our consolidated statements of operations are not included as an adjustment to earnings in the Adjusted EBITDA calculation.

We use the performance measures above to establish financial goals and to gain an understanding of our comparative performance from period to period. We believe that these measures provide our stockholders with additional insights into how we run our business. We believe these measures also provide investors with additional financial information that should be considered when assessing our underlying business performance and trends. These non-GAAP financial measures are supplemental in nature and should not be considered in isolation or as alternatives to net income, income from operations or other financial information prepared in accordance with GAAP as indicators of our performance or operations. The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies. Reconciliations of these non-GAAP financial measures to our financial statements as prepared in accordance with GAAP are as follows:

Cost of Doing Business (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Total operating expenses – GAAP	$ 271,558	$ 237,550	$ 218,876
Amortization [(1)] (in operating departments)	(3,627)	(1,868)	(2,327)
Depreciation (in operating departments)	(4,034)	(3,634)	(4,112)
Cost of doing business	$ 263,897	$ 232,048	$ 212,437
Net sales	$ 687,993	$ 619,985	$ 590,557
Cost of doing business as a percentage of net sales – non-GAAP	38 %	37 %	36 %

(1) Includes amortization of definite-lived intangible assets and cloud computing amortization.

Adjusted EBITDA (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Net income – GAAP	$ 82,346	$ 90,994	$ 69,644
Provision for income taxes	24,153	10,632	21,864
Interest income	(671)	(517)	(474)
Interest expense	2,774	3,441	4,287
Amortization [(1)(2)]	4,013	2,254	2,327
Depreciation[(2)]	8,174	7,622	8,350
Adjusted EBITDA	$ 120,789	$ 114,426	$ 105,998
Net sales	$ 687,993	$ 619,985	$ 590,557
Adjusted EBITDA as a percentage of net sales – non-GAAP	18 %	18 %	18 %

(1) Includes amortization of definite-lived intangible assets and cloud computing amortization.
(2) Includes amortization and depreciation presented in both cost of products sold and operating departments.

Adjusted Net Income and Adjusted EPS

During the second quarter of fiscal year 2025 we released a previously unrecognized tax benefit associated with the Tax Cuts and Jobs Act of 2017 mandatory "toll tax" on unremitted foreign earnings. During the third quarter of fiscal year 2026, we reassessed the classification of our homecare and cleaning product businesses in the Americas segment previously recorded as held for sale. These items are infrequent in nature and not reflective of the underlying operational results of our business. We have included non-GAAP measures of Adjusted Net Income and Adjusted EPS which adjust for the impacts associated with the toll tax on unremitted earnings and expenses related to amounts of amortization to reclassify held for sale assets to held for use.

The following is a reconciliation of Net income to Adjusted Net income and Diluted EPS to Adjusted Diluted EPS (in thousands, except for per share amounts):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Net Income - GAAP	$ 82,346	$ 90,994	$ 69,644
Release of Uncertain Tax Position - Tax Cut and Jobs Act [(1)]	—	(11,929)	—
Amortization related to reclassification of held for sale assets [(2)]	1,343	—	—
Adjusted Net Income - non-GAAP	$ 83,689	$ 79,065	$ 69,644
Diluted EPS - GAAP	$ 6.08	$ 6.69	$ 5.11
Impact of non-GAAP adjustments [(1)(2)]	0.10	(0.87)	—
Adjusted Diluted EPS - non-GAAP	$ 6.18	$ 5.82	$ 5.11

(1) Includes the tax impact on adjustment.

(2) Certain assets of the Company's homecare and cleaning product businesses were reclassified from held for sale to held for use during the third quarter of fiscal year 2026. Refer to Note 3 — Assets Held for Sale for additional information and related amortization thereof.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity remain strong. Although there continues to be uncertainty related to adverse global economic conditions, volatility in financial markets, the current inflationary environment and their impacts on our future results, we believe our efficient business model positions us to manage our business through such situations. We continue to manage all aspects of our business including, but not limited to, monitoring our liquidity, the financial health of our customers, suppliers and other third-party relationships, implementing gross margin enhancement strategies and developing new opportunities for growth.

Our principal sources of liquidity are cash generated from operations and cash currently available from our existing unsecured revolving credit facility under the Credit Agreement with Bank of America, N.A. We use the revolving credit facility primarily for our general working capital needs. We also hold borrowings under the Note Agreement. See Note 10 — Debt, incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" for additional information on these agreements.

We have historically held a balance of outstanding draws on our line of credit in either U.S. Dollars in the Americas segment or in Euros and Pounds Sterling in the EIMEA segment. Euro and Pound Sterling denominated draws fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates. We regularly convert many of our draws on our line of credit to new draws with new maturity dates and interest rates. We have the ability to refinance any draws under the line of credit with successive short-term borrowings through the April 30, 2029 maturity date of the Credit Agreement. Outstanding draws for which we have both the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. As of August 31, 2026, $20.8 million of this facility was classified as long-term and was entirely denominated in Euros. In the United States, we held $65.2 million in fixed rate long-term borrowings as of August 31, 2026, consisting of senior notes under our Note Agreement. We paid $0.8 million in principal payments on our Series A Notes during fiscal year 2026. There were no other letters of credit outstanding or restrictions on the amount available on our line of credit or notes. Per the terms of both the Note Agreement

and the Credit Agreement, our consolidated leverage ratio cannot be greater than three and a half to one and our consolidated interest coverage ratio cannot be less than three to one. See Note 10 — Debt, incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" for additional information on these agreements and related financial covenants. At August 31, 2026, we were in compliance with all material debt covenants. We continue to monitor our compliance with all debt covenants and, at the present time, we believe that the likelihood of being unable to satisfy all material covenants is remote. At August 31, 2026, we had a total of $70.6 million in cash and cash equivalents. We do not foresee any ongoing issues with repaying our borrowings and we closely monitor the use of this credit facility.

We believe that our future cash from domestic and international operations, together with our access to funds available under our unsecured revolving credit facility, will provide adequate resources to fund short-term and long-term operating requirements, capital expenditures, dividend payments, acquisitions, new business development activities and share repurchases.

On June 15, 2026, the Board of Directors approved a new share repurchase plan (the "2026 Repurchase Plan"). Under the 2026 Repurchase Plan, which became effective on September 1, 2026, the Company is authorized to acquire up to $100.0 million of its outstanding shares. For additional information on this plan, refer to the terms and conditions of the 2026 Repurchase Plan in Note 11 — Share Repurchase Plan, incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" included in this report.

Cash Flows

The following table summarizes our cash flows by category for the periods presented (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Net cash provided by operating activities	$ 104,977	$ 87,925	$ 92,034
Net cash used in investing activities	(6,651)	(2,388)	(9,735)
Net cash used in financing activities	(86,706)	(74,116)	(83,936)
Effect of exchange rate changes on cash and cash equivalents	857	10	193
Net increase (decrease) in cash and cash equivalents	$ 12,477	$ 11,431	$ (1,444)

Operating Activities

Net cash provided by operating activities increased $17.1 million to $105.0 million for fiscal year 2026. Cash flows from operating activities depend heavily on operating performance and changes in working capital. Our primary source of operating cash flows for fiscal year ended August 31, 2026 was net income of $82.3 million, which decreased $8.6 million from period to period. In the prior period, we released an uncertain tax position that resulted in a net benefit of $11.9 million, which is discussed in Note 15 — Income Taxes, incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" to the consolidated financial statements. Excluding this one-time benefit from the prior fiscal year, net income would have increased $3.3 million.

Changes in working capital balances depend heavily on the impact of timing of payments made to vendors and tax authorities as well as collections from customers. Changes in our working capital decreased net cash provided by operating activities by $10.5 million in the prior period, compared to $1.5 million for the fiscal year 2026. This favorable change in the current year was primarily due to changes in income tax receivable balance as the prior period balances were larger in our EIMEA segment.

Investing Activities

Net cash used in investing activities increased $4.3 million to $6.7 million for fiscal year 2026 primarily due to the renovation and equipping of our Australia office building that was completed in fiscal year 2026. In addition, the U.S. had a higher level of manufacturing-related capital expenditures period over period.

Financing Activities

Net cash used in financing activities increased $12.6 million to $86.7 million for fiscal year 2026. This increase is primarily due to an increase in treasury stock repurchases of $17.3 million and increases in dividends paid to our stockholders of $3.8 million, partially offset by decreases in net borrowings from our revolving credit facility of $7.9 million. Borrowings and repayments under the revolving line of credit facility resulted in no net cash impact during fiscal year 2026, compared to net payments of $7.9 million in fiscal year 2025.

Effect of Exchange Rate Changes

All of our foreign subsidiaries currently operate in currencies other than the U.S. Dollar and a significant portion of our consolidated cash balance is denominated in these foreign functional currencies, particularly at our U.K. subsidiary. As a result, our cash and cash equivalents balances are subject to the effects of the fluctuations in these functional currencies against the U.S. Dollar at the end of each reporting period. The net effect of exchange rate changes on cash and cash equivalents, when expressed in U.S. Dollar terms, was not significant in fiscal years 2026, 2025 and 2024.

Cash Flows

Fiscal Year Ended August 31, 2025 Compared to Fiscal Year Ended August 31, 2024

For discussion related to changes in the consolidated statements of cash flows for fiscal year 2025 compared to fiscal year 2024, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2025, which was filed with the SEC on October 27, 2025.

Share Repurchase Plans

The information required by this item is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 11 — Share Repurchase Plan, included in this report.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 10, 2025, our Board approved a 9% increase in the regular quarterly cash dividend, increasing it from $0.94 per share to $1.02 per share. On October 8, 2026, our Board declared a cash dividend of $1.02 per share payable on October 30, 2026 to stockholders of record at the close of business on October 19, 2026. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Contractual Obligations

We hold borrowings under our Note Purchase and Private Shelf Agreement with fixed repayment requirements and under a Revolving Credit Facility that has variable underlying interest rates. Our outstanding Series B notes are scheduled to mature in November 2027. We anticipate meeting this obligation through a combination of available cash on hand, cash generated from operations and, if needed, additional borrowings under our revolving credit facility. For additional information on these debt instruments, including our ability and intent assessment related to our credit facility agreement with Bank of America, N.A., refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules", Note 10 — Debt.

We have ongoing relationships with various suppliers (contract manufacturers) that manufacture our products, and third-party distribution centers that warehouse and ship our products to customers as well as adhere to certain minimum purchase obligations with these contract manufacturers. For additional details on these purchase commitments, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 14 — Commitments and Contingencies.

We have also recorded a liability for uncertain tax positions. For details on our uncertain tax positions, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 15 — Income Taxes.

Critical Accounting Estimates

Our results of operations and financial condition, as reflected in our consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use historical experience and other relevant factors when developing estimates and assumptions and these estimates and assumptions are continually evaluated. The accounting estimates discussed below are the ones we consider to be most critical to an understanding of our consolidated financial statements because their application places the most significant demands on our judgment. Our financial results may have varied from those reported had different assumptions been used or other conditions prevailed.

Revenue Recognition

Sales are recognized as revenue at a point in time upon transferring control of the product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. For certain of our sales we must make judgments and certain assumptions in order to determine when delivery has occurred. Through an analysis of end-of-period shipments for these particular sales, we estimate the time of transit and delivery of product to our customers to determine whether revenue should be recognized during the current reporting period for such shipments. Differences in judgments or estimates related to the lengthening or shortening of the estimated delivery time used could result in material differences in the timing of revenue recognition.

In determining the transaction price, management evaluates whether the price is subject to refunds or adjustments related to variable consideration to determine the net consideration to which we expect to be entitled. We record estimates of variable consideration as a reduction of sales in the consolidated statements of operations. Variable consideration primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by our customers for failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities and the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. We review our assumptions and adjust these estimates accordingly on a quarterly basis. Our consolidated financial statements could be materially impacted if the actual promotion rates are different from the estimated rates. If our accrual estimates for sales incentives at August 31, 2026 were to differ by 10%, the impact on net sales would be approximately $1.4 million.

Recently Issued Accounting Standards

Information on Recently Issued Accounting Standards that could potentially impact our consolidated financial statements and related disclosures is incorporated by reference to Part IV—Item 15, “Exhibits, Financial Statement Schedules” Note 2 — Basis of Presentation and Summary of Significant Accounting Policies, included in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We are exposed to a variety of risks, including foreign currency exchange rate fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in foreign currency values.

All of our international subsidiaries operate in functional currencies other than the U.S. Dollar. As a result, we are exposed to foreign currency related risk when the financial statements of our international subsidiaries are translated for consolidation purposes from functional currencies to U.S. Dollars. This foreign currency risk can affect sales, expenses and profits as well as assets and liabilities that are denominated in currencies other than the U.S. Dollar. We do not enter into any hedging activities to mitigate this foreign currency translation risk.

Our U.K. subsidiary utilizes foreign currency forward contracts to limit our exposure to net asset balances held in non-functional currencies. We regularly monitor our foreign exchange exposures to ensure the overall effectiveness of our foreign currency hedge positions. While we engage in foreign currency hedging activity to reduce our risk, for accounting purposes, none of our foreign currency forward contracts are designated as hedges.

Commodity Price Risk

Specialty chemicals and aerosol cans constitute a significant portion of the cost of many of our maintenance products. Volatility in the price of oil indirectly impacts the cost of specialty chemicals which are in part, indexed to related refined products. If there are significant increases in the costs of crude oil and related refined products, our gross margins and operating results could be negatively impacted. Since none of our specialty chemicals are directly indexed to crude oil, we do not have a strategy or policy to enter into transactions to hedge crude oil price volatility.

Interest Rate Risk

As of August 31, 2026, we had a $20.8 million outstanding balance on our existing $125.0 million revolving credit facility agreement with Bank of America, N.A. This $125.0 million revolving credit facility is subject to interest rate fluctuations. Under the terms of the credit facility agreement, we make borrowings in U.S. Dollars or in foreign currencies from time to time until April 30, 2029. In addition, we had $65.2 million in fixed rate borrowings consisting of senior notes under our note purchase agreements as of August 31, 2026. For additional details on our long-term borrowings as of August 31, 2026, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" and Note 10 — Debt. Interest rates associated with this revolving credit facility are based on the following rates:

- Secured Overnight Financing Rate (U.S. Dollar borrowings)
- Sterling Overnight Index Average Reference Rate (Pound Sterling borrowings)
- Euro Interbank Offered Rate (Euro borrowings)

As of August 31, 2026, our primary interest rate exposure was from changes in interest rates which affect the variable rate on our revolving credit facility. Based on the outstanding balance on our revolving credit facility during the fiscal year 2026, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows that is not significant in fiscal year 2026. During the fiscal year 2026, our weighted average cost of short-term debt, including both fixed and variable rate borrowings, was 4.7%. As of August 31, 2026, we had no short-term outstanding borrowings on our revolving credit facility.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements at August 31, 2026 and 2025 and for each of the three fiscal years in the period ended August 31, 2026, and the Report of Independent Registered Public Accounting Firm, are included in Item 15 of this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2026, the end of the period covered by this report (the "Evaluation Date"), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in the Company's reports filed under the Exchange Act. Although management believes the Company's existing disclosure controls and procedures are adequate to enable the Company to comply with its disclosure obligations, management continues to review and update such controls and procedures. The Company has a disclosure committee, which consists of certain members of the Company's senior management.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, management concluded that its internal control over financial reporting is effective as of August 31, 2026.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, which audited and reported on the consolidated financial statements of the Company included in Item 15 of this report, has audited the effectiveness of the Company's internal control over financial reporting as of August 31, 2026, as stated in their report included in Item 15 of this report.

Changes in Internal Control over Financial Reporting

There were no changes to the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter ended August 31, 2026, that materially affected, or would be reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended August 31, 2026, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) informed the Company of the adoption, modification or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this item is incorporated by reference in sections under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Director Nominees,” “Insider Trading Policy,” and “Related Party Transactions Review and Oversight” in our Proxy Statement to be filed with the SEC in connection with the 2026 Annual Meeting of Stockholders on December 11, 2026 (“Proxy Statement”). Information regarding executive officers is also incorporated by reference to the “Information Regarding our Executive Officers” section of our Proxy Statement.

The Registrant has a financial code of ethics (as defined in Item 406 of Regulation S-K under the Exchange Act) applicable to its Senior Financial Executives, which includes its principal executive officer, principal financial officer, principal accounting officer, trading bloc leaders, corporate and trading bloc controllers, treasurer, tax director, internal audit director and other accounting and financial leaders at the director level and above which is set forth in the Registrant’s Code of Conduct. The Code of Conduct is applicable to all employees and directors. A copy of the Code of Conduct may be found on the Registrant’s internet website on the Governance link from the Investors page at www.wd40company.com.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to sections of the Proxy Statement under the headings “Director Compensation” (and the table following such section), “Compensation and People Committee – Compensation Committee Interlocks and Insider Participation,” “Compensation Discussion and Analysis,” “Compensation and People Committee Report,” “Executive Compensation” (and the compensation tables following such section), “Summary Compensation Table,” “Change of Control Severance Agreements” and “CEO Pay Ratio.”

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated by reference to the Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Proxy Statement under the headings “Director Independence” and “Audit Committee – Related Party Transactions Review and Oversight.”

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated by reference to the Proxy Statement under the heading “Ratification of Appointment of Independent Registered Public Accounting Firm.”

PART IV

Item 15. Exhibits, Financial Statement Schedules

(2) Financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
	Articles of Incorporation and Bylaws.
3(a)	Certificate of Incorporation, incorporated by reference from the Registrant's Form 10-K filed October 22, 2018, Exhibit 3(a) thereto.
3(b)	Amended and Restated Bylaws of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 20, 2024, Exhibit 3.2 thereto.
	Material Contracts.
	Executive Compensation Plans and Arrangements (Exhibits 10(a) through 10(o) are management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(b)).
10(a)	Amended and Restated WD-40 Company 2016 Stock Incentive Plan, incorporated by reference from the Registrant's Proxy Statement filed November 2, 2023, Appendix A thereto.
10(b)	WD-40 Company Directors' Compensation Policy and Election Plan adopted March 16, 2026, effective October 8, 2026, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2026, Exhibit 10(a) thereto.
10(c)	Form of Indemnity Agreement between the Registrant and its executive officers and directors, incorporated by reference from the Registrant's Form 10-K filed October 22, 2013, Exhibit 10(d) thereto.
10(d)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2024, incorporated by reference from the Registrant's Form 10-K filed October 23, 2023, Exhibit 10(o) thereto.
10(e)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2024, incorporated by reference from the Registrant's Form 10-K filed October 23, 2023, Exhibit 10(p) thereto.
10(f)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2025, incorporated by reference from the Registrant's Form 10-K filed October 21, 2024, Exhibit 10(k) thereto.
10(g)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2025, incorporated by reference from the Registrant's Form 10-K filed October 21, 2024, Exhibit 10(l) thereto.

10(h)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2026, incorporated by reference from the Registrant's Form 10-K filed October 27, 2025, Exhibit 10(k) thereto.
10(i)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2026, incorporated by reference from the Registrant's Form 10-K filed October 27, 2025, Exhibit 10(l) thereto.
10(j)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2026, incorporated by reference from the Registrant's Form 10-K filed October 27, 2025, Exhibit 10(m) thereto.
10(k)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2027.
10(l)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2027.
10(m)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2027.
10(n)	WD-40 Company 2017 Performance Incentive Compensation Plan, incorporated by reference from the Registrant's Proxy Statement filed November 2, 2017, Appendix A thereto.
10(o)	Form of Change in Control Severance Agreement between WD-40 Company and Executive Officers, incorporated by reference from the Registrant's Form 10-Q filed January 9, 2023, Exhibit 10(a) thereto.
10(p)	Credit Agreement dated March 16, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(a) thereto.
10(q)	Form of Acknowledgement Letter Agreement dated April 8, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(d) thereto.
10(r)	Libor Transition Agreement dated November 29, 2021 among the Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed December 1, 2021, Exhibit 10(a) thereto.
10(s)	First Amendment to Credit Agreement dated September 30, 2020 among WD-40 Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(a) thereto.
10(t)	2nd Amended and Restated Credit Agreement dated April 30, 2024 among WD-40 Company and certain of its subsidiaries and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed May 2, 2024, Exhibit 10(a) thereto.
10(u)	Note Purchase and Private Shelf Agreement dated November 15, 2017 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed November 17, 2017, Exhibit 10(a) thereto.
10(v)	First Amendment to Note Purchase Agreement dated February 23, 2018 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed February 27, 2018, Exhibit 10(b) thereto.
10(w)	Second Amendment to Note Purchase and Private Shelf Agreement dated March 16, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(b) thereto.
10(x)	Form of Limited Consent Letter Agreement dated April 8, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(e) thereto.
10(y)	Third Amendment to Note Purchase and Private Shelf Agreement dated September 30, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(e) thereto.

10(z)	Fourth Amendment to Note Purchase and Private Shelf Agreement dated April 30, 2024 among WD-40 Company and PGIM, Inc. and certain affiliates and managed accounts of PGIM, Inc., incorporated by reference from the Registrant's Form 8-K filed May 2, 2024, Exhibit 10(b) thereto.
10(aa)	Series B Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(f) thereto.
10(ab)	Series C Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(g) thereto.
10(ac)	Quota Purchase Agreement entered into by WD-40 Holding Company Brasil Ltda., M12 Participações Empresariais S.A. and Theron Marketing Ltda., dated March 4, 2024, incorporated by reference from the Registrant's Form 8-K/A filed March 7, 2024, Exhibit 10.1 thereto*.
10(ad)	Asset Purchase Agreement, dated August 29, 2025, by and among Supreme Imports Ltd, WD-40 Company and WD-40 Company Limited, incorporated by reference from the Registrant's Form 8-K filed September 2, 2025, Exhibit 10.1 thereto.
19	Insider Trading Policies and Procedures, incorporated by reference from the Registrant's Form 10-K filed October 21, 2024, Exhibit 19 thereto.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm dated October 26, 2026.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Policy for Recovery of Erroneously Awarded Compensation of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 23, 2023, Exhibit 10.1 thereto.
101	The following materials from WD-40 Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2026 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Balance Sheets, (v) the Consolidated Statements of Stockholders' Equity, and (vi) Notes to Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2026, formatted in iXBRL and contained in Exhibit 101.
*	Except for Exhibit 1.1 of the Quota Purchase Agreement entered into by WD-40 Holding Company Brasil Ltda., M12 Participações Empresariais S.A. and Theron Marketing Ltda. dated March 4, 2024, the other exhibits, schedules and/or attachments to Exhibit 10.1 of the Registrant's Form 8-K/A filed March 7, 2024 have been omitted in accordance with Regulation S-K Item 601(b)(10). The Registrant agrees to furnish a copy of any omitted schedule to the SEC upon its request.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WD-40 COMPANY
Registrant

/s/ SARA K. HYZER

SARA K. HYZER
Vice President, Finance and Chief Financial Officer
Date: October 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ STEVEN A. BRASS
STEVEN A. BRASS

President, Chief Executive Officer and Director
(Principal Executive Officer)
Date: October 26, 2026

/s/ SARA K. HYZER
SARA K. HYZER

Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)
Date: October 26, 2026

/s/ NICHOLAS GIORDANO
NICHOLAS GIORDANO
Vice President, Corporate Controller and Chief Accounting Officer
(Principal Accounting Officer)
Date: October 26, 2026

/s/ CYNTHIA B. BURKS
CYNTHIA B. BURKS, Director
Date: October 26, 2026

/s/ GRACIELA I. MONTEAGUDO
GRACIELA I. MONTEAGUDO, Director
Date: October 26, 2026

/s/ DANIEL T. CARTER
DANIEL T. CARTER, Director
Date: October 26, 2026

/s/ DAVID B. PENDARVIS
DAVID B. PENDARVIS, Director
Date: October 26, 2026

/s/ ERIC P. ETCHART
ERIC P. ETCHART, Director
Date: October 26, 2026

/s/ KEN A. PLUNK
KEN A. PLUNK, Director
Date: October 26, 2026

/s/ LARA L. LEE
LARA L. LEE, Director
Date: October 26, 2026

/s/ ANNE G. SAUNDERS
ANNE G. SAUNDERS, Director
Date: October 26, 2026

/s/ EDWARD O. MAGEE, JR.
EDWARD O. MAGEE, JR., Director
Date: October 26, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of WD-40 Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of WD-40 Company and its subsidiaries (the "Company") as of August 31, 2026 and 2025, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended August 31, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of August 31, 2026, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2026, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and

directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Product Sales

As described in Notes 2 and 13 to the consolidated financial statements, product sales make up a majority of the Company's net sales of $688.0 million for the year ended August 31, 2026. The Company generates revenue from sales of its products to customers. Product sales include maintenance products and homecare and cleaning products. As disclosed by management, sales are recognized as revenue at a point in time upon transferring control of the product to the customer, which typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. The Company recognizes revenue related to the sale of these products in an amount reflecting the consideration to which it expects to be entitled.

The principal consideration for our determination that performing procedures relating to revenue recognition for product sales is a critical audit matter is a high degree of auditor effort involved in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to product sales revenue recognition, including controls over the recording of product sales at the point in time upon transferring control to the customer. These procedures also included, among others (i) testing the revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and cash receipts and (ii) confirming a sample of outstanding customer invoice balances as of August 31, 2026 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

San Diego, California
October 26, 2026

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

WD-40 COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	August 31, 2026	August 31, 2025
Assets		
Current assets:		
Cash and cash equivalents	$ 70,607	$ 58,130
Trade and other accounts receivable, net	122,657	120,589
Inventories	83,292	79,871
Other current assets	19,004	26,366
Total current assets	295,560	284,956
Property and equipment, net	58,656	60,394
Goodwill	98,288	97,150
Other intangible assets, net	3,528	2,416
Right-of-use assets	17,268	13,534
Deferred tax assets, net	1,458	1,027
Other assets	19,619	16,332
Total assets	$ 494,377	$ 475,809
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 41,419	$ 37,955
Accrued liabilities	37,763	34,230
Accrued payroll and related expenses	33,691	28,415
Short-term borrowings	800	800
Income taxes payable	1,172	857
Total current liabilities	114,845	102,257
Long-term borrowings	85,249	86,195
Deferred tax liabilities, net	8,576	9,375
Long-term operating lease liabilities	11,101	8,423
Other long-term liabilities	1,633	1,407
Total liabilities	221,404	207,657
Commitments and Contingencies (Note 14)		
Stockholders' equity:		
Common stock — authorized 36,000,000 shares, $0.001 par value; 19,974,002 and 19,954,495 shares issued at August 31, 2026 and 2025, respectively; and 13,407,301 and 13,527,614 shares outstanding at August 31, 2026 and 2025, respectively	20	20
Additional paid-in capital	185,451	180,065
Retained earnings	568,979	540,665
Accumulated other comprehensive loss	(23,478)	(24,485)
Common stock held in treasury, at cost — 6,566,701 and 6,426,881 shares at August 31, 2026 and 2025, respectively	(457,999)	(428,113)
Total stockholders' equity	272,973	268,152
Total liabilities and stockholders' equity	$ 494,377	$ 475,809

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Year Ended August 31,		
	2026	2025	2024
Net sales	$ 687,993	$ 619,985	$ 590,557
Cost of products sold	307,498	278,642	275,330
Gross profit	380,495	341,343	315,227
Operating expenses:			
Selling, general and administrative	225,041	199,936	183,859
Advertising and sales promotion	44,706	37,431	33,911
Amortization of definite-lived intangible assets	1,811	183	1,106
Total operating expenses	271,558	237,550	218,876
Income from operations	108,937	103,793	96,351
Other income (expense):			
Interest income	671	517	474
Interest expense	(2,774)	(3,441)	(4,287)
Other income (expense), net	(335)	757	(1,030)
Income before income taxes	106,499	101,626	91,508
Provision for income taxes	24,153	10,632	21,864
Net income	$ 82,346	$ 90,994	$ 69,644
Earnings per common share:			
Basic	$ 6.10	$ 6.70	$ 5.12
Diluted	$ 6.08	$ 6.69	$ 5.11
Shares used in per share calculations:			
Basic	13,469	13,544	13,554
Diluted	13,497	13,567	13,580

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Fiscal Year Ended August 31,		
	2026	2025	2024
Net income	$ 82,346	$ 90,994	$ 69,644
Other comprehensive income:			
Foreign currency translation adjustment	1,007	4,783	1,938
Total comprehensive income	$ 83,353	$ 95,777	$ 71,582

See accompanying notes to consolidated financial statements.

Table of Contents

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at August 31, 2023	19,905,815	$ 20	$ 171,546	$ 477,488	$ (31,206)	6,342,381	$ (407,670)	$ 210,178
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	19,397	—						—
Payments for taxes related to net share settlement of equity awards			(2,439)					(2,439)
Stock-based compensation			6,535					6,535
Cash dividends ($3.47 per share)				(47,201)				(47,201)
Repurchases of common stock						34,250	(8,129)	(8,129)
Foreign currency translation adjustment					1,938			1,938
Net income				69,644				69,644
Balance at August 31, 2024	19,925,212	$ 20	$ 175,642	$ 499,931	$ (29,268)	6,376,631	$ (415,799)	$ 230,526
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	29,283	—						—
Payments for taxes related to net share settlement of equity awards			(2,883)					(2,883)
Stock-based compensation			7,306					7,306
Cash dividends ($3.70 per share)				(50,260)				(50,260)
Repurchases of common stock						50,250	(12,314)	(12,314)
Foreign currency translation adjustment					4,783			4,783
Net income				90,994				90,994
Balance at August 31, 2025	19,954,495	$ 20	$ 180,065	$ 540,665	$ (24,485)	6,426,881	$ (428,113)	$ 268,152
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	19,507	—						—
Payments for taxes related to net share settlement of equity awards			(2,246)					(2,246)
Stock-based compensation			7,632					7,632
Cash dividends ($4.00 per share)				(54,032)				(54,032)
Repurchases of common stock						139,820	(29,886)	(29,886)
Foreign currency translation adjustment					1,007			1,007
Net income				82,346				82,346
Balance at August 31, 2026	19,974,002	$ 20	$ 185,451	$ 568,979	$ (23,478)	6,566,701	$ (457,999)	$ 272,973

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended August 31,		
	2026	2025	2024
Operating activities:			
Net income	$ 82,346	$ 90,994	$ 69,644
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,371	8,191	9,456
Amortization of cloud computing implementation costs	1,816	1,688	1,221
Deferred income taxes	(1,125)	(455)	(1,156)
Tax benefit from release of uncertain tax position	—	(11,929)	—
Stock-based compensation	7,632	7,306	6,535
Unrealized foreign currency exchange (gains) losses	(300)	355	200
Provision for credit losses	1,136	929	325
Write-off of inventories	1,829	1,109	1,425
Other	(188)	244	(241)
Changes in assets and liabilities:			
Trade and other accounts receivable	(2,348)	319	(15,498)
Inventories	(1,524)	(5,212)	6,414
Other assets	(4,927)	(10,513)	(1,444)
Operating lease assets and liabilities, net	(322)	33	(35)
Accounts payable and accrued liabilities	4,954	2,920	4,322
Accrued payroll and related expenses	5,130	1,881	8,879
Other long-term liabilities and income taxes payable	497	65	1,987
Net cash provided by operating activities	104,977	87,925	92,034
Investing activities:			
Purchases of property and equipment	(7,404)	(4,528)	(4,206)
Proceeds from sales of property and equipment	753	409	672
Proceeds from sale of business	—	1,731	—
Acquisition of business, net of cash acquired	—	—	(6,201)
Net cash used in investing activities	(6,651)	(2,388)	(9,735)
Financing activities:			
Treasury stock purchases	(29,628)	(12,314)	(8,094)
Dividends paid	(54,032)	(50,260)	(47,201)
Repayments of long-term senior notes	(800)	(800)	(800)
Net proceeds from revolving credit facility	—	(7,859)	(25,402)
Shares withheld to cover taxes upon settlement of equity awards	(2,246)	(2,883)	(2,439)
Net cash used in financing activities	(86,706)	(74,116)	(83,936)
Effect of exchange rate changes on cash and cash equivalents	857	10	193
Net increase (decrease) in cash and cash equivalents	12,477	11,431	(1,444)
Cash and cash equivalents at beginning of period	58,130	46,699	48,143
Cash and cash equivalents at end of period	$ 70,607	$ 58,130	$ 46,699
Supplemental cash flow information:			
Accrued capital expenditures	$ 268	$ 292	$ 111
Finance lease obligation settled with prepaid deposit	—	—	3,855
Cash paid for:			
Interest	2,780	3,522	4,459
Income taxes, net of tax refunds received	22,717	26,437	19,843

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

WD-40 Company (the "Company"), incorporated in Delaware and based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company owns a wide range of brands that include maintenance products and homecare and cleaning products: WD-40® Multi-Use Product, WD-40 Specialist®, 3-IN-ONE®, GT85®, X-14®, 2000 Flushes®, Carpet Fresh®, no vac®, Spot Shot®, Lava® and Solvol®. Certain assets of the Company's homecare and cleaning product businesses were reclassified from held for sale to held for use during fiscal year 2026. Refer to Note 3 — Assets Held for Sale for additional information.

The Company's products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products ("HCCP") are sold primarily in North America and Australia. The Company's products are sold primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply, sport retailers, and independent bike dealers.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Global economies have experienced significant volatility in recent years. Although the Company's estimates consider current conditions, the inputs into certain of the Company's significant and critical accounting estimates include judgments and assumptions about the economic implications of factors that have been subject to such volatility and how management expects them to change in the future, as appropriate. It is possible that actual results experienced may materially differ from the Company's estimates in future periods, which could materially affect its results of operations and financial condition.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Trade Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in existing accounts receivable. The Company determines the allowance for credit losses based on historical write-off experience and the identification of specific balances deemed uncollectible. Trade accounts receivable are charged against the allowance when the Company believes it is probable that the trade accounts receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers. Allowance for credit losses related to the Company's trade accounts receivable was $1.2 million for both August 31, 2026 and 2025, respectively. The allowance for credit losses was not significant for fiscal year ended August 31, 2024.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined primarily based on a first-in, first-out method or, for a portion of raw materials inventory, the average cost method. When necessary, the Company adjusts the carrying value of its inventory to the lower of cost or net realizable value, including any costs to sell or dispose of such inventory. Appropriate consideration is given by the Company to obsolescence, excessive inventory levels, product deterioration and other factors when evaluating net realizable value for the purposes of determining the lower of cost or net realizable value.

Included in inventories are amounts for certain raw materials and components that the Company has provided to its third-party contract manufacturers but that remain unpaid to the Company as of the balance sheet date. The Company's contract manufacturers package products to the Company's specifications and, upon order from the Company, ship ready-to-sell inventory to either the Company's third-party distribution centers or directly to its customers. The Company transfers certain raw materials and components to these contract manufacturers for use in the manufacturing process. Contract manufacturers are obligated to pay the Company for these raw materials and components. Amounts receivable from the contract manufacturers as of the balance sheet date related to transfers of these raw materials and components by the Company to its contract manufacturers are generally considered product held at third-party contract manufacturers and are included in inventories in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment is stated at cost, and when placed into service, are depreciated using the straight line method over the following ranges of useful lives:

Machinery, equipment and vehicles	3 - 15 years
Buildings and improvements	10 - 40 years
Computer and office equipment	3 - 7 years
Furniture and fixtures	3 - 10 years

Depreciation expense totaled $8.2 million, $7.6 million and $8.0 million for fiscal years 2026, 2025 and 2024, respectively. These amounts include equipment depreciation expense which is recognized as cost of products sold and totaled $4.1 million, $4.0 million, and $3.9 million in fiscal years 2026, 2025, and 2024, respectively.

Internal-Use Software and Cloud Computing Arrangements

The Company capitalizes costs related to computer software obtained or developed for internal use. Software obtained for internal use has generally been enterprise-level business and finance software that the Company customizes to meet its specific operational needs. Costs incurred in the application development phase are capitalized as property and equipment in the Company's consolidated balance sheets and are depreciated using the straight-line method over their estimated useful lives.

The Company also enters into certain cloud-based software hosting arrangements. In evaluating whether cloud computing arrangements include an embedded internal-use software license, management considers whether the Company has the contractual right to take possession of the software during the hosting period without significant penalty and whether it is feasible to either i) run the software on the Company's hardware, or ii) contract with another party unrelated to the vendor to host the software. If management determines a cloud computing arrangement includes an embedded software license, the Company accounts for the software license element of the arrangement consistent with the acquisition of other internal-use software licenses. If a cloud computing arrangement does not include a software license, the Company accounts for the arrangement as a service contract. For such cloud computing service contracts, the Company capitalizes certain implementation costs such as the configuration, coding and customization of the software. Capitalizable cloud computing arrangement costs are generally consistent with those incurred during the application development stage for internal-use software, however, these costs are capitalized as "other assets" in the Company's consolidated balance sheets. The Company amortizes these capitalized cloud computing implementation costs into selling, general and administrative expenses using the straight-line method over the fixed, non-cancellable term of the associated hosting arrangement, plus any reasonably certain renewal periods.

The useful lives of the Company's internal-use software and capitalized cloud computing implementation costs are generally three to five years. However, the useful lives of major information system installations such as implementations of enterprise resource planning ("ERP") systems and certain related software are determined on an individual basis and may exceed five years depending on the estimated period of use. The Company applies the same impairment model to both internal-use software and capitalized cloud computing implementation costs.

Leases

To determine if a contract contains a lease, the Company assesses its contracts and determines if there is an identified asset for which the Company has obtained the right to control, as defined in Accounting Standards Codification ("ASC") 842. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized over the term of the lease. For leases that do not contain a readily determinable implicit rate, the Company determines the present value of the lease liability at the lease commencement date using its estimated secured incremental borrowing rate, determined by using a portfolio approach based on the rate of interest the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate in the currency of the lease. The Company records ROU assets and lease liabilities on its consolidated balance sheets for leases with an expected term greater than one year.

Lease agreements may contain rent escalation clauses, renewal or termination options, and rent holidays, amongst other features. ROU assets include amounts for scheduled rent increases. The lease term includes the committed, non-cancelable period of the lease and options to renew, extend or terminate the lease when it is reasonably certain the Company will exercise those options, and is reviewed in subsequent periods if a triggering event occurs. The Company has made the accounting policy election to use certain ongoing practical expedients made available by ASC 842 to: (i) not separate lease components from non-lease components for real estate – office buildings, machinery and equipment, lab equipment, office equipment, furniture and fixtures, IT equipment and third-party manufacturing facilities; and (ii) exclude leases with a term of twelve months or less ("short-term" leases) from the consolidated balance sheets and recognize related lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired. The carrying value of goodwill is reviewed for possible impairment in accordance with the authoritative guidance on goodwill, intangibles and other. The Company assesses possible impairments to goodwill at least annually during its second fiscal quarter and otherwise when events or changes in circumstances indicate that an impairment condition may exist. In performing the annual impairment test of its goodwill, the Company considers the fair value concepts of a market participant and the highest and best use for its intangible assets. In addition to the annual impairment test, goodwill is evaluated each reporting period to determine whether events and circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

When testing goodwill for impairment, the Company first assesses qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. If, after assessing qualitative factors, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative test is unnecessary. Otherwise, a quantitative test is performed to identify the potential impairment and to measure the amount of goodwill impairment, if any. The Company also performs a quantitative assessment periodically, regardless of the results of the qualitative assessments. Any required impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations. No goodwill impairments were identified by the Company during fiscal years 2026, 2025 or 2024.

Subsequent Measurement of Long-lived Assets

The Company's long-lived assets consist of property and equipment and definite-lived intangible assets. Long-lived assets are depreciated or amortized, as applicable, on a straight-line basis over their estimated useful lives. The Company assesses for potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and/or its remaining useful life may no longer be appropriate. Any required impairment loss would be measured as the amount by which the asset's carrying amount exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing market participants and would be recorded as a reduction in the carrying amount of the related asset and a charge to results of

operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No impairments to its long-lived assets were identified by the Company during fiscal years 2026, 2025 or 2024.

Fair Value of Financial Instruments

ASC 820, "*Fair Value Measurements and Disclosures*", defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes its financial assets and liabilities measured at fair value into a hierarchy that categorizes fair value measurements into the following three levels based on the types of inputs used in measuring their fair value:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or observable inputs that are corroborated by market data; and
Level 3: Unobservable inputs reflecting the Company's own assumptions.

Under fair value accounting, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of August 31, 2026, the Company had no assets or liabilities that are measured at fair value in the financial statements on a recurring basis, with the exception of the foreign currency forward contracts, which are classified as Level 2 within the fair value hierarchy. The carrying values of cash equivalents and short-term borrowings are recorded at cost, which approximates their fair values, primarily due to their short-term nature. In addition, the carrying value of borrowings held under the Company's revolving credit facility approximates fair value, based on Level 2 inputs, due to the variable nature of underlying interest rates, which generally reflect market conditions. The Company's fixed rate long-term borrowings consist of senior notes and are recorded at carrying value. The Company estimates that the fair value of its senior notes, based on Level 2 inputs, was approximately $60.8 million as of August 31, 2026, which was determined based on a discounted cash flow analysis using current market interest rates for instruments with similar terms, compared to their carrying value of $65.2 million. During the fiscal years ended August 31, 2026, 2025 and 2024, the Company did not record any significant nonrecurring fair value measurements for assets or liabilities in periods subsequent to their initial recognition.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company's policy is to place its cash in high credit quality financial institutions, in investments that include demand deposits, term deposits and callable time deposits. The Company's trade accounts receivable are derived from customers located in North, Central and South America, Asia-Pacific, Europe, India, the Middle East, and Africa. The Company limits its credit exposure from trade accounts receivable by performing on-going credit evaluations of customers, as well as insuring its trade accounts receivable in selected markets.

Concentration of Supplier Risk

The Company relies on a limited number of suppliers, including single or sole source suppliers for certain of its raw materials, packaging, product components and other necessary supplies. Historically, the Company has been able to obtain adequate supplies of these materials which are used in the production of its maintenance products and homecare and cleaning products in a timely manner from existing sources and has been able to access adequate production capacity at its third-party manufacturers. Where possible and where it makes business sense, the Company works with secondary or multiple suppliers to qualify additional supply sources.

Insurance Coverage

The Company carries insurance policies to cover insurable risks such as property damage, business interruption, product liability, cyber liability, workers' compensation and other risks, with coverage and other terms that it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions. The Company does not maintain self-insurance with respect to its material risks; therefore, the Company has not provided for self-insurance reserves as of August 31, 2026 and 2025.

Revenue Recognition

The Company generates revenue from sales of its products to customers in its Americas, EIMEA and Asia-Pacific segments. Product sales for the Company include maintenance products and homecare and cleaning products. The Company recognizes revenue related to the sale of these products when it satisfies a performance obligation in an amount reflecting the consideration to which it expects to be entitled. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized which includes the following: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied.

Contracts with customers are renewable periodically and contain terms and conditions with respect to payment, delivery, sales incentives, warranty and supply, but do not require mandatory purchase commitments. In the absence of a specific sales agreement with a customer, the Company's standard terms and conditions at the time of acceptance of purchase orders apply to the sales transaction. The Company's standard terms and conditions are either included in a standalone document or on the Company's price lists or both, and these standard terms and conditions are provided to the customer prior to the sales transaction. The Company considers the customer purchase orders, governed by specific sales agreements or the Company's standard terms and conditions, to be the contract with the customer. The Company considers each transaction to sell products as separate and distinct, with no additional promises made, and as a result, all of the Company's sales are single performance obligation arrangements for which the transaction price is equivalent to the stated price of the product, net of any variable consideration for items such as sales returns, discounts, rebates and other sales incentives. The Company recognizes sales at a point in time upon transferring control of its product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract.

Taxes imposed by governmental authorities on the Company's revenue, such as sales taxes and value added taxes, are excluded from net sales. Sales commissions are paid to certain third-parties based upon specific sales levels achieved during a defined time period. Since the Company's contracts related to these sales commissions do not exceed one year, the Company has elected as a practical expedient to expense these payments as incurred. The Company also elected the practical expedient related to shipping and handling fees which allows the Company to account for freight costs as fulfillment activities instead of assessing such activities as performance obligations. The Company's freight costs are sometimes paid by the customer, while other times, the freight costs are included in the sales price. The Company does not account for freight costs as a separate performance obligation, but rather as an activity performed to transfer the products to its customers.

Variable Consideration – Sales Incentives

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment related to variable consideration to determine the net consideration to which the Company expects to be entitled. The Company records estimates of variable consideration, which primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by customers associated with failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns, as a reduction of sales in its consolidated statements of operations. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities, the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. The Company reviews its assumptions and adjusts these estimates accordingly on a quarterly basis.

Rebates and Other Discounts

The Company offers various on-going trade promotion programs with customers and provides other discounts to customers that require management to estimate and accrue for the expected costs of such programs or discounts. These programs include cooperative marketing, volume-based discounts, shelf price reductions, consideration and allowances given to retailers for shelf space or favorable display positions in their stores and other promotional activities. Other discounts include items such as charges from customers for services they provide related to the sale of WD-40 Company products and penalties or fees associated with WD-40 Company failing to adhere to contractual obligations, including errors on

purchase orders, errors on shipments, as well as late deliveries. Costs related to rebates, cooperative advertising and other promotional activities and other discounts are recorded as a reduction to sales upon delivery of the Company's products to its customers.

The Company offers certain of its customers a cash discount program to incentivize them to pay the invoice earlier than the normal payment date on the invoice. Although payment terms vary, most customers typically pay within 30 to 90 days of invoicing.

Sales Returns

The Company recognizes revenue net of allowances for estimated returns, which is generally based on historical return rates, with a corresponding reduction to cost of products sold. Although the Company typically does not have definitive sales return provisions included in the contract terms with its customers, when such provisions have been included, they have not been significant. The Company presents its provision for sales returns on a gross basis as a liability. The Company's refund liability for sales returns is included in accrued liabilities and represents the amount expected to be owed to the customers for product returns.

Contract Balances

Contract liabilities consist of deferred revenue related to undelivered products. Deferred revenue is recorded when payments have been received from customers for undelivered products. Revenue is subsequently recognized when revenue recognition criteria are met, generally when control of the product transfers to the customer. Contract liabilities are recorded in accrued liabilities on the Company's consolidated balance sheets. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company has an unconditional right to payment for its trade and other accounts receivable on the Company's consolidated balance sheets.

Cost of Products Sold

Cost of products sold primarily includes the cost of products manufactured on the Company's behalf by its third-party contract manufacturers, net of volume and other rebates. Cost of products sold also includes the costs to manufacture WD-40 concentrate, which is done at the Company's own facilities or at third-party contract manufacturers. When the concentrate is manufactured by the Company, cost of products sold includes direct labor, direct materials and supplies; in-bound freight costs related to purchased raw materials and finished product; and depreciation of machinery and equipment used in the manufacturing process. In addition, cost of products sold includes fees charged to the Company by its third-party distribution centers to warehouse and administer finished products once they are received from the Company's third-party contract manufacturers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to selling the Company's products, such as the cost of the sales force and broker commissions; shipping and handling costs paid to third-party companies to distribute finished goods from the Company's third-party contract manufacturers and distribution centers to its customers; other general and administrative costs related to the Company's business such as general overhead, legal and accounting fees, insurance, and depreciation; and employee-related and various other costs to support marketing, human resources, finance, supply chain, information technology and research and development activities.

Shipping and Handling Costs

Shipping and handling costs associated with the movement of finished goods from third-party contract manufacturers to the Company's third-party distribution centers and from one third-party distribution center to another are capitalized in the cost of inventory and subsequently included in cost of sales when the sale to the customer is recognized in the consolidated statements of operations. Shipping and handling costs associated with out-bound transportation are included in selling, general and administrative expenses and are recorded at the time of shipment of product to the Company's customers. Out-bound shipping and handling costs were $21.0 million, $18.2 million and $17.3 million for fiscal years 2026, 2025 and 2024, respectively.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses are expensed as incurred. Advertising and sales promotion expenses include costs for advertising (television, print media and internet), administration of coupon programs, samples programs and product demonstrations, advertising agency costs, package design expenses, market research costs, royalty expenses associated with licensing agreements, and retail sales data services. Advertising and sales promotion expenses also include shared marketing fund programs that the Company has in place with its marketing distributor customers.

Research and Development

The Company is involved in research and development efforts, including efforts focused on sustainability as well as ongoing development or innovation of new products and the improvement, extension or renovation of existing products or product lines. All research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses were $8.1 million, $8.7 million and $8.0 million in fiscal years 2026, 2025 and 2024, respectively. These expenses include costs associated with general research and development activities, as well as those associated with internal staff, overhead, design testing, market research and consultants.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax basis of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company is required to make assertions on whether its foreign subsidiaries will invest their undistributed earnings indefinitely and these assertions are based on the capital needs of the foreign subsidiaries. Generally, unremitted earnings of the Company’s foreign subsidiaries are not considered to be indefinitely reinvested. However, there is an exception regarding specific statutory remittance restrictions imposed on the Company’s China subsidiary. Costs associated with repatriating unremitted foreign earnings, including U.S. state income taxes and foreign withholding taxes, are immaterial to the Company’s consolidated financial statements. For additional information on income tax matters, see Note 15 — Income Taxes, included in this report.

Foreign Currency

The Company translates the assets and liabilities of its foreign subsidiaries into U.S. Dollars at current rates of exchange in effect at the end of the reporting period. Income and expense items are translated at rates that approximate the rates in effect at the transaction date. Gains and losses from translation are included in accumulated other comprehensive income or loss. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency) are included as other income in the Company’s consolidated statements of operations. The Company had $0.3 million in net losses, $0.7 million in net gains, and $1.3 million in net losses in foreign currency transactions for fiscal years 2026, 2025, and 2024, respectively.

In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates. The Company utilizes foreign currency forward contracts to limit its exposure to net asset balances held in non-functional currencies, primarily at its United Kingdom (“U.K.”) subsidiary. The Company monitors its foreign currency exchange rate exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

Foreign currency forward contracts are carried at fair value, with net realized and unrealized gains and losses recognized in other income (expense), net in the Company’s consolidated statements of operations. Cash flows from settlements of foreign currency forward contracts are included in operating activities in the consolidated statements of cash flows. Foreign currency forward contracts in an asset position at the end of the reporting period are included in other current assets, while foreign currency forward contracts in a liability position at the end of the reporting period are included in accrued liabilities

in the Company's consolidated balance sheets. At August 31, 2026, the Company had a notional amount of $10.2 million outstanding in foreign currency forward contracts, which matured in September 2026. Unrealized net gains and losses related to foreign currency forward contracts were not significant at August 31, 2026, 2025 and 2024. Realized net gains and losses related to foreign currency forward contracts were not significant for the fiscal years ended August 31, 2026, 2025 and 2024. Both unrealized and realized net gains and losses are recorded in other income (expense), net in the Company's consolidated statements of operations.

Functional Currencies

The reporting currency of the Company is the U.S. Dollar. The functional currency of each of the Company's subsidiaries is based on the currency of the economic environment in which it operates. Management periodically assesses the functional currency of each subsidiary in accordance with ASC 830, "*Foreign Currency Matters*".

The functional currency of the Company's U.K. subsidiary, the entity in which the EIMEA results are generated, had been the Pound Sterling through August 31, 2024. During the first quarter of fiscal year 2025, management determined that changes in economic facts and circumstances, such as additional shifts in the currency mix of our operating income, represented a significant change that was other-than-temporary and required a change in functional currency from Pound Sterling to Euro at the Company's U.K. subsidiary, which was accounted for prospectively starting September 1, 2024.

Earnings per Common Share

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities that are required to be included in the computation of earnings per common share pursuant to the two-class method. Accordingly, the Company's outstanding unvested, if any, and outstanding vested stock-based equity awards that provide such nonforfeitable rights to dividend equivalents are included as participating securities in the calculation of earnings per common share ("EPS") pursuant to the two-class method.

The Company calculates EPS using the two-class method, which provides for an allocation of net income between common stock and other participating securities based on their respective participation rights to share in dividends. Basic EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period. Net income available to common stockholders for the period includes dividends paid to common stockholders during the period plus a proportionate share of undistributed net income allocable to common stockholders for the period; the proportionate share of undistributed net income allocable to common stockholders for the period is based on the proportionate share of total weighted-average common shares and participating securities outstanding during the period.

Diluted EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period increased by the weighted-average number of potentially dilutive common shares (dilutive securities) that were outstanding during the period if the effect is dilutive. Dilutive securities are comprised of various types of stock-based equity awards granted under the Company's prior and current equity incentive plans.

Stock-based Compensation

The Company accounts for stock-based equity awards exchanged for employee and nonemployee director services in accordance with the authoritative guidance for share-based payments. Stock-based equity awards are measured at the estimated grant date fair value and expensed on a straight-line basis, net of forfeitures recognized as they occur, over the requisite service period. The requisite service period of employee awards generally ranges from about one to three years, although awards of certain employees may have shorter requisite service periods as a result of retirement, death and disability provisions. Vesting of the RSUs granted to nonemployee directors is over a period of up to one year from the date of grant, with shares to be issued pursuant to the vested RSUs upon termination of each nonemployee director's service as a director of the Company. Compensation expense related to the Company's stock-based equity awards is recorded as selling, general and administrative expenses in the Company's consolidated statements of operations.

The Company does not currently grant stock options. The fair values of restricted stock unit awards and performance share unit awards are based on the fair value of the Company's common stock on the date that such awards are granted. The fair value of market share unit awards is determined using a Monte Carlo simulation model. For the performance share unit awards, the Company adjusts the compensation expense over the service period based upon the expected achievement level

of the applicable performance condition. As the grant date fair value of market share unit awards reflects the probabilities of the actual number of such awards expected to vest, compensation expense for such awards is not adjusted based on the expected achievement level of the applicable performance condition. The Company records any excess tax benefits or deficiencies from settlements of its stock-based equity awards within the provision for income taxes on the Company's consolidated statements of operations in the reporting periods in which the settlement of the equity awards occur.

Segment Information

The Company discloses certain information about its business segments, which are determined consistent with the way the Company's Chief Operating Decision Maker (the "CODM") organizes and evaluates financial information internally for making operating decisions and assessing performance. In addition, the CODM assesses and measures revenue based on product groups.

Recent Accounting Pronouncements

Accounting Pronouncement Adopted in Fiscal year 2026

The following table summarizes the Accounting Standards Updates ("ASUs") adopted in fiscal year 2026 and impacted the Company's income tax disclosures but had no impact on results of operations, cash flows or financial condition.

ASU	Description	Adoption Date
ASU 2023-09	Income Taxes (Topic 740): Improvements to Income Tax Disclosures	Fiscal year 2026

Accounting Pronouncements not yet Adopted

The following table summarizes additional accounting pronouncements the Company have not yet adopted and believe will not have a material impact on our accounting policies or our consolidated financial statements and related disclosures.

ASU	Description	Adoption Date
ASU 2025-05	Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets	Fiscal year 2027
ASU 2024-03	Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	Fiscal year 2028
ASU 2025-06	Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software	Fiscal year 2029

Note 3. Assets Held for Sale

In the third quarter of fiscal year 2026, the Company reassessed its classification of its homecare and cleaning product businesses in the Americas segment previously presented as held for sale. In April 2026, management determined that it will no longer proactively market these brands for sale and now will retain the business assets for ongoing use in operations. As the criteria for held for sale classification under ASC 360 are no longer met, the Company reclassified the business assets to "held for use." In accordance with the guidance, the assets were measured at the lower of (i) their carrying amount, adjusted for amortization that would have been recognized had they remained classified as held for use, or (ii) their fair value as of the date the decision not to sell was made. During the third quarter of fiscal year 2026, the Company resumed amortization and recorded an additional $1.3 million of amortization, which represents the amount the definite-lived intangible assets would have been amortized during the period which they were classified as held for sale, had they been classified as held for use. The fair value of the asset group exceeded the carrying amounts, and therefore no impairments were recorded.

Assets held for sale as of August 31, 2025 were $7.3 million. Assets included as part of the disposal group classified as held for sale in the prior fiscal year consisted of inventory, goodwill and other intangible assets, net. There were no

liabilities in the disposal group. The assets held for sale were included in other current assets in the consolidated balance sheets in the prior fiscal year period.

Sale of Homecare and Cleaning Product Businesses in EIMEA

During the fourth quarter of fiscal year 2025, the Company entered into an Asset Purchase Agreement (the "APA") to sell its homecare and cleaning product business for total consideration of up to $7.5 million. Consideration under the APA consisted of $1.7 million cash paid on the closing date, a $0.5 million paid within twelve months, inventory consideration of up to $1.4 million paid within one hundred twenty days, and annual contingent payments related to incremental revenue share as defined in the APA for an earn out period of four years, not to exceed $3.9 million in aggregate. Total consideration recognized for fiscal year 2025 was net of selling fees which resulted in an insignificant impact to the Company's consolidated statements of operations in fiscal year 2025. Future payments related to the $3.9 million in contingent consideration related to the earn out will be recognized in the period they are earned and will be included in continuing operations on the consolidated statements of operations.

Note 4. Acquisitions

In fiscal year 2024, WD-40 Holding Company Brasil Ltda., a wholly-owned subsidiary of the Company, acquired all of the issued and outstanding capital stock of the Company's Brazilian distributor, Theron Marketing Ltda. ("Theron"), from M12 Participações Empresarias S.A. for total consideration of $6.9 million. The Company's contingent consideration related to this acquisition was insignificant. With this transaction, the Company began direct distribution within Brazil in March 2024. There were no acquisitions in fiscal year 2025 and 2026.

The following table summarizes the fair value of assets acquired and liabilities assumed on the consolidated balance sheets as of March 4, 2024 (in thousands):

	March 4, 2024
Fair value of consideration paid	
Cash, net of cash acquired	$ 6,201
Other consideration	703
Total consideration paid	6,904
Fair value of assets acquired	
Definite-lived intangible assets	2,959
Tangible assets acquired	4,069
Total assets	7,028
Fair value of liabilities assumed	1,604
Fair value of net assets acquired	5,424
Goodwill incident to acquisition	$ 1,481

The transaction was treated as a business combination. The Company recognized goodwill of $1.5 million as of March 4, 2024, which is calculated as the excess of the consideration exchanged as compared to the fair value of identifiable assets acquired. Goodwill is expected to be deductible for tax purposes. Pro forma results are not presented because they are not material to the Company's consolidated financial results.

Note 5. Inventories

Inventories consisted of the following (in thousands):

	August 31, 2026	August 31, 2025
Product held at third-party contract manufacturers	$ 4,093	$ 4,640
Raw materials and components	6,312	11,122
Work-in-process	541	923
Finished goods	72,346	66,535
Inventory held for sale [(1)]	—	(3,349)
Total	$ 83,292	$ 79,871

(1) The prior fiscal year balances included inventory held for sale which consisted mostly of finished goods inventory and was included in other current assets on the Company's consolidated balance sheet. These assets were reclassified from held for sale to held for use in the current fiscal year. Refer to Note 3 — Assets Held for Sale for additional information.

Note 6. Property and Equipment and Capitalized Cloud Computing Implementation Costs

Property and equipment, net, consisted of the following (in thousands):

	August 31, 2026	August 31, 2025
Machinery, equipment and vehicles	$ 57,137	$ 54,975
Buildings and improvements	31,214	29,695
Computer and office equipment	6,497	6,577
Internal-use software	10,737	10,625
Furniture and fixtures	3,706	3,467
Capital in progress	1,994	3,583
Land	4,286	4,294
Subtotal	115,571	113,216
Less: accumulated depreciation and amortization	(56,915)	(52,822)
Total	$ 58,656	$ 60,394

As of August 31, 2026 and 2025, the Company's consolidated balance sheets included $18.4 million and $16.6 million, respectively, of capitalized cloud computing implementation costs recorded as other assets within the Company's consolidated balance sheets. Accumulated amortization associated with these assets was $5.6 million and $3.8 million as of August 31, 2026 and 2025, respectively. Amortization expense associated with these assets was $1.8 million and $1.7 million for the fiscal years ended August 31, 2026 and 2025. respectively.

Note 7. Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amounts of goodwill by segment (in thousands):

	Americas	EIMEA	Asia-Pacific	Total
Balance as of August 31, 2024	$ 86,765	$ 9,011	$ 1,209	$ 96,985
Goodwill held for sale assets [(1)]	(1,120)	—	—	(1,120)
Translation adjustments	251	1,034	—	1,285
Balance as of August 31, 2025	85,896	10,045	1,209	97,150
Reclassification of held for sale assets [(2)]	1,120	—	—	1,120
Translation adjustments	53	(38)	3	18
Balance as of August 31, 2026	$ 87,069	$ 10,007	$ 1,212	$ 98,288

(1) Goodwill held for sale include certain homecare and cleaning assets in the Americas segment is included in other current assets on the Company's consolidated balance sheets in the prior year.

(2) Certain assets of the Company's homecare and cleaning product businesses were reclassified from held for sale to held for use in the current year. Refer to Note 3 — Assets Held for Sale for additional information and related amortization thereof.

During the second quarter of fiscal year 2026, the Company performed its annual goodwill impairment test. The annual goodwill impairment test was performed at the reporting unit level as of the Company's most recent goodwill impairment testing date, December 1, 2025. The Company performed a qualitative assessment of each reporting unit to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount. In performing this qualitative assessment, the Company assessed relevant events and circumstances that may impact the fair value and the carrying amount of each of its reporting units. Factors that were considered included, but were not limited to, the following: (1) macroeconomic conditions, including the impacts of tariffs and geopolitical conflicts; (2) industry and market conditions; (3) historical financial performance and expected financial performance; (4) other entity specific events, such as changes in management or key personnel; and (5) events affecting the Company's reporting units, such as a change in the composition of net assets or any expected dispositions, such as the sale of certain of the Company's HCCP businesses. Based on the results of this qualitative assessment, the Company determined that the estimated fair value of each of the Company's reporting units exceeded their respective carrying values so significantly that an impairment charge to the Company's goodwill balances is remote and, thus, a quantitative analysis was not required. As a result, the Company concluded that no impairment of its goodwill existed as of December 1, 2025. In addition, the Company concluded that there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its goodwill subsequent to December 1, 2025 through August 31, 2026. To date, there have been no impairment losses identified and recorded related to the Company's goodwill.

Definite-lived Intangible Assets

The Company's definite-lived intangible assets include the trade names Spot Shot, Carpet Fresh, EZ REACH, and GT85, as well as intangible assets related to customer relationships and a non-compete agreement. All of these assets are included in other intangible assets, net in the Company's consolidated balance sheets.

In the first quarter of fiscal year 2025, certain assets related to the America's segment homecare and cleaning product businesses were classified as held for sale. Definite-lived intangible assets included the trade name Spot Shot in America's segment homecare and cleaning business, which ceased amortization as of September 1, 2024. As discussed in Note 3 — Assets Held for Sale, during the third quarter of fiscal year 2026, the Company resumed amortization and recorded additional amortization for Spot Shot.

The following table summarizes the definite-lived intangible assets and the related accumulated amortization (in thousands):

	August 31, 2026	August 31, 2025
Gross carrying amount	$ 33,598	$ 33,510
Accumulated amortization	(30,070)	(28,273)
Less: other intangible assets, net, held for sale (1)	—	(2,821)
Net carrying amount	$ 3,528	$ 2,416

(1) Other intangibles, net current held for sale include certain homecare and cleaning assets in the Americas segment are included in other current assets on the Company's consolidated balance sheets.

During the third quarter of fiscal year 2026, the Company performed an impairment analysis in connection with the reassessment of the Americas homecare and cleaning business. The Company determined the fair value of the Spot Shot brand by following the income approach, which uses a discounted cash flow methodology. The discounted cash flow methodology bases the fair value on the present value of its estimated future cash flows. The discounted cash flow methodology also requires that management make assumptions about certain key inputs in the estimated cash flows, including long-term sales forecasts, terminal growth rates and discount rates, all of which are inherently uncertain. The forecast of future cash flows was primarily based on historical data and management's best estimates of sales and operating margins for the next five fiscal years. Management factored in declining cash flows based off management's expectations to harvest this brand.

Based on its quantitative assessment, the Company determined that the estimated fair value of the Americas' Spot Shot business exceeds its carrying value. As a result, the Company concluded that no impairment of its intangibles existed as of the third quarter of fiscal year 2026. To date, there have been no impairment losses identified and recorded related to the Company's Intangible Assets.

Changes in the carrying amounts of definite-lived intangible assets by segment are summarized below (in thousands):

	Americas	EIMEA	Asia-Pacific	Total
Balance as of August 31, 2024	$ 5,354	$ 868	$ —	$ 6,222
Amortization expense	(183)	—	—	(183)
Translation adjustments	66	248	—	314
Less: other intangible assets, net, held for sale (1)	(2,821)	—	—	(2,821)
Less: other intangible assets, net, sold (2)	—	(1,116)	—	(1,116)
Balance as of August 31, 2025 (1)	$ 2,416	$ —	$ —	$ 2,416
Reclassification of held for sale asset (1)	2,821	—	—	2,821
Amortization related to reclassification of held for sale assets (1)	(1,343)	—	—	(1,343)
Amortization expense	(468)	—	—	(468)
Translation adjustments	102	—	—	102
Balance as of August 31, 2026	$ 3,528	$ —	$ —	$ 3,528

(1) The prior fiscal year balances included definite-lived intangible assets held for sale which were included in other current assets on the Company's condensed consolidated balance sheets. These assets were reclassified from held for sale to held for use during the current fiscal year. Refer to Note 3 — Assets Held for Sale for additional information and related amortization thereof.

(2) Other intangibles, net, sold include certain homecare and cleaning assets in the EIMEA segment.

The estimated amortization expense for the Company's definite-lived intangible assets is not significant in any future individual fiscal year.

Note 8. Leases

The Company leases real estate for its regional sales offices, a research and development facility, and offices located at its international subsidiaries and branch locations. The Company also leases automobile fleets in the Americas and EIMEA segments. In addition, the Company has identified warehouse leases within certain third-party distribution center service contracts and a lease of a blending room within a third-party manufacturing contract. All other leases are insignificant to the Company's consolidated financial statements.

Right-of-use assets and lease liabilities consisted of the following (in thousands):

	August 31, 2026	August 31, 2025
Assets:		
Operating lease right-of-use assets	$ 14,505	$ 10,385
Finance lease right-of-use asset	2,763	3,149
Total right-of-use assets	$ 17,268	$ 13,534
Liabilities:		
Current operating lease liabilities(1)	$ 3,405	$ 2,282
Long-term operating lease liabilities	11,101	8,423
Total operating lease liabilities	$ 14,506	$ 10,705

(1) Current operating lease liabilities are classified in accrued liabilities on the Company's consolidated balance sheets.

The Company's maturities of its operating lease liabilities, including early termination and renewal options that management is reasonably certain to exercise, are as follows as of August 31, 2026 (in thousands):

	Operating Leases
Fiscal year 2027	$ 3,513
Fiscal year 2028	3,416
Fiscal year 2029	2,163
Fiscal year 2030	1,744
Fiscal year 2031	1,529
Thereafter	5,070
Total undiscounted future cash flows	$ 17,435
Less: Interest	(2,929)
Present value of lease liabilities	$ 14,506

The Company recorded $3.0 million and $2.6 million in lease expense during the fiscal years ended August 31, 2026 and 2025, respectively. This lease expense was included in selling, general and administrative expenses. The Company recorded $1.4 million and $1.1 million of lease expense classified within cost of products sold for the fiscal years ended August 31, 2026, and 2025, respectively. During the fiscal year ended August 31, 2026 and 2025, the Company paid cash of $3.6 million and $3.0 million, respectively, related to lease liabilities. Variable lease expense under the Company's lease agreements was not significant for both the fiscal years ended August 31, 2026 and 2025. As of August 31, 2026, the weighted-average remaining lease term was 6.4 years and the weighted-average discount rate was 5.3% for the Company's operating leases. As of August 31, 2025, the weighted-average remaining lease term was 5.0 years and the weighted-average discount rate was 5.0% for the Company's operating leases. As of August 31, 2026, the Company did not have material additional operating or financing leases that have not yet commenced.

The Company had no significant short-term leases as of August 31, 2026. The Company obtained additional right-of-use assets of $8.0 million in exchange for lease obligations related to new leases and lease modifications during fiscal year 2026. Residual value guarantees, restrictions, covenants, sublease income, net gains or losses from sale and leaseback transactions, and transactions with related parties associated with leases were also not significant.

Note 9. Accrued and Other Liabilities

Accrued liabilities consisted of the following (in thousands):

	August 31, 2026	August 31, 2025
Accrued advertising and sales promotion expenses	$ 15,201	$ 13,728
Accrued professional services fees	2,130	2,201
Accrued sales taxes and other taxes	3,471	4,486
Deferred revenue	7,761	4,734
Short-term operating lease liability	3,405	2,282
Other	5,795	6,799
Total	$ 37,763	$ 34,230

Accrued payroll and related expenses consisted of the following (in thousands):

	August 31, 2026	August 31, 2025
Accrued incentive compensation	$ 17,548	$ 13,944
Accrued payroll	6,193	5,618
Accrued profit sharing	5,450	4,755
Accrued payroll taxes	3,601	3,416
Other	899	682
Total	$ 33,691	$ 28,415

Note 10. Debt

As of August 31, 2026, the Company held borrowings under two separate agreements as detailed below.

Note Purchase and Private Shelf Agreement

The Company holds borrowings under its Note Purchase and Private Shelf Agreement, as amended (the "Note Agreement") by and among the Company, PGIM, Inc. ("Prudential"), and certain affiliates and managed accounts of Prudential (the "Note Purchasers"). As of August 31, 2026, the Company had outstanding balances on its series A, B and C notes issued under this Note Agreement.

The Note Agreement was most recently amended on April 30, 2024 (the "Fourth Amendment"). The Fourth Amendment permitted the Company to enter into an amendment to its revolving credit agreement with Bank of America, N.A. and also included certain conforming amendments to the credit agreement, including the revision of financial and restrictive covenants.

Credit Agreement

On April 30, 2024, the Company and certain subsidiaries of the Company, entered into a Second Amended and Restated Credit Agreement with Bank of America, N.A. (the "Credit Agreement"). The Credit Agreement modified certain terms and conditions of the Company's previous Amended and Restated Agreement dated March 16, 2020 (as amended on September 30, 2020, and November 29, 2021), and extended the maturity date for the revolving credit facility from September 30, 2025 to April 30, 2029. Borrowings under the Credit Agreement will be used for the Company's various operating, investing and financing needs.

The Company's Credit Agreement with Bank of America, N.A. consists of a revolving commitment for borrowing by the Company up to $125.0 million and with a sublimit from $95.0 million for WD-40 Company Limited, a wholly owned operating subsidiary of the Company for Europe, India, the Middle East and Africa. The Company's index rate under the Credit Agreement for U.S. Dollar borrowings is the Secured Overnight Financing Rate as administered by the Federal

Reserve Bank of New York and for Euro borrowings is the Euro Interbank Offered Rate as administered by the European Money Markets Institute.

Short-term and long-term borrowings under the Company's Credit Agreement and Note Agreement consisted of the following (in thousands):

	Issuance	Maturities (calendar year)	August 31, 2026	August 31, 2025
Credit Agreement – revolving credit facility (1)	Various	4/30/2029	$ 20,849	$ 20,995
Note Agreement				
Series A Notes – 3.39% fixed rate(2)	11/15/2017	2026-2032	13,200	14,000
Series B Notes – 2.50% fixed rate(3)	9/30/2020	11/15/2027	26,000	26,000
Series C Notes – 2.69% fixed rate(3)	9/30/2020	11/15/2030	26,000	26,000
Total borrowings			86,049	86,995
Short-term portion of borrowings			(800)	(800)
Total long-term borrowings			$ 85,249	$ 86,195

(1) The Company has the ability to refinance any draw under the revolving line of credit with successive short-term borrowings through the maturity date. Outstanding draws for which management has the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. All borrowings under this revolving credit facility are classified as long-term and denominated in Euros at August 31, 2026 and August 31, 2025, respectively. Euro denominated draws fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates.

(2) Principal payments are required semi-annually in May and November of each year in equal installments of $0.4 million through May 15, 2032, resulting in $0.8 million classified as short-term. The remaining outstanding principal in the amount of $8.4 million will become due on November 15, 2032.

(3) Interest on notes is payable semi-annually in May and November of each year with no principal due until the maturity date.

Both the Note Agreement and the Credit Agreement contain representations, warranties, events of default and remedies, as well as affirmative, negative and other financial covenants customary for these types of agreements. These covenants include, among other things, certain limitations on the ability of the Company and its subsidiaries to incur indebtedness, create liens, dispose of assets, make investments, declare, make or incur obligations to make certain restricted payments, including payments for the repurchase of the Company's capital stock and enter into certain merger or consolidation transactions. The Credit Agreement includes, among other limitations on indebtedness, a $125.0 million limit on other unsecured indebtedness.

Each agreement also includes a most favored lender provision which requires that any time any other lender has the benefit of one or more financial or operational covenants that is different than, or similar to, but more restrictive than those contained in its own agreement, those covenants shall be immediately and automatically incorporated by reference to the other lender's agreement. Both the Note Agreement and the Credit Agreement require the Company to adhere to the same financial covenants. For the financial covenants, the definition of consolidated EBITDA includes the add back of non-cash stock-based compensation to consolidated net income when arriving at consolidated EBITDA. The terms of the financial covenants are as follows:

- The consolidated leverage ratio cannot be greater than three and a half to one. The consolidated leverage ratio means, as of any date of determination, the ratio of (a) consolidated funded indebtedness as of such date to (b) consolidated EBITDA for the most recently completed four fiscal quarters.

- The consolidated interest coverage ratio cannot be less than three to one. The consolidated interest coverage ratio means, as of any date of determination, the ratio of (a) consolidated EBITDA for the most recently completed four fiscal quarters to (b) consolidated interest charges for the most recently completed four fiscal quarters.

As of August 31, 2026, the Company was in compliance with all debt covenants under both the Note Agreement and the Credit Agreement.

Note 11. Share Repurchase Plan

On June 19, 2023, the Company's Board of Directors (the "Board") approved a share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, the Company is authorized to acquire up to $50.0 million of its outstanding shares through August 31, 2025. On June 16, 2025, the Board approved the extension of the expiration date to August 31, 2026 for the 2023 Repurchase Plan. During the fiscal year ended August 31, 2026, the Company repurchased 139,820 shares at an average price of $211.55 per share, for a total cost of $29.6 million under this $50.0 million plan.

On June 15, 2026, the Board of Directors approved a new share repurchase plan (the "2026 Repurchase Plan"). Under the 2026 Repurchase Plan, which became effective on September 1, 2026, the Company is authorized to acquire up to $100.0 million of its outstanding shares. The timing and amount of repurchases are based on terms and conditions as may be acceptable to the Company's Chief Executive Officer, Chief Financial Officer or Treasurer, subject to present loan covenants and in compliance with all laws and regulations applicable thereto, including the Company's insider trading policies. The 2026 Repurchase Plan is not subject to any expiration date and may be suspended, discontinued, or modified at any time by the Board.

Note 12. Earnings per Common Share

The table below reconciles net income to net income available to common stockholders (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Net income	$ 82,346	$ 90,994	$ 69,644
Less: Net income allocated to participating securities	(228)	(260)	(246)
Net income available to common stockholders	$ 82,118	$ 90,734	$ 69,398

The table below summarizes the weighted-average number of common shares outstanding included in the calculation of basic and diluted EPS (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Weighted-average common shares outstanding, basic	13,469	13,544	13,554
Weighted-average dilutive securities	28	23	26
Weighted-average common shares outstanding, diluted	13,497	13,567	13,580

For the fiscal years ended August 31, 2026, 2025 and 2024, weighted-average stock-based equity awards outstanding that are non-participating securities in the amount of 3,257, 8,705 and 1,351, respectively, were excluded from the calculation of diluted EPS under the treasury stock method as they were anti-dilutive.

Note 13. Revenue

The following table presents the Company's revenues by segment and major source (in thousands):

	Fiscal Year Ended August 31, 2026				Fiscal Year Ended August 31, 2025			
	Americas	EIMEA	Asia-Pacific	Total	Americas	EIMEA	Asia-Pacific	Total
WD-40 Multi-Use Product	$ 254,482	$ 200,662	$ 77,507	$ 532,651	$ 224,811	$ 181,604	$ 71,546	$ 477,961
WD-40 Specialist	$ 40,219	$ 44,543	$ 14,321	$ 99,083	$ 34,990	$ 35,651	$ 11,321	$ 81,962
Other maintenance products [(1)]	$ 19,037	$ 14,085	$ 1,086	$ 34,208	$ 17,033	$ 12,963	$ 1,047	$ 31,043
Total maintenance products	$ 313,738	$ 259,290	$ 92,914	$ 665,942	$ 276,834	$ 230,218	$ 83,914	$ 590,966
HCCP [(2)]	$ 12,439	$ —	$ 9,612	22,051	$ 13,765	$ 6,216	$ 9,038	29,019
Total net sales	$ 326,177	$ 259,290	$ 102,526	$ 687,993	$ 290,599	$ 236,434	$ 92,952	$ 619,985

(1) Other maintenance products consist of the 3-IN-ONE and GT85 brands.
(2) During the fourth quarter of fiscal year 2025, we completed the sale of the homecare and cleaning product businesses in the EIMEA segment.

The Company recorded approximately $44.6 million and $38.5 million in rebates/other discounts as a reduction to sales during fiscal years 2026 and 2025, respectively. The Company had a $13.6 million and $11.8 million balance in rebate/other discount liabilities as of August 31, 2026 and 2025, respectively, which are included in accrued liabilities on the Company's consolidated balance sheets. The Company recorded approximately $6.1 million and $6.0 million in cash discounts as a reduction to sales during fiscal years 2026 and 2025, respectively. The Company had $0.5 million balance in the allowance for cash discounts during both fiscal years 2026 and 2025, respectively.

The Company had contract liabilities of $7.8 million and $4.7 million as of August 31, 2026 and 2025, respectively. All of the $4.7 million that was included in contract liabilities as of August 31, 2025 was recognized to revenue during fiscal year 2026. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company did not have any contract assets as of August 31, 2026 and 2025. The Company has an unconditional right to payment for all trade and other accounts receivable on the Company's consolidated balance sheets.

The Company's refund liability for sales returns was $0.8 million and $0.4 million as of August 31, 2026 and 2025. The Company records an amount to other current assets for the value of inventory that represents the right to recover products from customers associated with sales returns, which was not significant as of August 31, 2026 and 2025.

Note 14. Commitments and Contingencies

Purchase Commitments

The Company has ongoing relationships with various suppliers, third-party contract manufacturers that manufacture the Company's products, and third-party distribution centers that warehouse and ship the Company's products to customers. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and the finished products themselves until shipment to the Company's third-party distribution centers or customers in accordance with agreed-upon shipment terms. The Company has contractual agreements with certain manufacturers that require minimum purchase volumes.

The following table summarizes minimum purchase obligations (in thousands):

	Minimum Purchase Obligation
Fiscal year 2027	$ 4,110
Fiscal year 2028	2,970
Fiscal year 2029	2,850
Fiscal year 2030	2,740
Fiscal year 2031	1,960
Thereafter	4,000
Total	$ 18,630

In addition to minimum purchase obligations described above, supply needs are communicated in the ordinary course of business by the Company to its contract manufacturers based on orders and short-term projections, ranging from two months to six months. The Company is committed to purchase the products produced by the contract manufacturers based on the projections provided.

Upon the termination of contracts with contract manufacturers, the Company obtains certain inventory control rights and is obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on behalf of the Company during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, the Company is obligated to purchase such inventory, which may include raw materials, components and finished goods. The amounts for inventory purchased under termination commitments have been immaterial.

Litigation

The Company is subject to various claims, lawsuits, investigations and proceedings arising in the ordinary course of business, including but not limited to, product liability litigation and other claims and proceedings with respect to intellectual property, breach of contract, labor and employment, tax and other matters. As of August 31, 2026, there were no significant unasserted claims or pending proceedings for claims against the Company that the Company believes will result in a probable loss. As to claims that the Company believes may result in a reasonably possible loss, the Company believes that no reasonably possible outcome of any such claim will have a materially adverse impact on the Company's financial condition, results of operations or cash flows.

Indemnifications

As permitted under Delaware law, the Company has agreements whereby it indemnifies senior officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not capped; however, the Company maintains Director and Officer insurance coverage that mitigates the Company's exposure with respect to such obligations. As a result of the Company's insurance coverage, management believes that the estimated fair value of these indemnification agreements is minimal. Thus, no liabilities have been recorded for these agreements as of August 31, 2026.

The Company enters into indemnification agreements with certain parties in the ordinary course of business, including agreements with lenders, lessors, contract manufacturers, marketing distributors, customers and certain vendors. Indemnification agreements are generally entered into in the context of the particular agreements and are provided in an attempt to allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is not capped, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most potential claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company's business. Thus, no liabilities have been recorded with respect to such indemnification agreements as of August 31, 2026.

Note 15. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
United States	$ 50,124	$ 54,936	$ 47,345
Foreign [(1)]	56,375	46,690	44,163
Income before income taxes	$ 106,499	$ 101,626	$ 91,508

(1) Included in these amounts are income before income taxes for the EIMEA segment of $42.5 million, $34.7 million and $31.4 million for the fiscal years ended August 31, 2026, 2025 and 2024, respectively.

The provision for income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Current:			
Federal	$ 8,184	$ (4,726)	$ 9,559
State	1,178	1,543	820
Foreign	16,056	12,945	12,596
Total current	25,418	9,762	22,975
Deferred:			
United States	(342)	657	(1,413)
Foreign	(923)	213	302
Total deferred	(1,265)	870	(1,111)
Provision for income taxes	$ 24,153	$ 10,632	$ 21,864

Income taxes paid, net of refunds, exceeds 5% of total income taxes paid, net of refunds, in the following jurisdictions for the year ended August 31, 2026:

	August 31, 2026
Federal	$ 8,909
State	1,284
Foreign	
United Kingdom	6,821
China	2,305
All other foreign	3,398
Total income taxes paid, net of refunds	$ 22,717

Deferred tax assets and deferred tax liabilities consisted of the following (in thousands):

	August 31, 2026	August 31, 2025
Deferred tax assets:		
Accrued payroll and related expenses	$ 1,652	$ 1,451
Reserves and accruals	1,823	1,758
Research and development expenses	1,505	2,078
Stock-based compensation expense	2,521	2,547
Uniform capitalization	2,327	2,020
Tax credit carryforwards	3,934	4,399
Lease Liability	1,100	671
Other	2,714	2,134
Total gross deferred tax assets	17,576	17,058
Valuation allowance	(4,337)	(4,552)
Total net deferred tax assets	13,239	12,506
Deferred tax liabilities:		
Property and equipment, net	(3,026)	(3,449)
Withholding taxes	(1,320)	(736)
Right-of-use Asset	(1,162)	(637)
Amortization of tax goodwill and intangible assets	(14,801)	(15,793)
Other	(48)	(239)
Total deferred tax liabilities	(20,357)	(20,854)
Net deferred tax liabilities	$ (7,118)	$ (8,348)

The Company had state net operating loss ("NOL") carryforwards of $9.6 million as of August 31, 2026, which generated a net deferred tax asset of $0.5 million. As of August 31, 2026, the Company had $2.6 million of state NOL carryforwards that do not expire. The remaining state NOL carryforwards, if unused, will expire between fiscal years 2027 and 2046. The Company also had tax credit carryforwards of $3.9 million as of August 31, 2026, of which $3.8 million is attributable to U.K. tax credit carryforwards, which do not expire.

Future utilization of the U.K. tax credit carryforwards and certain state carryforwards is uncertain and is dependent upon several factors that may not occur, including the generation of future taxable income in certain jurisdictions. At this time, management does not conclude that it is "more likely than not" that all of the related deferred tax assets will be realized. Accordingly, the Company recorded an insignificant change in its valuation allowance during the fiscal year ended August 31, 2026 and the cumulative valuation allowance recorded against the related deferred tax asset associated with the U.K. tax credit carryforwards was $3.7 million as of August 31, 2026, and state carryforwards were $0.6 million as of August 31, 2026.

The table below provides the updated requirements of ASU 2023-09 for the year ended August 31, 2026. Refer to Note 2 — Basis of Presentation and Summary of Significant Accounting Policies for recent accounting pronouncements for additional details on the adoption of ASU 2023-09. A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows (in thousands):

	August 31, 2026	
	Income tax expense	% of pre-tax income
Amount computed at U.S. statutory federal tax rate	$ 22,365	21.0 %
State and local taxes, net of federal income tax effect [1]	934	0.9 %
Foreign tax effects		
United Kingdom		
Statutory tax rate difference between the United Kingdom and the United States	1,699	1.6 %
Foreign tax credits	(1,554)	(1.5)%
Other	(439)	(0.4)%
All other foreign jurisdictions	4,517	4.2 %
Effect of cross-border tax laws		
FDII	(3,546)	(3.3)%
Other	341	0.3 %
Tax credits	(839)	(0.8)%
Nontaxable or nondeductible items	771	0.7 %
Other, net	(96)	(0.1)%
Provision for income taxes	$ 24,153	22.7 %

(1) State taxes in California, Illinois and Pennsylvania contributed to the majority (greater than 50%) of the tax effect in this line item.

As previously disclosed prior to the adoption of ASU 2023-09, a reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows (in thousands):

	Fiscal Year Ended August 31,	
	2025	2024
Amount computed at U.S. statutory federal tax rate	$ 21,341	$ 19,217
Effect of foreign operations	3,323	3,339
Net (benefit) from GILTI/FDII	(3,339)	(2,696)
Uncertain tax positions	(8,049)	947
Interest and other true-ups related to uncertain tax positions	(3,416)	—
Other	772	1,057
Provision for income taxes	$ 10,632	$ 21,864

On July 4, 2025, the One Big Beautiful Bill Act ("OBBB Act") was enacted into law. The OBBB Act includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBB Act did not have a material impact on our effective tax rate in the current fiscal year and the remaining significant provisions are not expected to have a material impact once implemented in fiscal year ending August 31, 2027.

The provision for income taxes was 22.7% and 10.5% of income before income taxes for the fiscal years ended August 31, 2026 and 2025, respectively. The increase in the effective income tax rate was primarily due to the expiration of the statute of limitations on the uncertain tax position associated with the Tax Cuts and Jobs Act's mandatory one-time "toll tax" on unremitted foreign earnings in the fiscal year 2025.

Reconciliations of the beginning and ending amounts of the Company's gross unrecognized tax benefits, excluding interest and penalties, are as follows (in thousands):

	Fiscal Year Ended August 31,	
	2026	2025
Unrecognized tax benefits – beginning of fiscal year	$ 901	$ 9,147
Increases for prior period tax positions	9	181
Increases for current period tax positions	182	218
Expirations of statute of limitations for assessment	(201)	(8,558)
Settlements with taxing authorities	(103)	(87)
Unrecognized tax benefits – end of fiscal year	$ 788	$ 901

Gross unrecognized tax benefits totaled $0.8 million and $0.9 million for the fiscal years ended August 31, 2026 and 2025, respectively, of which $0.6 million and $0.7 million, respectively, would affect the Company's effective income tax rate if recognized. Interest and penalties related to uncertain tax positions included in tax expense was not significant for the fiscal year ended August 31, 2026 and a benefit of $4.4 million for the fiscal year ended August 31, 2025. The total balance of accrued interest and penalties related to uncertain tax positions was not significant for the fiscal years ended August 31, 2026 and 2025.

The Company is subject to taxation in the U.S. and in various state and foreign jurisdictions. Due to expired statutes and closed audits, the Company's federal income tax returns for years prior to fiscal year 2023 are not subject to examination by the U.S. Internal Revenue Service. The Company is currently under audit by the U.S. Internal Revenue Service for fiscal year 2025, and in various state jurisdictions for fiscal years 2022 through 2025. Generally, for the majority of state and foreign jurisdictions where the Company does business, periods prior to fiscal year 2022 are no longer subject to examination. Audit outcomes and the timing of settlements are subject to significant uncertainty.

Income taxes receivable of $3.8 million and $4.9 million are recorded in the Company's consolidated balance sheets as of August 31, 2026 and 2025, respectively. Income taxes receivable are included in other current assets, which also consists of miscellaneous prepaid expenses and deposits.

Note 16. Stock-based Compensation

As of August 31, 2026, the Company had one stock incentive plan, the WD-40 Company 2016 Stock Incentive Plan (the "2016 Plan"), which was approved by the Company's stockholders effective as of December 13, 2016 and which was amended and restated on December 12, 2023. The 2016 Plan permits the granting of various stock-based equity awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards to employees, directors and consultants. To date through August 31, 2026, the Company had granted awards of restricted stock units ("RSUs"), market share units ("MSUs"), deferred performance units ("DPUs") and performance share units ("PSUs") under the 2016 Plan. Additionally, as of August 31, 2026, there were still certain outstanding awards which had been granted under the Company's prior stock incentive plan. The 2016 Plan is administered by the Board or the Compensation and People Committee or other designated committee of the Board (the "Committee"). All stock-based equity awards granted under the 2016 Plan are subject to the specific terms and conditions as determined by the Committee at the time of grant of such awards in accordance with the various terms and conditions specified for each award type per the 2016 Plan. As of August 31, 2026, 821,638 shares of common stock remained available for future issuance pursuant to grants of awards under the 2016 Plan. The shares of common stock to be issued pursuant to awards under the 2016 Plan may be authorized shares not previously issued, or treasury shares. The Company has historically issued new authorized shares not previously issued upon the settlement of the various stock-based equity awards under its equity incentive plans.

Vesting of the RSUs granted to nonemployee directors is over a period of up to one year from the date of grant, with shares to be issued pursuant to the vested RSUs upon termination of each nonemployee director's service as a director of the Company. Vesting of the RSUs granted to certain high level employees is over a period of three years from the date of grant, subject to potential earlier vesting in the event of retirement of the holder of the award in accordance with the award agreement, with shares to be issued pursuant to the vested RSUs at the time of vest. The nonemployee director RSU holders are entitled to receive dividend equivalents with respect to their vested RSUs, payable in cash as and when dividends are declared by the Board.

Vesting of the MSUs granted to certain high level employees follows a performance measurement period of three fiscal years commencing with the Company's fiscal year in which the MSU awards are granted (the "Measurement Period").

Shares will be issued pursuant to the vested MSUs following the conclusion of the applicable MSU Measurement Period after the Committee's certification of achievement of the applicable performance measure for such awards and the vesting of the MSU awards and the applicable percentage of the target number of MSU shares to be issued. The recipient must remain employed with the Company for vesting purposes until the date on which the Committee certifies achievement of the applicable performance measure for the MSU awards, subject to potential pro-rata vesting in the event of earlier retirement of the holder of the award in accordance with the award agreement.

During fiscal year 2021, PSU awards were granted for the first time under the 2016 Plan in October 2020 and granting of new DPUs was discontinued by the Company. No DPUs were granted in or after fiscal year 2021. Although certain vested DPU awards granted in prior periods remain outstanding due to a deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. Many features of the Company's PSU award agreements are similar to the discontinued DPU awards with the exception of the timing and terms of issuances. Vested DPUs contain a deferred settlement feature wherein the awards must be held until termination of employment, prior to which the recipients are entitled to dividend equivalents, with vested shares to be issued six months following each such recipient's separation from service from the Company. Vested PSUs are issuable prior to separation from service but contain a period of restriction, wherein the recipient cannot sell or otherwise dispose of the stock until six months following separation from service from the Company. Vesting of the PSUs granted to certain high level employees follows a performance measurement period of one fiscal year that is the same fiscal year in which the PSU awards are granted (the "Measurement Year"). A number of PSUs equal to the applicable percentage of the maximum number of PSUs awarded will be confirmed as vested and issuable following the conclusion of the applicable PSU Measurement Year after the Committee's certification of achievement of the applicable performance measure for such awards. The recipient must remain employed with the Company for vesting purposes until August 31 of the Measurement Year.

Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense related to the Company's stock-based equity awards is as follows by award type (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
RSU compensation expense	$ 4,614	$ 4,273	$ 3,612
MSU compensation expense	3,018	3,033	2,282
PSU compensation expense (1)	—	—	641
Total	$ 7,632	$ 7,306	$ 6,535

(1) PSU awards contain performance conditions for which accrual of expense is based on the probable outcome of the performance conditions. PSUs pertaining to the measurement year of fiscal year 2024 vested at 16.3% since the performance conditions were partially achieved. Vesting of PSUs pertaining to the measurement years of fiscal years 2026 and 2025 was deemed not probable at the end of each respective fiscal year and the PSUs were subsequently forfeited.

The Company recorded deferred tax assets related to such stock-based compensation of $1.8 million, $1.7 million and $1.4 million for the fiscal years ended August 31, 2026, 2025 and 2024, respectively. As of August 31, 2026, the total unamortized compensation cost related to non-vested stock-based equity awards was $1.9 million and $3.4 million for RSUs and MSUs, respectively, which the Company expects to recognize over remaining weighted-average vesting periods of 1.52 and 1.66 years for RSUs and MSUs, respectively. No unamortized compensation cost for DPUs or PSUs remained as of August 31, 2026.

Restricted Stock Units

The estimated fair value of each of the Company's RSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant for those RSUs which are entitled to receive dividend equivalents with respect to the RSUs, or based on the closing market price of the Company's common stock on the date of grant, less the grant date present value of expected dividends during the vesting period, for those RSUs which are not entitled to receive dividend equivalents with respect to the RSUs.

A summary of the Company's restricted stock unit activity is as follows (in thousands, except unit and per unit amounts):

Restricted Stock Units	Number of Units	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value
Outstanding at August 31, 2025	63,189	$ 198.01	
Granted	25,400	190.51	
Converted to shares of common stock	(17,533)	209.58	
Forfeited	(259)	233.96	
Outstanding at August 31, 2026	70,797	$ 192.32	$ 15,161
Vested at August 31, 2026	37,354	$ 181.65	$ 7,999

The weighted-average grant date fair value of all RSUs granted was $190.51, $253.47 and $206.85 during the fiscal years ended August 31, 2026, 2025 and 2024, respectively. The total intrinsic value of all RSUs converted to shares of common stock was $3.4 million, $6.3 million and $6.7 million for the fiscal years ended August 31, 2026, 2025 and 2024, respectively. The income tax benefits from RSUs converted to shares of common stock totaled $0.9 million, $1.5 million and $1.3 million for the fiscal years ended August 31, 2026, 2025 and 2024, respectively.

Market Share Units

The MSUs are market performance-based awards that vest with respect to the applicable percentage of the target number of MSU shares based on relative total stockholder return ("TSR") for the Company as compared to the total return for the Russell 2000® Index (the "Index") over the performance Measurement Period. The ultimate number of MSUs that vest may range from 0% to 200% of the original target number of shares depending on the relative achievement of the TSR performance measure at the end of the Measurement Period. The grant date fair value of MSUs are estimated using a Monte Carlo simulation model and are expensed over the requisite service period rendered. Assumptions and estimates utilized in the model include expected volatilities of the Company's stock and the Index, the Company's risk-free interest rate and expected dividends. The probabilities of the actual number of MSUs expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values of the various MSU awards; therefore, the compensation expense for the MSU awards is not adjusted based on the actual number of such MSU awards to ultimately vest.

The weighted-average assumptions for the valuation of MSU grants used in the Monte Carlo simulation model are as follows:

	Fiscal Year Ended August 31,		
	2026	2025	2024
Expected volatility	27.5 %	33.2 %	34.4 %
Risk-free interest rate	3.6 %	3.6 %	4.8 %
Expected dividend yield	0.0 %	0.0 %	0.0 %
Term	2.89 years	2.91 years	2.90 years

The expected volatility utilized is based on the historical volatilities of the Company's common stock and the Index in order to model the stock price movements. The volatility used was calculated over the periods presented in the above table which were the remaining terms of the performance Measurement Period at the dates of grant. The risk-free interest rates used are based on the implied yield available on a U.S. Treasury zero-coupon bill with a remaining term equivalent to the remaining performance Measurement Period. The expected dividend yield of zero was used in the Monte Carlo simulation model for the purposes of computing the relative TSR of the Company compared to the Index since it is the mathematical equivalent to reinvesting dividends in each issuing entity over the performance Measurement Period.

A summary of the Company's market share unit activity is as follows (in thousands, except unit and per unit amounts):

Market Share Units	Number of Units	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value
Outstanding at August 31, 2025	40,839	$ 232.74	
Granted	19,622	124.34	
Performance factor adjustments	445	185.32	
Converted to shares of common stock	(13,239)	184.97	
Forfeited	(838)	246.30	
Outstanding at August 31, 2026[(1)]	46,829	$ 200.13	$ 10,028

(1) This figure represents the total number of shares underlying MSU grants assuming achievement of the target number of shares at 100%. As the ultimate number of shares that vest could be as high as 200% of the target, the Company may be required to issue additional shares to satisfy outstanding MSU award grants.

The weighted-average grant date fair value of all MSUs granted was $124.34, $281.09 and $226.30 during the fiscal years ended August 31, 2026, 2025 and 2024, respectively. The total intrinsic value of all MSUs converted to shares of common stock was $2.6 million and $3.1 million for the fiscal years ended August 31, 2026 and 2025, respectively. The income tax benefits from MSUs converted to shares of common stock totaled $0.5 million and $0.7 million for the fiscal years ended August 31, 2026 and 2025, respectively. There were no conversions of MSUs to shares of common stock for the fiscal year ended August 31, 2024.

Performance Share Units

The PSU awards provide for performance-based vesting over a measurement period of the fiscal year in which the PSU awards are granted. The performance vesting provisions of the PSUs are based on relative achievement within an established performance measure range of the Company's reported earnings before interest, income taxes, depreciation in operating departments, and amortization computed on a consolidated basis for the Measurement Year, before deduction of the stock-based compensation expense for the Vested PSUs and excluding other non-operating income and expense amounts ("Adjusted Global EBITDA"). The ultimate number of PSUs that vest may range from 0% to 100% of the original maximum number of PSUs awarded depending on the relative achievement of the Adjusted Global EBITDA performance measure at the end of the Measurement Year.

The estimated fair value of each of the Company's PSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for the PSUs, which are not entitled to receive dividend equivalents with respect to the unvested PSUs.

A summary of the Company's performance share unit activity is as follows (in thousands, except unit and per unit amounts):

Performance Share Units	Number of Units	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value
Outstanding at August 31, 2025	16,693	$ 251.30	
Granted	23,599	189.02	
Converted to shares of common stock	—	—	
Forfeited	(16,693)	251.30	
Outstanding at August 31, 2026	23,599	$ 189.02	$ 5,054

The weighted-average grant date fair value of all PSUs granted was $189.02, $251.30 and $198.94 during the fiscal years ended August 31, 2026, 2025, and 2024, respectively. There were no conversions of PSUs to shares of common stock for the fiscal years ended August 31, 2026. The total intrinsic value of all PSUs converted to shares of common stock was $0.8 million for the fiscal year ended August 31, 2025. The income tax benefits from PSUs converted to shares of common stock was not significant for the fiscal year ended August 31, 2025. There were no conversions of PSUs to shares of common stock for the fiscal year ended August 31, 2024.

Deferred Performance Units

During fiscal year 2021, the Company discontinued the granting of new DPU awards. Although certain vested DPU awards granted in prior periods remain outstanding due to the deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. DPU awards converted to shares of common stock issued to recipients following separation from service from the Company were not material to the Company’s consolidated financial statements and related disclosures during fiscal years 2026, 2025 and 2024.

Note 17. Other Benefit Plans

The Company has a WD-40 Company Profit Sharing/401(k) Plan and Trust (the “Profit Sharing/401(k) Plan”) whereby regular U.S. employees who have completed certain minimum service requirements can defer a portion of their income through contributions to a trust. The Profit Sharing/401(k) Plan provides for Company contributions to the trust, as approved by the Board, as follows: 1) matching contributions to each participant up to 50% of the first 6.6% of compensation contributed by the participant; 2) fixed non-elective contributions in the amount equal to 10% of eligible compensation; and 3) a discretionary non-elective contribution in an amount to be determined by the Board up to 5% of eligible compensation. The Company’s contributions are subject to overall employer contribution limits and may not exceed the amount deductible for income tax purposes. The Profit Sharing/401(k) Plan may be amended or discontinued at any time by the Company. The Company’s contribution expense for the Profit Sharing/401(k) Plan was $6.0 million, $5.5 million and $5.2 million for the fiscal years ended August 31, 2026, 2025, and 2024, respectively.

The Company’s international subsidiaries have similar benefit plan arrangements, dependent upon the local applicable laws and regulations. The plans provide for Company contributions to an appropriate third-party plan, as approved by each subsidiary’s board of directors. The Company’s contribution expense related to the international plans was $3.0 million, $2.7 million and $2.4 million for the fiscal years ended August 31, 2026, 2025, and 2024, respectively.

Note 18. Business Segments and Foreign Operations

The Company is organized on the basis of geographical area into the following three segments: the Americas; EIMEA; and Asia-Pacific. Segment data does not include inter-segment revenues. Unallocated corporate expenses are general corporate overhead expenses not directly attributable to the business segments and are reported separate from the Company’s identified segments. Corporate overhead costs include expenses for the Company’s accounting and finance, information technology, human resources, research and development, quality control and executive management functions, as well as all direct costs associated with public company compliance matters including legal, audit and other professional services costs.

The Company’s Chief Executive Officer, Steven A. Brass, as the CODM, manages the Company’s capital and allocates resources based on each business segment’s gross profit and income from operations. The CODM compares the Company’s actual results to forecasted amounts to analyze, manage and make business decisions. Operating income is disclosed below as it is most consistent with the amounts included in the Company’s consolidated financial statements.

Summary information about reportable segments is as follows (in thousands):

	Americas		EIMEA		Asia-Pacific		Total	
Fiscal Year Ended August 31, 2026								
Net sales	$	326,177	$	259,290	$	102,526	$	687,993
Cost of products sold		153,213		109,785		44,500		307,498
Gross Profit		172,964		149,505		58,026		380,495
Operating Expenses:								
Department Expenses[(1)]		70,662		62,281		16,969		149,912
Advertising and sales promotion		20,053		17,015		7,638		44,706
Freight		10,559		8,188		2,256		21,003
Depreciation (in operating departments) and Amortization [(2)]		2,802		3,048		270		6,120
Income from operations - reportable segments	$	68,888	$	58,973	$	30,893	$	158,754
Unallocated Corporate[(3)]								(49,817)
GAAP Income from Operations							$	108,937
Fiscal Year Ended August 31, 2025								
Net sales	$	290,599	$	236,434	$	92,952	$	619,985
Cost of products sold		139,155		101,060		38,427		278,642
Gross Profit		151,444		135,374		54,525		341,343
Operating Expenses:								
Department Expenses[(1)]		60,557		58,283		14,282		133,122
Advertising and sales promotion		14,806		15,518		7,107		37,431
Freight		9,600		6,435		2,124		18,159
Depreciation (in operating departments) and Amortization [(2)]		1,088		2,807		199		4,094
Income from operations - reportable segments	$	65,393	$	52,331	$	30,813	$	148,537
Unallocated Corporate[(3)]								(44,744)
GAAP Income from Operations							$	103,793
Fiscal Year Ended August 31, 2024								
Net sales	$	281,883	$	221,045	$	87,629	$	590,557
Cost of products sold		138,496		100,071		36,763		275,330
Gross Profit		143,387		120,974		50,866		315,227
Operating Expenses:								
Department Expenses[(1)]		53,737		51,105		12,208		117,050
Advertising and sales promotion		13,647		13,645		6,619		33,911
Freight		8,909		6,269		2,138		17,316
Depreciation (in operating departments) and Amortization [(2)]		2,057		3,146		187		5,390
Income from operations - reportable segments	$	65,037	$	46,809	$	29,714	$	141,560
Unallocated Corporate[(3)]								(45,209)
GAAP Income from Operations							$	96,351

(1) Department expenses consist of professional services associated with information systems, finance and legal, travel and meeting expenses, sales commissions, insurance, and other miscellaneous expenses as well as employee-related costs which consist of salaries, stock-based compensation, fringe benefits and other miscellaneous people-costs.

(2) Depreciation presented above includes depreciation in operating departments which excludes depreciation in cost of sales. Amortization presented above includes amortization of definite-lived intangible assets and amortization of implementation costs associated with cloud computing arrangements. During the third quarter of fiscal year 2026, the Company resumed amortization of certain intangible assets and recorded an additional $1.3 million of amortization. For additional information, refer to Note 3 assets held for sale.

(3) These expenses are reported separately from the Company's identified segments and are included in selling, general and administrative expenses on the Company's consolidated statements of operations.

The Company's CODM does not review assets by segment as part of the financial information provided and therefore, no asset information is provided in the above table.

Net sales by product group are as follows (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Maintenance products	$ 665,942	$ 590,966	$ 558,036
Homecare and cleaning products	22,051	29,019	32,521
Total	$ 687,993	$ 619,985	$ 590,557

Net sales and long-lived assets by geographic area are as follows (in thousands):

	Fiscal Year Ended August 31,		
	2026	2025	2024
Net Sales by Geography:			
United States	$ 236,060	$ 210,220	$ 206,963
International	451,933	409,765	383,594
Total	$ 687,993	$ 619,985	$ 590,557
Long-lived Assets by Geography [(1)]:			
United States	$ 25,080	$ 27,242	$ 30,057
International	33,576	33,152	32,926
Total	$ 58,656	$ 60,394	$ 62,983

(1) Includes tangible assets and property and equipment, net, attributed to the geographic location in which such assets are located.

Note 19. Subsequent Events

Dividend Declaration

On October 8, 2026, the Board declared a cash dividend of $1.02 per share payable on October 30, 2026 to stockholders of record on October 19, 2026.

This Page Intentionally Left Blank

CORPORATE INFORMATION

BOARD OF DIRECTORS

Eric P. Etchart
Non-Executive Chairman
Former Senior Vice President
The Manitowoc Company, Inc.

Steven A. Brass
President and Chief Executive Officer
WD-40 Company

Cynthia B. Burks
Compensation and People Committee Chair
Former Senior Vice President and Chief People and Culture Officer
Genentech, Inc.

Daniel T. Carter
Audit Committee Chair
Former Executive Vice President and Chief Financial Officer
BevMo! Inc.

Lara L. Lee
Finance Committee Chair
Former President
Orchard Supply Hardware

Edward O. Magee, Jr.
Vice President, Strategic Operations
Belmont University

Graciela I. Monteagudo
Former President and Chief Executive Officer
Lala U.S., Inc.

David B. Pendarvis
Corporate Governance Committee Chair
Former Chief Administrative Officer, Global General Counsel and Secretary
ResMed Inc.

Ken A. Plunk
Former Chief Financial Officer and SVP Information Technology
J&J Snack Foods Corp.

Anne G. Saunders
Former President, U.S.
nakedwines.com

Designed and produced by Mentus

EXECUTIVE OFFICERS

Steven A. Brass
President, Chief Executive Officer, and Director

Christophe P. Cloëz
Managing Director, EIMEA

Sara K. Hyzer
Vice President, Finance and Chief Financial Officer

Phenix Q. Kiamilev
Vice President, General Counsel and Chief Compliance Officer

Jeffrey G. Lindeman
Vice President, Chief People, Culture and Capability Officer

Patricia Q. Olsem
Division President, Americas

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP | San Diego, California

TRANSFER AGENT

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Phone: +1-877-373-6374
https://www-us.computershare.com/Investor/contact

ANNUAL MEETING

December 11, 2026, 10:00 AM Pacific Standard Time
https://meetnow.global/M4AQP24

INVESTOR RELATIONS

Wendy D. Kelley
Vice President, Stakeholder and Investor Engagement
Phone: +1-619-275-9304
investorrelations@wd40.com

MAILING ADDRESS

WD-40 Company
9715 Businesspark Avenue
San Diego, California 92131
Phone: +1-858-251-5600

OPERATING SUBSIDIARIES

WD-40 Company Limited
Milton Keynes, United Kingdom

WD-40 Company (Canada) Ltd.
Etobicoke, Canada

WD-40 Company (Australia) Pty. Limited
Epping, Australia

PT WDForty Industrial Indonesia
Jakarta, Indonesia

Wu Di (Shanghai) Industrial Co., Ltd.
Shanghai, China

WD-40 Company (Malaysia) SDN. BHD.
Selangor, Malaysia

WD-40 Co. Mexico, S. de R.L. de C.V.
Monterrey Nuevo Leon, Mexico

WD-40 Company Brasil Ltda.
Paraná, Brazil

WD-40 Japan Co., Ltd.
Tokyo, Japan

STOCK INFORMATION

The common stock of the Company is traded on the NASDAQ® Global Select Market under the ticker symbol “WDFC”. The Company’s publicly filed reports, including financial statements and supporting exhibits, are available on the Securities and Exchange Commission’s EDGAR system, on the Company’s website at www.wd40company.com, or by writing to the Corporate Secretary, WD-40 Company, 9715 Businesspark Avenue, San Diego, CA 92131.

LEGAL DISCLAIMERS

This annual report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current expectations for the Company’s future performance but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements are generally identified with words such as “believe,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “aim,” “anticipate,” “target,” “estimate” and similar expressions.

The Company’s expectations, beliefs and projections are expressed in good faith but there can be no assurance that they will be achieved or accomplished. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions “Risk Factors” and “Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended August 31, 2026 and other reports and documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ materially from the forward-looking statements. Except as required by law, we undertake no obligation to update any forward-looking statement.

Corporate information as of October 30, 2026


"
A SMOOTH SEA NEVER MADE
A SKILLED SAILOR.
"
FRANKLIN D. ROOSEVELT

WD-40 COMPANY | 9715 BUSINESSPARK AVENUE | SAN DIEGO, CA 92131 | 1-858-251-5600 | **www.wd40company.com**